CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

As confidentially submitted to the Securities and Exchange Commission on November 24, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Arxis, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3728	39-5113483
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1332 Blue Hills Avenue

Bloomfield, CT 06002

Telephone: (860) 243-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin Perhamus

President and Chief Executive Officer

1332 Blue Hills Avenue

Bloomfield, CT 06002

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shane Tintle Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Craig Marcus Tristan VanDeventer Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 569-9000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

EXPLANATORY NOTE

Pursuant to the guidance of the Staff of the Securities and Exchange Commission titled “Enhanced Accommodations for Issuers Submitting Draft Registration Statements,” we are omitting our combined financial statements for the year ended December 31, 2022 and as of and for the nine months ended September 30, 2025 because we believe such financial statements will not be required to be included in the registration statement at the time the registration statement is publicly filed. We intend to amend the registration statement to include all financial information required by Regulation S-X in connection with the public filing of the registration statement.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

Subject to completion, dated     , 2026

    Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock by Arxis, Inc. We are offering      shares of Class A common stock. The initial public offering price is expected to be between $     and $     per share.

Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on the    under the symbol “ARXS.”

Upon completion of this offering, we will have three authorized series of common stock: Class A common stock, which is entitled to one vote per share, Class B common stock, which is entitled to     votes per share and Class C common stock, which is entitled to no votes per share, except as otherwise required by law. Holders of our common stock vote together as a single class on all matters, except as otherwise set forth in our amended and restated certificate of incorporation or as required by applicable law. Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder and will automatically convert into Class A common stock on a one-for-one basis upon any transfer (other than a transfer to a permitted transferee described in our amended and restated certificate of incorporation) and in certain other circumstances. Class C common stock will automatically convert into Class A common stock on a one-for-one basis in circumstances described in our amended and restated certificate of incorporation. Our Class B common stock will represent     % of the total voting power of our outstanding common stock following this offering (or     % of the total voting power of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). Upon completion of this offering, Arcline Investment Management will be the sole beneficial owner of our Class B common stock. As a result, we will be a “controlled company” under    corporate governance standards and intend to rely on exemptions from certain    corporate governance requirements. See “Management—Controlled Company Status.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to      additional shares of Class A common stock to cover over-allotments.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about     , 2026 through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	Morgan Stanley	Jefferies

   , 2026

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

In connection with this offering, we intend to effect the Reorganization (as defined below). In this prospectus, unless otherwise indicated or the context otherwise requires, “Arxis,” the “Company,” “we,” “us” and similar terms refer to Arxis, Inc. and its consolidated subsidiaries, inclusive of the Arxis Businesses.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you.

We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of any securities. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Until     , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Basis of Presentation of Financial Information

Prior to the Reorganization, Arxis, Inc. will have no material assets or operations.

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CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

The Businesses of Arxis

This prospectus includes the historical combined financial statements of the Arxis Businesses (the “Arxis Combined Financial Statements”) as of December 31, 2024 and for the years ended December 31, 2024 and 2023 prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). The Arxis Combined Financial Statements have been prepared to reflect the combination of Arcline Engineered Topco L.P. (“IPS”) and Hawkeye TopCo L.P. (“Quantic”) and, from and after the contribution of the equity interests of Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P., Connector TopCo, L.P. (“Connector” or “Qnnect”), and Ovation TopCo, L.P. (“Ovation”) to a newly-formed limited partnership series-entity (the “Arxis Businesses Transaction”) that occurred on September 30, 2024, Connector and Ovation (collectively, the “Arxis Businesses” or the “Pre-IPO Entities”) using the financial statements of such Arxis Businesses as they were historically managed and operated. However, the Arxis Combined Financial Statements may not be indicative of the combined financial position, results of operations and cash flows of Arxis, Inc. in the future (including following the Reorganization and this offering) or if the Arxis Businesses had been managed and operated as one consolidated entity. For additional information, see “Note 1. Organization and Nature of Operations” to the Arxis Combined Financial Statements included elsewhere in this prospectus. In accordance with Rule 405 of Regulation C, each of IPS, Quantic and Connector is a predecessor to Arxis, Inc.

Connector

This prospectus includes Connector’s historical consolidated financial statements for the period from January 1, 2024 through September 29, 2024 and for the year ended December 31, 2023 prepared in conformity with GAAP. In accordance with Rule 405 of Regulation C, Connector is a predecessor to Arxis, Inc.

Unaudited Supplemental Pro Forma Financial Information

This prospectus includes unaudited supplemental pro forma financial information for the year ended December 31, 2024 prepared in a manner comparable to the requirements of Article 11 of Regulation S-X but does not comply with Article 11 in that Rule 11-02(c) does not allow for the presentation of pro forma financial information prior to the most recent fiscal year. Such unaudited supplemental pro forma financial information has been prepared based on our historical results of operations derived from the Arxis Combined Financial Statements included in this prospectus adjusted to give pro forma effect to the transactions as set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Supplemental Pro Forma Information.” See the notes to the unaudited supplemental pro forma financial information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Supplemental Pro Forma Information.” The unaudited supplemental pro forma financial information is presented for illustrative purposes only and may not be indicative of the combined financial statements of Arxis, Inc. in the future (including following the Reorganization and this offering) or if the Arxis Businesses had been managed and operated as one consolidated entity. Our independent registered public accounting firm has not audited or reviewed such unaudited supplemental pro forma financial information and does not express any opinion thereon.

Trademarks

We own various trademark registrations and applications, and unregistered trademarks. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Market and Industry Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

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CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Arxis Combined Financial Statements, including the notes thereto, included elsewhere in this prospectus, before deciding whether to purchase our Class A common stock.

Overview

We are a leading designer and manufacturer of proprietary, mission-critical electronic and mechanical components engineered for cutting-edge performance in extreme environments. Leveraging significant intellectual property (“IP”) and world-class engineering capabilities, we design and deliver innovative solutions that address some of our customers’ most complex performance needs.

Arxis is the result of a deliberate and disciplined strategy executed by our sponsor, Arcline Investment Management (“Arcline” or our “Sponsor”), and the Arxis management team to create a purpose-built, cohesive business through targeted acquisitions with similar product and end market characteristics. Since 2019, we have acquired and integrated over 30 complementary companies, each meticulously selected for its strategic alignment with our decentralized operating model and IP-led, designed-in component portfolios. We set out to build the leading supplier of high-reliability, highly engineered components providing mission critical functionality to defense systems, commercial aerospace platforms, life-saving medical devices, and advanced industrial technologies. Our strategy was to create a differentiated platform – one that did not previously exist in the market – by unifying a set of specialized businesses into a single, integrated solutions provider.

Our heritage lies in the aerospace and defense markets, where we have spent decades establishing embedded positions across hundreds of national security, space, and commercial aerospace platforms. We also serve customers across other similarly demanding and attractive end markets, including medical technology, high-end semiconductor testing, quantum computing, and specialized industrial sectors, which have unique performance requirements and resilient, long-term growth tailwinds. Our core products include electronic components such as connectors, cable assemblies, microelectronic packaging, radio frequency (“RF”) and microwave products, power products and sensors, and mechanical components such as precision and self-lubricating bearings, seals, springs, gaskets, and radar absorbing materials. We go to market through 46 customer-facing brands that we believe are synonymous with engineering excellence, quality execution, and trusted partnership.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

At our core, we are a business of engineers. Our custom, IP-rich components are developed through engineer-to-engineer collaboration with our customers, and we believe our products set the industry standard for highly engineered solutions designed to operate dependably in high-cost-of-failure applications. Our product portfolio is built upon 66 foundational proprietary technologies from which we have developed thousands of unique products that are designed into more than 600 leading platforms. Given the extensibility of our foundational proprietary technologies, we are able to serve a diverse mix of blue-chip customers including major aerospace and defense original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 suppliers, and leading OEMs and their suppliers in other high-value sectors. A selection of our product set and the end market applications we serve are highlighted below:

Our products are typically designed into our customers’ current and next-generation platforms, many with large installed bases and multi-decade lifecycles. For the year ended December 31, 2025, over % of our revenue was generated from products that are uniquely designed, developed and produced by Arxis, often protected by patents, trade secrets, or exclusive manufacturing processes. These factors result in our highly predictable, recurring, and sticky revenue base. Although the products we provide are often critical to a platform’s mission and functionality, they represent an extremely small portion of a platform’s total cost: often less than 0.01%. We believe this outsized value-to-cost ratio, combined with the significant investment in time and resources required by our customers to design in a competing product, creates a high barrier to switching from our products.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Our world-class technical team of multidisciplinary engineers and technical sales representatives are product experts that work hand-in-hand with our customers’ engineers to develop cutting-edge products for extreme operating environments. For example, our Kryoflex Connector was developed to address our customers’ need for a connector capable of withstanding high-temperature and high-pressure harsh environments, and we developed our Bal Conn Platinum Iridium Electrical Contacts to address our customers’ need for a high-performing electrical contact that can survive for over 15 years in the human body. This collaborative approach to developing proprietary products addressing cutting-edge performance requirements is the foundation of Arxis’ decades-long close customer relationships. Examples of extreme operating environments in which our products are designed to perform include:

Our recurring revenue profile is underpinned by our “layer cake” business model, where each “layer” of the “cake” represents a unique part, customer, and platform combination. The Arxis revenue “layer cake” includes more than 11,000 “layers” that our business units have won over decades. Our engineers and technical salesforce continue to drive volume growth with the addition of new “layers” through the development of custom products for mission-critical applications on new and existing platforms, working alongside our customers sometimes years prior to initial platform launch to solve challenging engineering problems. These products are often designed into platforms that can remain in production for over 20 years. Post-production, these platforms can remain in service for over 40 years in some cases, which creates additional aftermarket revenue opportunities as platforms go through technology modernization cycles and as parts wear out. This combination of build-rate driven growth and aftermarket demand has created a highly recurring and growing revenue base with what we believe is a unique degree of visibility. An illustration of our “layer cake” revenue model is included below, highlighting how “layers” of yearly new business wins compound on top of a stable revenue base from existing platform revenues:

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Engineered to underpin our unique business model, our proprietary business system – Arxis EDGE (Empower Data-driven Growth and Execution) – is the foundation of our sustained significant revenue growth and drives daily execution. Arxis EDGE leverages real-time analytics, insights, and communication across the organization to enhance individual decision-making processes, drive team-based selling and accountability, increase cross-selling opportunities across our business units, and support our commercial strategy. The Arxis EDGE business system aligns incentives across our engineers, technical salespeople and product managers who regularly form teams to identify, cultivate and book new business, adding new “layers” to our “cake” and fueling profitable growth. Included below is an illustration of how the Arxis EDGE business system uses real-time analytics to accelerate growth:

We operate our business through a decentralized organizational structure that enables significant growth and efficient and agile operations across our scaled organization of approximately 5,500 employees as of October 31, 2025. This structure prioritizes local autonomy at the business unit level while Arxis EDGE aligns interests and incentivizes collaboration across the entire organization. Reporting to our two segment Presidents are 16 “block” Vice Presidents, each of whom manage a group of customer-facing business units. Each of our 42 business units specializes in a product category and is empowered to make decisions to rapidly respond to customer needs, while also having clear goals and structural accountability to drive consistent and predictable performance.

Our segment and block leaders are empowered to identify and evaluate acquisitions that complement Arxis business units, enabling us to pursue multiple add-on opportunities simultaneously without diverting attention from ongoing operations. By targeting adjacent product categories with common business model characteristics, we are able to implement our repeatable value creation playbook to drive incremental growth. After acquisitions close, acquired companies are rapidly immersed in Arxis EDGE, a fundamental part of our integration playbook, enabling us to quickly identify and optimize commercial opportunities to grow revenue and EBITDA and thus drive significant returns. We operate in a large and highly fragmented market, which we believe provides ample accretive acquisition opportunities to accelerate our organic growth strategy.

Our business model and decades-long track record of product excellence have translated into long-standing relationships with over 5,000 global customers and embedded positions on over 600 platforms. Given the mission-critical nature of our products, our customers look for highly reliable suppliers they can trust to continually deliver high-quality products on time with a near-zero defect rate. Our ability to meet and often exceed our customers’ specifications and expectations, leveraging our comprehensive library of IP and technical know-how, is demonstrated by our decades long customer relationships and strong customer retention. We believe our differentiated foundational proprietary technologies, track record of addressing complex customer challenges, and decentralized operating structure unified through Arxis EDGE create a durable competitive advantage that positions Arxis as a critical long-term partner for our customers.

We operate in two reportable segments, Electronic Components ( % of our revenues for the year ended December 31, 2025) and Mechanical Components ( % of our revenues for the year ended December 31, 2025).

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Both segments focus on proprietary, mission-critical, engineered components with outsized value-to-cost ratios, benefit from the same secular growth trends, and share a decentralized operating structure unified by Arxis EDGE. The segments are distinct in terms of the product categories they offer: our Electronic Components segment provides specialized, highly engineered electronic components and interconnect solutions, including connectors, cable assemblies, microelectronic packaging, RF and microwave products, power products, sensors, capacitors, and resistors. Our Mechanical Components segment provides precision and self-lubricating bearings, seals, springs, gaskets and ducting, and radar absorbing materials.

Our business is highly diversified across end markets, customers, and platforms. While we primarily serve the broader aerospace and defense industries, we also have a significant presence across medical technology and other specialized industrials end markets. For the year ended December 31, 2025, our top ten customers together accounted for less than one-third of our revenues, with no single customer representing more than   %. Similarly, for the year ended December 31, 2025, our top ten platforms accounted for    % of our revenues, with no platform representing more than %. Below is a breakdown of our revenues for the year ended December 31, 2025:

We operate 68 highly specialized manufacturing facilities globally, including 51 U.S. locations strategically located to serve our domestic customers. Our manufacturing footprint includes production sites certified for International Traffic in Arms Regulations (“ITAR”) compliance. Our manufacturing processes are highly scalable with capacity to support our expected growth.

Our financial performance reflects the strength and resilience of our business model. We generated revenues of $    million for the year ended December 31, 2025, which represents a    % revenue compound annual growth rate (“CAGR”) from the year ended December 31, 2021. The success of our business model is further evidenced by a net loss before income taxes margin of     % and an Adjusted EBITDA margin of    % for the year ended December 31, 2025, representing margin expansion of     basis points and     basis points, respectively, relative to the year ended December 31, 2024. Our capital requirements remain modest relative to our revenues: for the past five years, capital expenditures have always been lower than    % of our revenues, enabling us to sustain high returns on invested capital and maintain flexibility in capital allocation.

Our Industries

Our products are used in mission-critical applications across the aerospace and defense, medical technology, and specialized industrial industries. With approximately    % of our revenues for the year ended December 31, 2025 sourced from the aerospace and defense industries, we believe we are well positioned to benefit from increasing global air traffic and aircraft deliveries and from the ramping demand for defense products due to enhanced national security needs, rising geopolitical tensions, and accelerating technology refreshing cycles. The medical technology and specialized industrial sectors we serve are also underpinned by

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

secular growth drivers, including growth in minimally invasive and robotic surgeries, increasing demand for artificial intelligence and data centers, and greater complexity in industrial automation and robotics.

Aerospace and Defense

The aerospace and defense markets represented approximately    % of our revenues for the year ended December 31, 2025. Given the importance of these industries to our business, we further disaggregate this market into two sub-markets: (i) Defense and Space and (ii) Commercial Aerospace.

Defense and Space

Defense and Space represents Arxis’ largest end market, accounting for approximately    % of our revenues for the year ended December 31, 2025. This sector benefits from strong tailwinds, including increasing global defense budgets, more frequent modernization programs and the need for advanced technologies to counter near-peer threats. Ongoing global conflicts, coupled with the potential for future conflicts, have accelerated global defense investments. In the U.S. there is bipartisan support for robust defense spending: The Center for American Progress projects that the U.S. Department of War (“DoW”), also known as the Department of Defense, annual budget will reach $1 trillion by the fiscal year ended September 30, 2026, a substantial increase from approximately $780 billion in fiscal year 2022, driven by multi-theater conflicts and a more advanced and complex threat environment. The current administration is prioritizing investment in high-tech platforms including those already supported by Arxis (e.g., F-35 Joint Strike Fighter, DDG-51 destroyers, Virginia-class submarines, Next-generation Overhead Persistent Infrared satellites).

The current administration is also prioritizing modernization, resilience, and technological superiority, especially in response to rising geopolitical tensions and the need for space control and homeland defense. Recent increases in the DoW’s Research, Development, Test & Evaluation (“RDT&E”) budget reflect a growing emphasis on next-generation capabilities and strategic deterrence. For fiscal year 2025, the DoW requested an RDT&E budget of approximately $143 billion, which represents an increase of approximately $37 billion compared to fiscal year 2020 levels. The fiscal year 2026 budget request marks a further step up, with the DoW targeting a $36 billion increase, bringing the total RDT&E budget to $179 billion. These increases align with broader strategic themes in defense and space technology, including connected warfighters, C5ISR integration, nuclear deterrence, Golden Dome-related space capabilities (e.g., resilient missile tracking and defeat systems), and hypersonic weapons. Arxis directly supports key initiatives across these priorities, including supplying mission-critical components for resilient missile tracking systems such as the SPY-6 radar, positioning the Company for continued growth in the defense and space sector.

Defense budgets have risen across every major region in recent years, with significant increases in Europe and Asia-Pacific. In Europe, defense spending by North Atlantic Treaty Organization (“NATO”) members increased from approximately $236 billion in 2015 to approximately $484 billion in 2024, and growth is expected to continue as the continent undergoes a sustained, broad-based rearmament. Since 2021, the number of NATO countries meeting the 2% GDP defense spending target has tripled, with eighteen countries’ expenditures targeted to meet the goal in 2024 on their way to their collective commitment to spend 5% of GDP on defense and security by 2035. Asia-Pacific defense expenditures rose from approximately $234 billion to more than $315 billion over the same period, led by India, Japan, and South Korea (and excluding China and North Korea). This shift underscores a global commitment to readiness and deterrence, reinforcing our strategic positioning as a supplier of mission-critical components across allied defense ecosystems.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Commercial Aerospace

The aerospace market, including both commercial aerospace and business aviation, is a key growth sector for Arxis, representing approximately    % of our revenues for the year ended December 31, 2025, with growth supported by rising global air traffic and steadily increasing aircraft production and deliveries.

Commercial Air Transport: The commercial aerospace sector has shown consistent long-term growth trends over the past 75 years, spurred by growing travel demand linked to the development of a global world economy. The industry’s growth rate has historically outpaced global GDP growth, with revenue passenger kilometers (“RPKs”) increasing at approximately 2.0x global GDP growth between 2000 and 2024 according to data published by the International Air Transport Association (the “IATA”), reflecting an approximate 6% CAGR.

Global aircraft deliveries for Boeing and Airbus are expected to increase approximately 74% from 2024 to 2028 according to IATA, with near-record order books projected to double the global commercial fleet by 2042. We believe this growth will be fueled by rising passenger demand and the expansion of the middle class worldwide. Additionally, the delayed ramp up of the 737 MAX platform has driven extended lifespans of older aircraft, requiring additional maintenance cycles and greater aftermarket demand for parts. Many of the commercial platforms we serve are converted to freighter aircraft at the end of their passenger-carrying life, extending their useful life by 15-20 years and increasing the need for aftermarket components. Arxis supplies critical components, including bearings, seals, and interconnect solutions into all major commercial aerospace platforms (e.g., Boeing 737, Airbus A320), as well as into major engine platforms (e.g., LEAP, PW1000G, PT6, PW4000 & CFM56).

Commercial aerospace OEM revenue historically has been tied to new aircraft production, which is currently supported by the production ramp of several next-generation narrowbody aircraft platforms (e.g., Boeing 737 MAX and Airbus A320neo family of aircraft). These programs are benefiting from substantial order backlogs driven by growing demand for air travel. In 2024, there were approximately 27,150 commercial aircraft in service compared to approximately 19,410 in 2010 and The Boeing Company’s (“Boeing”) 2025 commercial market outlook projects that future demand will require approximately 49,640 commercial aircraft in service by 2044. To reach this scale of an in-service fleet, approximately 43,600 new aircraft will need to be manufactured, with roughly half serving as replacements for the current fleet due to historically low retirement rates and the aging profile of existing aircraft. Arxis’ embedded positions on these long-lived commercial aircraft platforms provides a stable and growing revenue base for the Company.

Business Jet and Other: Growth in this sector is driven by rising global wealth, sustained demand for premium travel experiences, and the introduction of next-generation aircraft. We believe we are well positioned to capitalize on this growth through supporting leading platforms like the Gulfstream G650, G700, and G800. Arxis’ components – such as track roller bearings and engine fire seals – are engineered to meet the unique performance demands of these jets, including extended flight ranges and high-altitude heat ducting. We also benefit from exposure to commercial rotorcraft platforms, where steady fleet utilization and recurring maintenance needs provide durable, multi-year revenue visibility.

Industrial Technology

The Industrial Technology end market accounted for approximately    % of our revenues for the year ended December 31, 2025 and primarily consists of Medical Technology and Specialized Industrials end markets.

Medical Technology: This end market provides attractive exposure to a high-growth sector of the global healthcare industry. Broadly, the medical technology industry has transitioned its emphasis from open procedures towards minimally invasive procedures enabled by specialized technology. These innovative procedures are intended

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

to result in shorter recovery times, fewer complications, and lower total cost of care, which has attracted billions of research and development dollars from medical technology OEMs fueling rapid technological advancements in robotic, interventional, and minimally invasive devices. Arxis’ components enable the functionality of many of these medical devices, and we believe we are well-positioned to benefit from growth driven by their global adoption and an expansion of their use cases.

Specialized Industrials: This end market includes diverse, high-growth applications including high-end semiconductor testing, quantum computing, telecom, and process industries. Key growth drivers in this market include the proliferation of artificial intelligence, cloud computing, electrification, and component density, all of which fuels an unprecedented need for high-performance chips and more robust requirements for advanced testing. Among a wide variety of use cases, our components provide ultra-precise motion, thermal control, and signal integrity to facilitate superb, reliable performance at extremely small scales and under demanding physical conditions.

Our Competitive Strengths

Our leading position as a premier, trusted supplier of highly engineered components is underpinned by our highly differentiated capabilities, business model, and portfolio composition. We believe these strengths create a defensible market position and will enable us to profitably grow and drive our continued success.

Premier Supplier of Proprietary, Highly Engineered Components Enabling Cutting-Edge Performance in Extreme Environments

We are a trusted supplier of custom, proprietary, highly engineered components enabling cutting-edge performance in extreme environments. Our engineering excellence and extensive foundational proprietary technologies serve as the backbone of our competitive advantage. Customers choose Arxis because we provide custom solutions to their most complex design challenges and performance requirements. Our products’ exceptional functional performance enables us to both win new platform positions and protect our leading market position over time.

Our IP, in-house research and development capabilities, and engineering expertise represent decades of knowledge and investment that we believe differentiates us from our competitors. Due to the stringent regulatory, certification, and technical requirements across our core end markets, the qualification process for new products is rigorous and costly. These steep costs and extensive lead times drive significant barriers to switching suppliers, resulting in strong incumbency positions on existing platforms.

Engineer-Led Commercial Model Driving Deep Customer Intimacy Early in the Design Process

Through our engineer-to-engineer commercial model, our teams become directly embedded with our customers in the initial stages of product development, allowing us to develop future revenue streams and build our “layer cake.” Our close engagement establishes us on each platform, deepens customer intimacy, enables sole provider status and provides an opportunity to expand content as customer requirements evolve. We remain in constant dialogue with new and existing customers to support new business opportunities. By leveraging Arxis EDGE, we are able to unlock new wins methodically through proactive team-based selling, focusing on the highest-value opportunities and motivating cross selling across business units, customers, and platforms.

Designed-in Positions Provide Multi-Decade Visibility and Stability

We are typically the sole provider of our products, which are designed-in for the life of the platforms they serve, creating long-term embedded positions across defense, commercial aerospace, medical technology, and

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specialized industrial markets. The high cost of switching suppliers, combined with the IP-rich nature of our designs and their proven reliability, makes replacement often highly impractical for customers once our components are qualified and integrated.

This designed-in status provides exceptional revenue visibility and stability, with the majority of our installed base tied to platforms that have operational lives exceeding 40 years. These platforms are supported by well-defined refresh and technological upgrade cycles, ensuring that we remain a trusted supplier throughout a platform’s lifecycle. We provide support across the full platform lifecycle – enhancing performance, extending platform life, and enabling adoption of next-generation technologies – which positions us for long-term growth and resilience in evolving markets.

Highly Diversified Customer and Platform Base in High-Barrier-to-Entry Markets

We operate in high-barrier-to-entry markets where performance, reliability, and trust are paramount. We have strategically built a diversified business designed to ensure there is no single point of failure and to enhance resilience across market cycles. Our diverse exposure across customers, platforms, and products also broadens our opportunity set and creates actionable cross-selling opportunities across our portfolio.

•

Customers: We are a trusted supplier to over 5,000 customers. For the year ended December 31, 2025, our top 10 customers comprised only    % of revenues, with no customer comprising more than    % of our revenues.

•

Platforms: We are positioned on over 600 premier current and next-generation platforms with the top 10 platforms comprising only    % of revenues and with no platform comprising more than     % of our revenues for the year ended December 31, 2025.

•

End Markets: For the year ended December 31, 2025, approximately    % of our revenues is exposed to the aerospace and defense market, with the remaining approximately    % diversified across attractive, high-growth verticals including medical technology and other specialized industrials. Our diverse end market mix enhances our total addressable market and provides stability through market cycles.

Arxis EDGE, Our Proprietary Data-Driven Business System, Empowers Performance and Accelerates Growth

Our operations are built around a philosophy that encourages local autonomy across our business units and empowers our managers to act independently and with an entrepreneurial spirit. Our decentralized organization is unified through a proprietary business system called Arxis EDGE. This system empowers our proactive, team-based sales approach to drive new and attractive business onto our platform. Arxis EDGE aligns engineers, technical sales teams, and product managers to function as a cohesive unit, proactively seeking out and cultivating new opportunities. The system aligns incentives across roles, ensuring that every team member is motivated to secure new business, fueling profitable growth for Arxis. We have a track record of successful cross-selling across business units, customers, and platforms with significant runway ahead given the strength of Arxis EDGE and the unique diversity of our portfolio.

Robust Financial Profile, including Resilient Revenue Growth, Compelling Margins and Strong Free Cash Flow Generation

We have consistently delivered strong revenue growth, achieving revenue growth and organic revenue growth of     % and     %, respectively, in the year ended December 31, 2025 and a long-term organic revenue CAGR of     %, calculated based on revenue from 2021 to 2025, while recognizing a net loss before income taxes margin and maintaining an attractive Adjusted EBITDA margin of    %

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and    %, respectively, for the year ended December 31, 2025. For a definition of organic revenue, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.” We also generate robust cash flow, with     % and     % of cash flows from operating activities conversion and free cash flow conversion, respectively, for the year ended December 31, 2025. A significant portion of our revenue is anchored to long-duration platforms, many of which will be in production for over 20 years and in service for decades longer, providing exceptional revenue visibility and stability. Our growth algorithm – which is foundational to our commercial approach and financial profile – focuses on volume increases, strategically expanding price, and efficiently managing costs. We maintain a culture of operational excellence across our organization through implementation of lean processes to ensure we are continually improving.

Proven, Disciplined and Scalable M&A Strategy

We have a long-standing track record of executing and integrating both tuck-in and transformational acquisitions, with 31 acquisitions completed since inception. Our disciplined M&A approach is rooted in a value creation playbook that emphasizes commercial synergies, cultural alignment, and strategic fit with the goal of driving significant revenue and EBITDA growth in the acquired companies. Our repeatable integration playbook preserves the unique strengths of each acquired business while unifying performance standards. Each acquisition is also integrated into our Arxis EDGE business system, which drives attractive cross-selling opportunities and contributes to our sustained growth and long-term value creation.

Each acquisition is carefully selected to align with our core business model: IP-led companies with defensible, designed-in component portfolios serving mission-critical platforms. Our decentralized structure allows us to integrate new businesses without disrupting local autonomy, preserving the entrepreneurial spirit that drives performance across our organization. We maintain a high bar for strategic fit and near-term accretion, striving for every transaction to contribute meaningfully to our long-term growth and margin profile.

Experienced Management Team with Track Record of Value Creation

Our executive team brings decades of experience across the aerospace, defense, medical technology, and specialized industrial sectors. We have a proven track record of driving growth, operational excellence, and strategic transformation. Our culture emphasizes accountability, collaboration, and empowerment, and aligns incentives towards value creation from the CEO through to our business units. Kevin Perhamus, our President and CEO, has led Arxis since its inception, having served as CEO of Arxis predecessors Quantic and Qnnect. He previously held pivotal leadership roles as CEO of Winchester Interconnect and spent a combined 17 years in roles at Teradyne and Amphenol (which acquired Teradyne’s Connection Systems Division). Our other highly experienced senior management team members have, on average, more than     years of experience in executive and leadership positions at companies including TransDigm, GE Aerospace, Lockheed Martin, and Kratos. Arxis’ leadership cultivates a culture of performance and strategic foresight that we believe positions the Company for continued success.

Ongoing Relationship with and Support from Arcline

Our ownership structure includes investment funds affiliated with Arcline as the sole beneficial owner of our Class B common stock. As our original founder, we expect Arcline and its principals and affiliates will remain our close partners and will continue to be long-term investors well beyond the completion of this offering. Since its founding in 2018, Arcline has developed a proven track record of building industrial compounders, having completed more than 160 acquisitions, through deep partnerships with management teams and a focus on sustainable value creation. Our multi-class share structure is designed to help preserve Arxis’ strategic autonomy, long-term focus and ability to execute on our mission while simultaneously benefitting from Arcline’s capabilities.

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We view Arcline’s continued partnership as a key strength that complements Arxis’ established growth strategy. In addition to providing strategic support, Arcline contributes valuable insight to our M&A approach through its experience in sourcing, diligence, and transaction execution. This partnership enhances our repeatable M&A playbook and supports our ability to sustain compounding growth. This structure aligns closely with our vision, enabling us to prioritize long-term investments, innovation, and operational excellence over short-term market pressures. With Arcline’s support and deep industrial expertise, we believe we are uniquely positioned to deliver enduring value for all shareholders, while remaining agile, resilient, and focused on our long-term mission.

Our Growth Strategies

Drive Significant Growth Through our “Layer Cake” Business Model

Our proprietary, mission-critical, and highly engineered components are designed into a diverse set of blue-chip, multi-decade platforms, including every major commercial and military aircraft in operation today. This diverse platform exposure provides a stable, recurring revenue base with significant visibility from decades-long platform build rates and aftermarket upgrades and replacement cycles. Our significant volume growth is driven by our “layer cake” business model whereby new platform wins create new “layers” and generate sustainable growth as platform production growth rates ramp up. Our engineers and technical salesforce are constantly developing new “layers” by working with customers to solve their most challenging engineering problems and capturing positions on new platforms with decades-long lifecycles. Given highly recurring platform build rates, technology upgrade cycles, and aftermarket replacement demand, new platform wins create new “layers” of future recurring revenue.

Strategic pricing represents an additional lever we employ to achieve growth. We compete based on exceptional functional performance, which we aim to deliver across end markets and platforms at an outsized value-to-cost ratio. This role as a critical and value-added partner allows us to exercise commercial discipline when not only pursuing new business but also when delivering on long-term revenue streams. Our adaptable commercial approach allows us to adjust pricing as platform needs evolve, aligning with our customers’ priorities while supporting stable and sustainable growth. Our proprietary Arxis EDGE business system uses real-time analytics across thousands of business units and brands and empowers us with the information we need to make real-time, informed commercial decisions.

Capitalize on Differentiated Engineering Capabilities to Capture Content on Next-Gen Platforms

We believe our hard-earned reputation for delivering best-in-class, highly engineered solutions to our customers is a key differentiator in our ability to continue to win content on new, high-growth platforms. Defense technologies are rapidly evolving to meet the demands of multi-domain operations, where air, land, sea, space, and cyber capabilities must work in concert to ensure mission success. The modern battlefield is becoming heavily infused with autonomous systems, AI-powered platforms, cutting-edge sensors, and robust communications – each demanding highly specialized components capable of operating reliably under extreme conditions.

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We believe Arxis is uniquely positioned to support this battlefield transformation through our platform-agnostic solutions, which are embedded across a wide spectrum of defense applications. From secure communications and electronic warfare to hypersonics and space-based ISR, our products provide critical functionality across next-generation systems. Our specialized capabilities enable us to capture both electronic and mechanical product content on modern defense systems, delivering reliable, high-performance solutions that meet the demands of increasingly integrated and mission-critical environments. The following diagram displays the multi-domain theater that our products operate across:

Additionally, we actively serve customers beyond our core aerospace and defense domain by designing and deploying proprietary products into high-growth medical technology and specialized industrial markets, supported by strong secular tailwinds. As medical and industrial platforms become more complex and performance-driven, we believe we are poised to be a key enabler of innovation and reliability across these expanding verticals.

Deploy a Systematic Approach to New Wins and Cross-Selling Through Arxis EDGE

We believe our decentralized business unit structure enables our scaled organization to act with a high degree of efficiency and agility as business unit leaders are empowered to independently make decisions to respond to customer needs. This structure prioritizes local autonomy at the business unit level while our proprietary Arxis EDGE business system aligns interests and incentivizes collaboration across the entire organization. Arxis EDGE leverages real-time data and analytics to drive new business and accelerate growth. Our unique team-based sales approach systematically incentivizes our technical commercial organization from across business units to prioritize the highest value opportunities, ensuring resources are concentrated where value creation is greatest. This model drives significant growth through disciplined cross-selling across segments, business units, platforms, and customers. By deploying Arxis EDGE, we have seen a rapid increase in cross-selling opportunities across our business units with over 2,000 opportunities in our pipeline as of June 8, 2025, an increase from approximately 50 in 2021. The embedded positions we have on our customers’ critical platforms create a strong foundation for content expansion, enabling us to land and expand with specific customers and platforms. For example, we first introduced advanced bearing designs utilizing Kamatic’s proprietary KAron self-lubricating machinable liners through innovative track roller applications on the Gulfstream G650 in 2008. Due to the strong performance of the KAron self-lubricating track rollers, Gulfstream extended their use to additional interfaces and implemented advanced self-lubricating configurations on five additional aircraft models between 2008 and 2024. This expansion drove approximately a 1,100x increase in our revenue from this product line and customer.

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Leverage Operational Excellence to Drive Margin Expansion and Cash Flow Improvements

We focus on operational excellence, implementing lean initiatives that enhance efficiency, expand margins, and strengthen cash flows. We are highly focused on driving consistency of execution across our global operations, ensuring best practices are embedded across the entire Arxis platform. As we scale, we apply proven practices across both legacy operations and new acquisitions to accelerate profitability. Our culture of continuous improvement and data-driven decision-making provides a durable foundation for sustained margin expansion. Cost management is one of the three core levers that drives our growth algorithm, which has helped to drive a    and    basis point improvement to net loss before income taxes margin and pro forma Adjusted EBITDA margin, respectively, between 2021 and 2025. Our dedication to operational rigor provides significant runway for additional Adjusted EBITDA margin and cash flow improvement.

Continue to Pursue our Disciplined Approach to Accretive M&A

Executing M&A is in our DNA and is a core tenet of our long-term growth strategy. We maintain a robust pipeline of M&A opportunities focused on businesses with product offerings and business models consistent with our core playbook: IP-led companies with defensible, designed-in component portfolios serving mission-critical platforms. Our end markets are highly fragmented with many attractive opportunities for continued acquisitions. Notably, of our 31 completed acquisitions to-date, 84% have been sourced through proprietary efforts or limited processes. We follow a well-defined, proven integration playbook that is light touch and has historically resulted in strong, quantifiable value creation. Arxis EDGE has played a fundamental role in our successful M&A execution, enabling us to leverage our decentralized structure to minimize disruption, implement continuous improvement, and accelerate cross-selling and commercial integration.

About our Sponsor

Founded in 2018, Arcline is a growth-oriented private equity firm with over $20 billion in assets under management. Arcline seeks to build institutional compounders – market-leading, non-disruptible industrial platforms designed to consistently grow earnings over decades. Arcline invests in niche, technology driven businesses in high value industries such as defense, aerospace, industrial technology, energy transition, and specialty materials. They place a tremendous amount of trust in their management teams and emphasize listening to the voice of the customer and executing upon break out initiatives.

Reorganization

Immediately prior to the completion of this offering, we intend to effect a reorganization, pursuant to which the Arxis Businesses will merge with and into Arxis, Inc., with Arxis, Inc. being the surviving entity of such mergers. Thereafter, the Arxis Businesses will be wholly owned by us. As consideration for such mergers, we will issue (i)      shares of Class A common stock and      shares of Class B common stock to the holders of Class A units and vested MIUs, GPUs and VCBs of the Arxis Businesses, of which      shares of Class A common stock will be withheld by us at the initial public offering price to satisfy such recipients’ resulting tax remittance obligations that will be paid by us and (ii)      restricted shares of Class A common stock to holders of unvested MIUs, GPUs and VCBs of the Arxis Businesses, which restricted shares will be subject to forfeiture conditions, including     . We refer to the transactions described in this paragraph, collectively, as the “Reorganization.”

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The foregoing information is based on a public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus. To the extent that the actual initial public offering price per share for this offering is greater or less than $    , the actual number of shares of common stock to be issued in connection with the Reorganization will be adjusted accordingly. Set forth below is an illustration of the impact of changes to the initial public offering price:

Initial Public Offering Price	Shares of Class A Common Stock(1)	Shares of Class B Common Stock
$	(including restricted shares)
$	(including restricted shares)
$	(including restricted shares)
$	(including restricted shares)
$	(including restricted shares)

(1)	This column gives effect to the withholding by us of shares of Class A common stock at the initial public offering price to satisfy recipients’ resulting tax remittance obligations.

Set forth below is our simplified organizational structure immediately following the completion of the offering:

(1)	Sanders Industrials Holdings, Inc. and its subsidiaries represents current subsidiaries of IPS.
(2)	Quantic Electronics, LLC and its subsidiaries represents current subsidiaries of Quantic.
(3)	Kaman Corporation (“Kaman”) and its subsidiaries represents current subsidiaries of Ovation.
(4)	Qnnect LLC and its subsidiaries represents current subsidiaries of Connector.

Summary Risk Factors

Our business and Class A common stock are subject to many risks, as more fully described in the “Risk Factors” section immediately following this “Prospectus Summary” section. These risks include, among others:

•	Our business is concentrated on the aerospace and defense industries;

•	Our growth could suffer if the markets into which we sell our products and services decline or do not grow as anticipated;

•	We are subject to certain unique business risks as a result of supplying products to companies contracting with the U.S. government;

•	We face significant competition;

•	Our industry is subject to rapid change;

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•	Cost overruns could subject us to losses;

•	Our business depends on the availability and pricing of certain components and raw materials from suppliers;

•	Inflation could adversely affect our results of operations;

•	Our products may not operate as intended;

•	We have a decentralized organizational structure;

•	Our indebtedness and the restrictive covenants under the agreements governing our indebtedness could adversely affect our financial condition;

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We have identified a material weakness in our internal control over financial reporting. If our remediation is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements may be adversely affected;

•	We are subject to extensive governmental regulation;

•	Our business may be adversely affected if we were to lose our government or industry approvals, if more stringent government regulations were enacted or if industry oversight were to increase;

•	Contracting in the defense industry is subject to significant regulation;

•	Product liability lawsuits and product recalls could cause us to incur substantial liabilities and to limit the commercial potential of our products;

•	We may be unable to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights on which our business depends;

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We may be subject to claims for alleged infringement, misappropriation or other violation of others’ intellectual property and proprietary rights, and we may incur significant costs in our efforts to successfully avoid, manage, defend and litigate intellectual property matters;

•	We may not realize the anticipated benefits from the Reorganization;

•	We have incurred, and expect to continue to incur, significant transaction costs in connection with the Reorganization;

•	We will incur significantly increased costs and devote substantial management time as a result of operating as a public company; and

•	Our Sponsor will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Company and Corporate Information

Our principal executive office is located at 1332 Blue Hills Avenue, Bloomfield, CT 06002 and our telephone number is (860) 243-7100. Our website is www.arxis.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

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The Offering

Class A common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of Class A common stock	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of Class A common stock to cover over-allotments.

Common stock to be outstanding immediately after this offering	Class A common stock: shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock: shares.

Class C common stock: None.

Voting rights	Upon completion of this offering, we will have three authorized series of common stock: Class A common stock, which is entitled to one vote per share; Class B common stock, which is entitled to votes per share; and Class C common stock, which is entitled to no voting rights, except as otherwise required by law. Holders of our common stock vote together as a single class on all matters, except as otherwise set forth in our amended and restated certificate of incorporation or as required by applicable law. See “Description of Capital Stock—Common Stock—Voting Rights.”

Concentration of voting power	Our Class B common stock, which will be held by entities affiliated with our Sponsor, will represent % of the total voting power of our outstanding common stock following this offering (or % of the total voting power of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). As a result, we will be a “controlled company” under corporate governance standards. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of . See “Management—Controlled Company Status.”

Conversion rights

Our Class A common stock will not be convertible into any other securities. Our Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder and will automatically convert into Class A common stock on a one-for-one basis upon any transfer (other than a transfer to a permitted transferee described in our amended and restated certificate of incorporation) and in certain other circumstances such as such Class B common stock being held by a person other than a permitted transferee described in our amended and restated certificate of incorporation, the approval of such conversion by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, voting separately as a class and on the first business day after the date

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on which outstanding shares of Class B common stock constitute less than 10% of the aggregate number of outstanding shares of common stock. Our Class C common stock will automatically convert into Class A common stock on a one-for-one basis following the earliest of (i) the conversion or exchange of all then-outstanding shares of our Class B common stock into shares of our Class A common stock or (ii) the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock. See “Description of Capital Stock—Common Stock—Conversion, Exchange and Transferability.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full) assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering and Reorganization expenses payable by us.

We intend to use approximately $ million of the net proceeds of this offering to repay borrowings under our revolving credit facility (the “Revolving Credit Facility”) and our term loan credit facility (the “Term Loan Credit Facility, together with the Revolving Credit Facility, the “Credit Facilities”) and use the remainder for working capital and other general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common stock.

Proposed ticker symbol	“ARXS”

The number of shares of Class A common stock, Class B common stock and Class C common stock that will be outstanding after this offering is based on      shares of Class A common stock,      shares of Class B common stock and no shares of Class C common stock expected to be outstanding immediately prior to the completion of this offering (after giving effect to the Reorganization, which will occur immediately prior to the completion of this offering) and excludes      shares of Class A common stock reserved for future issuance under our Equity Incentive Plan, which will become effective in connection with this offering.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the Reorganization;

•	the effectiveness of the Reorganization, which will occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase additional shares of Class A common stock; and

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

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Summary Combined and Other Financial Information

The following summary combined and other financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Arxis Combined Financial Statements, including the notes thereto, included elsewhere in this prospectus. The summary historical combined financial information for the years ended December 31, 2025, 2024 and 2023 is derived from the Arxis Combined Financial Statements included elsewhere in this prospectus. The unaudited supplemental pro forma financial information for the year ended December 31, 2024 is derived from the unaudited supplemental pro forma financial information included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Supplemental Pro Forma Information.” The Arxis Combined Financial Statements and unaudited supplemental pro forma financial information may not be indicative of our combined financial position, results of operations and cash flows in the future or if the Arxis Businesses had been managed and operated as one consolidated entity.

	Historical				Unaudited Supplemental Pro Forma
	Year Ended December 31,				Year Ended December 31,
	2025		2024	2023	2024
Combined Statement of Operations Data:
(in thousands, except share and per share amounts)
Revenue	$		$742,992	$424,495	$1,412,047
Cost of revenue			411,853	230,478	822,424

Gross profit			331,139	194,017	589,623
Selling, general and administrative expenses			156,143	88,227	363,025
Amortization of intangible assets			72,405	51,469	132,009

Operating income			102,591	54,321	94,589
Interest expense, net			161,052	124,496	285,502
Other income, net			(5,461)	(845)	(5,599)

Net loss before income taxes			(53,000)	(69,330)	(185,314)
Income tax expense (benefit)			2,472	(9,412)	(3,509)

Net loss	$		$(55,472)	$(59,918)	$(181,805)

Unaudited pro forma net loss per share, basic and diluted(1)
Weighted-average shares used in computing pro forma net loss per share, basic and diluted(1)
Other financial information:
(in thousands, except for percentages)
Net loss before income taxes	$		$(53,000)	$(69,330)	$(185,314)
Adjusted EBITDA(2)	$		243,999	$125,178	$409,788
Net loss before income taxes margin		%	(7.1)%	(16.3)%	(13.1)%
Adjusted EBITDA Margin(3)		%	32.8%	29.5%	29.0%
Net cash provided by (used in) operating activities	$		$70,946	$(7,919)
Free Cash Flow(4)	$		$42,057	$(20,421)
Free Cash Flow Conversion(5)		%	75.8%	NM

NM – Not Meaningful

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(1)	Pro forma net loss per share gives effect to the Reorganization as though the Reorganization had occurred as of the beginning of the period.
(2)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as net loss before income taxes, adjusted for (i) interest expense, net; (ii) depreciation and amortization; (iii) acquisition and integration costs; (iv) restructuring costs; (v) transaction and other deal related expenses; (vi) share-based compensation expense; (vii) refinancing costs; and (viii) other non-recurring adjustments. For additional information regarding our use and the limitations of Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(3)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA Margin, a non-GAAP financial measure that we calculate as Adjusted EBITDA divided by revenue. For additional information regarding our use and the limitations of Adjusted EBITDA Margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” The following table reconciles Net loss before income taxes to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	Historical				Unaudited Supplemental Pro Forma
	Year Ended December 31,				Year Ended December 31,
	2025		2024	2023	2024
(in thousands, except for percentages)
Net loss before income taxes	$		$(53,000)	$(69,330)	$(185,314)
Adjusted for:
Interest expense, net			161,052	124,496	285,502
Depreciation and amortization			96,303	65,324	192,929
Acquisition and integration costs(a)			25,788	2,900	50,739
Restructuring costs(b)			14,108	1,402	21,947
Transaction and other deal related expenses(c)			3,054	643	45,916
Share-based compensation expense(d)			406	—	2,643
Refinancing costs(e)			335	190	382
Other non-recurring adjustments(f)			(4,047)	(447)	(4,956)

Adjusted EBITDA	$		$243,999	$125,178	409,788

Adjusted EBITDA Margin		%	32.8%	29.5%	29.0%

(a)

Represents costs incurred to integrate acquired businesses and product lines into our operations, facility relocation costs, rebranding, system implementation costs, and employee expenses related to acquisitions. This also includes amortization expenses of inventory step-up recorded in connection with purchase accounting of acquired businesses.

(b)	Represents severance, facility consolidation/closure costs, and other charges associated with restructuring programs.
(c)

Represents third-party transaction-related costs for acquisitions comprising deal fees, legal, financial and tax due diligence expenses, and valuation costs that are required to be expensed as incurred.

(d)	Represents the compensation expense under our share-based plans and deferred compensation plans.
(e)	Represents costs expensed related to debt financing activities, including new issuances, extinguishments, refinancings and amendments to existing agreements.
(f)

Represents other income and expense adjustments that are non-recurring, non-operational, or not reflective of core performance, such as income from transition services agreements and non-operational pension impacts.

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(4)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Free Cash Flow, a non-GAAP financial measure that we calculate as Net cash provided by (used in) operating activities adjusted for Capital expenditures. For additional information regarding our use and the limitations of Free Cash Flow, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(5)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Free Cash Flow Conversion, a non-GAAP financial measure that we calculate as Free Cash Flow divided by Net loss. For additional information regarding our use and the limitations of Free Cash Flow Conversion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” The following table reconciles net cash provided by (used in) operating activities to Free Cash Flow and Free Cash Flow Conversion for the periods presented:

	Historical
	Year Ended December 31,
	2025		2024	2023
(in thousands, except for percentages)
Net cash provided by (used in) operating activities	$		$70,946	$(7,919)
Adjusted for:
Capital expenditures			(28,889)	(12,502)

Free Cash Flow	$		$42,057	$(20,421)

Free Cash Flow Conversion		%	75.8%	NM

As of December 31, 2025
Combined Balance Sheet Data:	Actual	Pro forma (1)	Pro forma as adjusted (2)
(in thousands)
Total current assets	$	$	$
Total assets
Total current liabilities
Total liabilities
Total members’/stockholders’ equity

(1)	The pro forma information gives effect to the Reorganization as though the Reorganization had occurred on December 31, 2025.
(2)

The pro forma as adjusted information gives effect to the pro forma adjustments in footnote (1) above and to our issuance and sale of    shares of Class A common stock in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering and Reorganization expenses payable by us. This information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including the Arxis Combined Financial Statements and the notes thereto, included elsewhere in this prospectus, before deciding to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks actually occurs, our business, results of operations, financial condition and prospects would likely suffer. In such case, the trading price of our Class A common stock could decline and you may lose all or part of your investment.

Risks Related to Our Industry and Business

Our business is concentrated on the aerospace and defense industries.

Our business is concentrated on the aerospace and defense industries. As a result, our business, prospects, results of operations and financial condition are closely tied to the overall health and trends in these industries. A prolonged period of significant disruption in the aerospace or defense industry, such as those which occurred during the COVID-19 pandemic, during the great recession and following the September 11 terrorist attacks and international conflicts, or general sustained economic slowdown driven by fuel price volatility, supply chain constraints, macroeconomic conditions or other factors, could disproportionately affect our business, results of operations and financial condition compared to companies that are more diversified in the industries they serve.

Our business may be adversely affected by a decline in the U.S. and foreign government defense budgets and changes in spending and budgetary priorities and the contracting policies of the U.S. and foreign governments.

We generate a significant portion of our revenue from suppliers and contractors for the U.S. government, particularly the DoW, and suppliers and contractors for foreign governments. As a result, changes in U.S. and foreign government defense budgets, including reduction in government spending, political pressure to reduce military spending, geopolitical uncertainty, government spending caps, delays in governmental budget processes and delays in the release of funds by governments could adversely affect the demand for our products and our results of operations. In particular, in recent years, the U.S. government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. government agencies to continue operating at prior-year levels. Prolonged budgetary uncertainty, government shutdowns, continuing resolutions and debt ceiling constraints could delay contract awards, limit new starts, defer funding releases and increase pricing and program execution risk. In addition, changes in the U.S. and foreign governments’ spending priorities and contracting policies, such as a shift in expenditures away from programs that we support and delays in the award of contracts, could adversely affect the demand for our products and our results of operations.

Our commercial business could be negatively impacted by weakness or disruptions in the commercial aerospace market.

We design and manufacture aircraft components and parts and provide related services. As a result, our business is directly affected by declines and disruptions in the commercial aerospace market. Such declines or disruptions could occur for various reasons that cannot be predicted, including general economic conditions that reduce business and consumer spending, national and international events (such as wars, conflicts and geopolitical instability), pandemics and epidemics (such as the COVID-19 pandemic), higher fuel prices, increased security concerns (such as terrorist acts and international conflicts) and trade policies (such as the effects of tariffs and trade restrictions). A substantial reduction in airline traffic could result in large losses and financial difficulties for the airline industry and cause carriers to park or retire a portion of their fleets and reduce

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workforces and flights. During periods of reduced airline profitability, some airlines may delay or reduce purchases of airplanes and spare parts, delay refurbishments and delay or reduce discretionary spending and capital expenditures. In such circumstances, demand for our products and services and the value of our inventory could be adversely affected.

Our growth could suffer if the markets into which we sell our products and services decline or do not grow as anticipated.

Our growth depends on the performance and conditions of the markets into which we sell our products and services, including the defense, commercial aerospace, space, medical technology and specialized industrial markets. These markets and thus demand for our products and services are affected by factors that impact our customers’ demand for our products and services and the end user’s capital spending budgets, including many factors beyond our control such as the U.S. and global economy, product and economic cycles, government funding policies and other public policy and government budget dynamics. Any decline or lower than expected growth in our served markets could diminish demand for our products and services and negatively impact our customers’ and potential customers’ ability to pay for our products and services, including their ability to secure financing, which would adversely affect our business, results of operations and financial condition.

We generally do not have guaranteed future sales of our products and must forecast customer demand to manage our inventory.

We do not generally have long-term contracts with our customers and, therefore, do not have guaranteed future sales. To ensure adequate inventory supply, we must forecast future order volumes based on customers’ historic purchasing patterns and discussions with customers as to their anticipated future requirements. Our ability to accurately forecast demand could be negatively affected by various factors, including competition, change in customer demand, changes in industry and market conditions or regulatory changes. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and reduced selling prices and gross margins. Conversely, if we underestimate customer demand, we may not be able to deliver required products in a timely fashion, which could damage our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials and component parts or additional manufacturing capacity may not be available when required on terms that are acceptable to us, if at all, or suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, which could adversely affect our business, prospects, results of operations and financial condition.

We are subject to certain unique business risks as a result of supplying products to companies contracting with the U.S. government.

A meaningful portion of our revenue is derived from customers contracting with the U.S. government. In addition, a limited portion of our revenue is derived from contracts with the U.S. government. Companies engaged in supplying defense-related equipment and services to U.S. government agencies, whether through direct contracts with the U.S. government or as a subcontractor to customers contracting with the U.S. government, are subject to business risks specific to the defense industry. For example:

•

The U.S. government can terminate existing contracts at its convenience and without significant notice. If contracts are terminated by the U.S. government for convenience, we and our customers that contract with the U.S. government, as applicable, would only be able to recover costs incurred or committed, settlement expenses and profit on the work completed prior to termination.

•

The U.S. government may seek to review our costs and the costs of our customers that contract with the U.S. government to determine whether pricing is “fair and reasonable.” We and our customers are periodically subject to pricing reviews, and government buying agencies that purchase our and our customers’ products are periodically subject to audits by the DoW with respect to prices paid for such products. As a result of these audits, we and our customers could be asked to enter into an arrangement whereby prices would be based on cost, plus a nominal fee, the DoW could seek to pursue alternative

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

sources of supply or the U.S. government could take other adverse actions, including payment withholds or contract termination, with respect to our and our customers’ contracts.

•

For contracts for which the price is based on cost, the U.S. government may review our costs and those of our customers that contract with the U.S. government and our and our customers’ performance and, based on the results of such audits, the U.S. government may adjust contract-related costs and fees. In addition, under U.S. government purchasing regulations, some costs, including most financing costs, amortization of intangible assets, portions of research and development costs, and certain market expenses may not be subject to reimbursement.

•

If a government inquiry or investigation uncovers improper or illegal activities, we could be subject to civil or criminal penalties or administrative sanctions, including contract termination, fines, forfeiture of fees, suspension of payment and suspension or debarment from doing business with U.S. government agencies.

•

U.S. government purchasing regulations contain a number of operational requirements that apply to entities engaged in government contracting. Failure to comply with such government contracting requirements could result in civil and criminal penalties and suspension or debarment from doing business with U.S. government agencies.

•

The U.S. government could revoke required security clearances, which would impair our ability to supply products to U.S. government agencies and our customers that supply products to U.S. government agencies.

We also supply products to foreign governments and companies contracting with foreign governments, which present similar risks as those described above. These risks associated with supplying products to governments and government contractors could be amplified by political factors and the then-current political environment. The occurrence of any of the foregoing events could reduce our revenue from, or the profitability of, certain of our supply arrangements with agencies and buying organizations of the U.S. government and our customers that are contractors or subcontractors for such agencies and buying organizations, and could damage our reputation.

Our customers’ inability to obtain financing for their purchases from us and/or their inability to obtain financing to maintain their business could have a material adverse effect on our business.

Some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products, or otherwise meet their payment obligations to us, could adversely impact our financial condition and results of operations.

We depend on certain key personnel and may be unable to attract and retain qualified and skilled employees.

We require highly skilled and technical personnel with background and experience in and knowledge of our industry and products. We believe that our future success is highly dependent on the talents and contributions of our senior management team and other key employees across engineering, manufacturing and sales. We must be able to attract, develop, motivate and retain highly qualified and skilled employees. There is substantial competition for skilled personnel in our industry, and we could be adversely affected by a shortage of skilled employees. To attract and retain key personnel, we incur significant costs. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. In particular, we intend to compensate our employees, in part, using stock-based compensation, the effectiveness of which is influenced by our stock price, which could fluctuate due to various factors, including those beyond our control and unrelated to our performance. The loss of qualified employees – or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business – could adversely impact our operations and growth.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Labor-related matters, including labor disputes, could adversely affect our operations and increase our costs.

A small number of our employees in the U.S. are represented by unions and some of our employees outside of the U.S. are represented by workers’ councils. Although we believe that our relations with our employees are satisfactory, we may not be able to negotiate a satisfactory renewal of collective bargaining agreements, satisfy unions and workers’ councils or maintain stable employee relations. We may become subject to work stoppages and experience increases in our labor costs, which could disrupt our operations and result in increased costs and an inability to complete our customers’ orders in a timely fashion.

We face significant competition.

We operate in a highly competitive global industry. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small, privately held entities. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence and price. Furthermore, many of our competitors may be able to use their substantially greater resources and economies of scale to develop competing products and technologies, manufacture in high volumes more efficiently, divert sales from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. Small business competitors may be able to offer more cost-competitive solutions due to their lower overhead costs, and take advantage of small business incentive and set aside programs for which we are ineligible. Foreign competitors may also be able to offer more cost-competitive solutions as compared to our products and services. The markets for our products and services are expanding, and competition is intensifying as additional competitors enter such markets and current competitors expand their product lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may need to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

Our industry is subject to rapid change, which could reduce demand for our products if we are unable to adapt to technological and industry changes.

Our industry is characterized by rapid changes, including technological changes, frequent new product introductions and enhancements and evolving industry standards, all of which could make our products and services obsolete or non-competitive. Our future success depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements, while meeting or exceeding industry standards and customer specifications. However, we may not be able to do so successfully, if at all, or on a timely, cost effective, or repeatable basis. A failure to adapt to technological and industry changes to keep ahead of our competitors could result in the loss of customers and market share.

We may encounter difficulties managing our growth.

As we grow, our business becomes increasingly complex. We may encounter difficulties in managing our growth and the associated demands on our operational, product, engineering, sales and marketing, risk management, compliance and finance and accounting resources, which could disrupt our operations and make it difficult to execute our business strategy. We believe that to effectively manage and capitalize on our growth, we must continue to expand our facilities, engineering capabilities and financial, operating and administrative systems and controls and continue to manage headcount, capital and processes efficiently. Our growth could strain our resources, cause operating difficulties, make it difficult to recruit and retain qualified employees and preserve our company culture, and divert our management’s attention from day-to-day activities in order to manage our growth. If we do not successfully manage our growth, the quality of our products and services, our reputation and our results of operations may suffer.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Negative publicity could damage our brand reputation.

To continue to be successful, we must continue to preserve, grow and capitalize on the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. As our products are often mission-critical components, even an isolated incident, such as a high-profile product failure or product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation. In particular, product quality issues could negatively impact customer confidence in our brands and our products. Any negative publicity could damage our brand and lead to a material adverse effect on our business, financial position and results of operations.

We have in the past and may in the future acquire other businesses and products.

Acquisitions have been part of our growth strategy. We expect to continue to evaluate potential strategic acquisitions of complementary businesses and products. We may not be able to find suitable acquisition candidates, and we may not be able to negotiate and complete such acquisitions on favorable terms, if at all. The pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Acquisitions may also require regulatory approvals that are costly or time-consuming to obtain, and any difficulties or delays in complying with such regulatory requirements would hinder our strategic objectives. We may evaluate potential strategic acquisitions, asset sales or dispositions with our Sponsor, which may present conflicts of interest. If we do complete acquisitions, the acquired businesses may not perform in accordance with expectations, our judgments concerning the value, strengths and weaknesses of such businesses may prove incorrect and we may not achieve our anticipated synergies or benefits associated with such acquisitions. We may also lose certain pre-existing business relationships as a result of new acquisitions, and acquisitions we complete could be viewed negatively by our customers, shareholders and the market. In addition, acquisitions may result in unforeseen operating difficulties and expenditures, such as difficulties integrating businesses, personnel, operations and financial and other controls and systems; assumption of unknown liabilities, known contingent liabilities that become realized, or known liabilities that prove greater than anticipated or covered by any indemnity from former owners or representations and warranty insurance; difficulties retaining the customers or employees of any acquired business; incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill; entry into a new market or business line in which we have no prior experience and in which we may not successfully compete; and integration of an acquired company, which may disrupt ongoing operations and require management resources that would otherwise be used in developing our existing business.

We have in the past and may in the future divest certain products or businesses.

We have divested and may in the future divest certain assets or businesses that no longer fit with our strategic direction or growth targets. Divestitures involve significant risks and uncertainties, including an inability to find potential buyers on favorable terms, an inability to obtain any required regulatory approvals, failure to effectively transfer liabilities, contracts, facilities and employees to buyers, the possibility that we will become subject to third-party claims arising out of such divestiture, challenges in identifying and separating the IP, systems and data to be divested from the IP, systems and data that we wish to retain, an inability to reduce fixed costs previously associated with the divested assets or business, challenges in collecting the proceeds from any divestiture, disruption of our ongoing business and distraction of management, loss of key employees who leave us as a result of a divestiture and loss of customers that prefer to contract with a larger organization with more expansive offerings. Because divestitures are inherently risky, our transactions may not be successful and may, in some cases, harm our operating results or financial condition.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

There are difficult issues to navigate in the development and use of artificial intelligence, which may result in reputational harm or liability or otherwise adversely affect our business, and failure to introduce new and innovative products that have artificial intelligence capabilities could put us at a competitive disadvantage.

We use, or may in the future use, artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, “AI”) in connection with our business, including in certain of our products and services, and may seek to expand such use of AI in the future. As with many innovations, AI presents risks, challenges and unintended consequences that could affect our business. For example, AI algorithms and training methodologies may be flawed, and, similarly, the content, analyses or recommendations that AI systems assist in producing may be, or may be perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed. These deficiencies, and other failures of AI systems, could subject us to competitive harm, regulatory action, legal liability and brand or reputational harm.

Additionally, the use of generative artificial intelligence, a relatively new and emerging technology in the early stages of commercial use, exposes us to additional risks. For example, generative artificial intelligence has been known to produce false or “hallucinatory” inferences or output, and certain generative artificial intelligence uses machine learning and predictive analytics, which can create inaccurate, incomplete or misleading content, unintended biases and other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable by us or any of our related service providers.

Further, incorporating AI could give rise to litigation risk and risk of non-compliance and unknown cost of compliance, as AI and similar technologies and automated decision-making are an emerging area for which the legal and regulatory landscape is not fully developed and is changing rapidly. It is possible that new laws and regulations will be adopted in the U.S. and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted, in ways that would affect the operation of our products and services and the way in which we use AI and similar technologies. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. Moreover, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our use of such technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

Leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges. If any of our employees, contractors, consultants, vendors or other service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our IP or confidential information, harming our competitive position and business. Similarly, the use of AI to support business operations carries inherent risks related to data privacy and cybersecurity, such as intended, unintended or inadvertent transmission of proprietary, sensitive or export-controlled information. Further, any output created by us using AI tools may not be subject to copyright protection, which may adversely affect our IP rights in, or ability to commercialize or use, any such content. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI tools used in our business, or if we experience cybersecurity incidents in connection with our use or any third party’s use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party IP, data privacy, cybersecurity, publicity, contractual or other rights. In addition, our competitors may be faster or more successful than we are in incorporating AI and other disruptive technology into their offerings, which could impair our ability to compete successfully.

We use, or may in the future use, third-party AI technologies, including third-party software and infrastructure, which may become integral to our operations. We cannot control the availability or pricing of such

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with our products or services or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI technologies are used as a hosted service, any disruption, outage or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Risks Related to Our Operations

Cost overruns could subject us to losses.

We must meet stringent customer specifications and requirements, which could result in us having to spend more to design or manufacture products than we expect. Because many of our contracts involve advanced designs and innovative technologies, we may experience unforeseen technological difficulties and cost overruns. These risks are heightened in a high inflationary environment. These risks are also heightened for new programs that often require ramp-up costs, such as non-recurring costs for tooling, first article testing, finalizing engineering specifications and hiring new employees, and often involve a greater volume of scrap, higher costs due to inefficiencies, delays in production and learning curves. If we are unable to control the costs we incur in performing under the contract, then our reputation and results of operations could be adversely affected.

Our business depends on the availability and pricing of certain components and raw materials from suppliers.

Our business is affected by the price and availability of the raw materials and component parts that we use to manufacture our products. Increases in the costs of raw materials or component parts, and reduced availability of such raw materials or component parts, could adversely affect our business, results of operations and financial condition. Supply sources could be interrupted from time to time, including by events such as the destruction of our suppliers’ facilities or their distribution infrastructure or a work stoppage or strike by our suppliers’ employees. If supply sources are interrupted, it is not certain that supplies could be resumed, whether in part or in whole, within a reasonable time frame and at an acceptable cost, or at all. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive process to obtain requisite certifications could prevent efficient and timely replacement of a supplier, raw material or component part. Certain of our products depend on specialty materials and rare and precious metals, which may experience constraints in supply that postpone delivery or increase the costs of our products. Changes to tariff and import and export regulations in the U.S. and abroad may negatively impact the availability and pricing of raw materials and component parts. This risk is heightened by our use of sole source suppliers. We have experienced and expect to continue to experience supply shortages or increases in costs for raw materials and component parts. In addition, because we strive to limit the volume of raw materials and component parts on hand, we may be more susceptible to changes in the price and availability of raw materials and component parts. As a result, the cost to manufacture our products could be significantly greater than we expect, which could limit the demand for our products and, if we are unable to pass along such increased costs to our customers, reduce our gross margins. Additionally, counterfeit parts in our supply chain have been and continue to be a concern, since any counterfeit part can lower product quality, which may affect our reputation and the reliability of our products.

Inflation could adversely affect our results of operations.

Although historically our operations have not been materially affected by inflation and we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs, the rate of current inflation and resulting pressures on our costs and pricing could adversely impact our business and

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

financial results. Inflation adversely affects us by increasing our operating costs, including our materials, freight and labor costs, which are already under pressure due to supply chain constraints. Russia’s invasion of Ukraine, and prolonged conflict there, as well as the conflict in the Middle East and other geopolitical conflicts may result in increased inflation, escalating energy and commodity prices and increasing costs of materials. We may be unable to raise the sales prices of our products at or above the rate of inflation, particularly due to competitive conditions in the market for our products and services, which could reduce our profit margins and have a material adverse effect on our results of operations.

Tariffs and changes in trade policies could increase our cost of sales.

In 2025, the U.S. announced significant changes to its trade policies, including the imposition of significant tariffs on various products from other countries. Additional and different tariffs may be announced and implemented in the future by the U.S. and other countries. In particular, tariffs on steel and aluminum have increased our costs. While any steel and aluminum we use in our products is produced primarily in North America, the tariffs provide domestic steel and aluminum producers the flexibility to increase their prices, at least to a level where their products would still be priced below foreign competitors once the tariffs are taken into account. These tariffs could have an adverse impact on our results of operations, which include, but are not limited to, products we sell that include steel and aluminum, and if we are unable to pass such price increases through to our customers, it would likely increase our cost of sales and, as a result, decrease our gross margins. In response to U.S. tariffs, a number of other countries have threatened to and have imposed tariffs on U.S. imports, which could increase the price of our products in these countries and may result in our customers looking to alternative sources for our products. This could result in decreased sales, which could have a negative impact on our results of operations and financial condition.

Our operations and those of our suppliers and customers may be adversely affected by natural disasters, pandemics and other catastrophic events.

We, our suppliers and our customers are exposed to risks associated with natural disasters, fire, power shortages or other catastrophic events, which could damage or disrupt our operations and supply chain and those of our suppliers and customers. In the event of a natural disaster, we, our suppliers and our customers may be unable to continue our and their operations and may endure system interruptions, delays in fulfilling orders, breaches of data security and loss of critical data. In particular, some of our manufacturing facilities are located in earthquake-prone, flood-prone and wildfire-prone regions, which make them susceptible to such natural disasters. In addition, we, our suppliers and our customers are exposed to risks associated with public health crises, such as pandemics and epidemics, which could result in manufacturing and operational disruptions, reduced demand for our products and negative impacts on our industry and the markets we serve. Further, acts of terrorism, labor activism or unrest and other geopolitical unrest could cause disruptions in our operations and those of our suppliers and customers. We maintain business continuity insurance coverage at levels that we believe are appropriate for our business, but there can be no assurance that the amounts of insurance will be sufficient to satisfy any damages and losses associated with such events.

Our products may not operate as intended.

We design, manufacture, service and sell complex and sophisticated aerospace, medical technology and specialized industrial products. These products are manufactured according to detailed specifications and are subject to strict approval or certification requirements. Technical, mechanical and other failures have occurred in the past, and may occur in the future, whether as a result of manufacturing or design defects, operational processes or production issues. Our products could also fail as a result of cyber-attacks, such as those that seize control and result in misuse or unintended use of our products, or other intentional acts. As many of our products are mission-critical components, the failure of one of our products could lead to catastrophic consequences for the end products in which our products are component parts such as plane crashes. If our products do not operate as intended, we could be subject to product liability claims, product recalls, regulatory directives, warranty

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

claims, service, repair and maintenance costs, damages and fines and other liabilities and our reputation could be adversely affected.

We may be unable to renew our leases.

We have made significant capital expenditures to ensure our leased facilities are suitable for our purposes as well as to meet requirements that we are subject to and obtain facility security clearances. However, at the end of the lease term and during any renewal period for a facility, we may be unable to renew the lease on commercially reasonable terms or at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could materially impact our ability to meet certain contractual schedule commitments or require us to incur significant costs to increase production at other facilities. In addition, relocating facilities could subject us to construction and other costs and risks, including significant capital expenditures, an inability to retain qualified personnel and a decrease in production and performance at the new facilities compared to the existing facilities. Additionally, we may have to seek qualification of any new facilities in order to meet customer or contractual requirements and to obtain facility security clearances for the new facility in order to continue to perform on classified contracts. Further, we may not be able to secure a replacement facility in a location that is as commercially viable as that of the lease we are unable to renew, due to contracts that may require us to have facilities in certain locations.

We could continue to incur significant costs under our leases if we close or scale down facilities.

Many of our facilities are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from five to ten years, with options to renew for specified periods of time. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term, even though we do not derive any revenue from such leased property.

We have a decentralized organizational structure, under which our business units operate with significant autonomy.

We operate through a decentralized organizational structure in which our business units have significant operational and managerial autonomy. This structure is intended to enhance agility, accountability and customer focus across our diverse portfolio of products and businesses. However, the autonomy of our business units also presents risks associated with inconsistent execution of enterprise policies and controls. Because our business units are responsible for their own operational performance, compliance and risk management, variations in management practices or local decision-making could result in inconsistent application of our corporate standards and procedures. This may affect areas such as contract compliance, ethics and business conduct, intellectual property policies and procedures, cybersecurity and data privacy, export and import controls, anti-corruption, environmental, health and safety and product quality. As we operate in highly regulated industries and act as a U.S. government contractor or subcontractor, a failure by any business unit to comply with applicable laws, regulations or contract requirements could subject us to administrative, civil or criminal proceedings, monetary penalties, loss of contract awards, suspension or debarment and reputational harm. Our decentralized model also increases the complexity of implementing company-wide initiatives, integrating acquisitions and maintaining consistent oversight across multiple operating environments. Communication gaps or delays in escalation between business unit leadership and corporate management could impair our ability to identify and respond promptly to emerging risks or operational issues. Our decentralized organizational structure may result in compliance challenges and may heighten many of the risk factors described in this “Risk Factors” section, including those related to cybersecurity and data protection, supply chain management, product quality and safety, internal controls over financial reporting, and the retention and development of key personnel. In addition, our operations may be disrupted and we may be subject to additional risks as a result of any effort we undertake to align policies and procedures across our business units. Any such issues could adversely affect our business, financial condition, results of operations and reputation.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Disruptions to the various information technology systems upon which our operations and our products and services rely could harm our business, reduce our revenue, increase our expenses, damage our reputation and adversely impact our performance.

We rely on software, hardware, communication networks, cloud services and other information technology systems, including those of third parties, to process, transmit, store and protect electronic information. A significant portion of the communications between our personnel, customers, suppliers and vendors depends on such information technology systems, and we heavily rely on access to such information technology systems for our operations. Additionally, we rely on third-party service providers to execute certain business processes and maintain certain information technology systems and infrastructure. Any of these information technology systems may contain defects or errors when implemented or when new functionality is released, as we may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. Additionally, such upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing, and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems.

Any disruption to these information technology systems, whether as the result of computer or telecommunications issues (including operational failures, server malfunctions, software bugs, errors or defects, or software or hardware failures), natural disasters, severe weather, power outages, telecommunication failures, personnel misconduct or error, localized conditions or events, or circumstances of broader geographic impact, could materially adversely affect our business by disrupting normal operations. This could impede our sales, disrupt or prevent manufacturing or other critical functions, result in loss or corruption of critical data or harm our customers, and the financial costs we could incur to respond to these disruptions could be significant and may be difficult to anticipate or measure. Moreover, such a disruption could cause reputational and financial harm or cause our customers to seek to terminate their contracts, delay or withhold payment or make claims against us. If any disruption to any information technology system on which we rely occurs, regardless of whether the disruption originates from our systems or those of our partners or suppliers, the market perception of the effectiveness of our products or services could be harmed. Any of the foregoing could subject us to liability to our customers, suppliers, business partners or any affected individual, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity, which could materially and adversely affect our business, financial condition and results of operations.

Cyberattacks, security incidents or other unauthorized access to our or our service providers’ information technology systems or sensitive or proprietary information, or any perceived compromise thereof, could have an adverse effect on our business and operations.

We have in the past been, and may in the future be, impacted by security incidents, including attacks from bad actors intended to circumvent our security capabilities. We are susceptible to compromises of our information technology systems and data, including those arising from process, coding or human errors. Cyberattacks, data breaches, data losses and other security incidents can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems or external events or actors that interrupt normal business operations and may include disruptions, failures, service outages, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, defective software or hardware updates, malware and ransomware, social engineering and phishing attacks, theft of IP, trade secrets or other corporate assets, denial-of-service attacks, hacking by common hackers, criminal groups, nation-state organizations or social activist organizations, misconduct, fraud, error and other events that could have a serious impact on us. These risks may be further increased as a portion of our employees work from home. We may not have the resources or technical sophistication to anticipate, prevent or detect rapidly evolving types of cyberattacks and other security risks. Attacks may be targeted at us, our customers, suppliers, vendors or other service providers or others who have entrusted us with information, and such parties have faced and may continue to face cyberattacks, compromises or other security incidents from a variety of sources. A successful

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

attack or other incident that results in an interruption of service or that compromises our or our service providers’ information technology systems or data could have a significant negative effect on our operations, reputation, financial resources and the value of our IP. We cannot assure you that any of our efforts to manage this risk will be effective in protecting us from such attacks.

Because of the frequently changing attack techniques, along with increased volume, persistence and sophistication, we may be adversely impacted by such attacks or other security incidents. Because such techniques change frequently, including through enhancements by the use of AI, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement sufficient control measures to defend against these techniques. It is virtually impossible for us to entirely eliminate the risk of such attacks, compromises, interruptions in service or other security incidents affecting our information technology systems or data, or those of our service providers.

Once a cyberattack or security incident is identified, we may be unable to remediate or otherwise respond to such an incident in a timely manner. While we have policies and procedures in place, including system monitoring and data back-up processes to prevent or mitigate the effects of these potential incidents, such incidents and other disruptions to information technology systems could interfere with our operations. Any failure to maintain, or disruption to, our information technology systems, whether as a result of cyberattacks or otherwise, could damage our reputation, subject us to legal claims and proceedings or remedial actions, create risks of violations of data privacy and cybersecurity laws, rules and regulations and cause us to incur substantial additional costs. Existing or emerging threats may have an adverse impact on our information technology systems and, further, technological enhancements to prevent business interruptions could require increased spending. Furthermore, cyberattacks and security incidents pose a risk to confidential data and IP, which could result in damage to our competitiveness and reputation. The costs, potential monetary damages and operational consequences of responding to cyberattacks and security incidents and implementing remediation measures may not be covered by any insurance that we may carry from time to time. We cannot predict the degree of any impact that increased monitoring, assessing or reporting of cybersecurity matters would have on operations, financial conditions and results.

We are subject to complex and evolving laws, regulations, and industry requirements related to data privacy, data protection, information security and cybersecurity across different markets where we conduct our business.

We are required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and cybersecurity. Ensuring compliance with such requirements may increase operating costs, impact our data processing practices and policies and the development of new products or services, and reduce operational efficiency, any of which could adversely affect our business and operations.

In the U.S., there are numerous federal, state and local data privacy and cybersecurity laws, rules, and regulations governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information, including federal and state data privacy and cybersecurity laws, data breach notification laws and data disposal laws. These include the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act, and similar state privacy laws. At the international level, we are subject to the General Data Protection Regulation (the “GDPR”) and its equivalent in the United Kingdom (the “U.K. GDPR”). Implementing mechanisms to endeavor to ensure compliance with the GDPR and the U.K. GDPR may be onerous and expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty.

We are also subject to the DoW Cybersecurity Maturity Model Certification (“CMMC”) program, which mandates assessments, including in certain cases by third parties, for companies working with the DoW in order

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

to verify such companies’ adherence to specific cybersecurity standards. Such compliance program is currently being phased in and expected to be completed by November 2028. To the extent we are unable to achieve certification in advance of contract awards, or we fail to achieve or maintain certification at the level required for a particular contract award, we will be unable to bid on such contract awards or follow-on awards for existing work with the DoW, which could materially adversely impact our revenue, profitability and cash flows. Additionally, our subcontractors, and certain of our vendors, may also need to comply with CMMC requirements. We may be negatively impacted if our subcontractors or vendors are not compliant with CMMC requirements. The obligations imposed on us under the CMMC may be different from, or in addition to those otherwise required by the data privacy and cybersecurity laws, rules and regulations to which we are subject. The costs to comply with the new CMMC requirements are significant and may increase, which could materially adversely affect our business, results of operations, prospects and financial condition. Failure to comply with CMMC requirements may also make us subject to bid protest challenges or False Claims Act allegations claiming damages to the government based on such non-compliance.

We have implemented internal controls and procedures designed to be compliant with the data privacy and cybersecurity laws, rules and regulations to which we are subject, the CMMC and other applicable standards, as well as contractual obligations related to data protection. However, such controls and procedures may not enable us to be fully compliant with such laws, rules and regulations. Moreover, data privacy and cybersecurity laws, regulations, standards and obligations are uncertain and evolving and may be modified, replaced, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations. We cannot yet determine the impact that such modifications or interpretations may have on our business. As such, we cannot assure ongoing compliance with all such laws or regulations and other legal obligations, and our efforts to do so may cause us to incur significant costs or require changes to our business practices, which could materially adversely affect our business, results of operations, prospects and financial condition. The rapid evolution and increased adoption of AI technologies may intensify these risks. Any failure or perceived failure by us to comply with applicable laws or regulations, or other contractual or legal obligations, or to adequately address privacy and security concerns, even if unfounded, may result in governmental enforcement actions, private litigation (including class actions), fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our reputation, inhibit sales and materially adversely affect our business, results of operations, prospects and financial condition.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our operations outside of the U.S. are subject to risks beyond those otherwise applicable to our domestic operations. Our net sales to foreign customers represented approximately   % of our revenue for the year ended December 31, 2025. In addition, a number of our suppliers are located in foreign jurisdictions. A number of risks inherent in international operations could have a material adverse effect on our results of operations, including inflationary pressures, economic weakness or political instability in particular non-U.S. economies and markets; the risk of government-financed competition; difficulties in compliance with non-U.S. laws and regulations; changes in non-U.S. regulations and customs, tariffs and trade barriers; changes in non-U.S. currency exchange rates and currency controls; changes in a specific country’s or region’s political or economic environment; trade protection measures, economic sanctions and embargoes, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments; negative consequences from changes in tax laws, including with respect to the repatriation of funds; difficulties associated with staffing and managing international operations; business interruptions resulting from geopolitical actions and conflict, war and terrorism, including the conflict between Russia and Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets; business interruptions resulting from natural disasters; and the impact of public health epidemics on employees and the global economy. Any of these factors could reduce the demand for our products, reduce our margins and create

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

supply chain issues, such as those relating to the availability and price of raw materials and component parts, merchandise quality, shipping and transport availability, cost and security.

Failure to comply with applicable economic and trade sanctions could materially adversely affect our reputation and results of operations.

Our business must be conducted in compliance with applicable economic and trade sanctions and export control laws and regulations, such as those administered and enforced by OFAC, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Directorate of Defense Trade Controls and other relevant authorities. Such laws and regulations prohibit or restrict certain operations, investment decisions and sales activities, including dealings with certain countries or territories and with certain governments and designated persons. Such laws and regulations change over time and could be affected by political factors and the then-current political environment. Any violation or alleged violation by us, our employees, contractors or agents or others acting on our behalf or associated with us could expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures.

Risks Related to Our Financial Condition and Accounting Matters

We may require additional capital to support our growth.

We have funded our operations primarily through revenue generated by our products and services. We intend to continue to make investments in our business to respond to business opportunities, including developing new products and services, enhancing our operating infrastructure, expanding our operations and acquiring complementary businesses and products, all of which may require us to secure additional funds. Additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. We may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness, which restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP and products, or we may be required to grant licenses to our IP and products on unfavorable terms.

Our quarterly operating results may vary widely.

Our quarterly revenue, cash flow and operating results have and may continue to fluctuate significantly in the future due to a number of factors, including the following: fluctuations in revenue derived from customer contracts; contract mix; the size and timing of orders; the mix of products and services that we sell in the period; fluctuations in customer demand for some of our products or services; unanticipated costs incurred in the introduction of new products and services; fluctuations in the adoption of our products and services in new markets; our ability to win additional contracts from existing customers or other contracts from new customers; cancellations, delays or contract amendments by our customers; changes in policy or budgetary measures that adversely affect our U.S. government customers and customers serving the U.S. and foreign governments; the cost of complying with various regulatory requirements applicable to our business and the potential penalties or sanctions that could be imposed for non-compliance; and our ability to obtain the necessary export licenses for sales of our products and services to international customers.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Changes in the volume of products and services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed.

We face downward pricing pressure.

There is substantial and continuing pressure from our customers to reduce the prices they pay to suppliers such as us. We attempt to manage such downward pricing pressure, while trying to preserve our business relationships with our customers, by seeking to reduce our production and procurement costs through various measures, including implementing cost-effective process improvements and partnering with our own suppliers to reduce our cost of raw materials and component parts. Our suppliers have periodically resisted, and in the future may resist, pressure to lower their prices. We may be unable to fully offset price reductions from our customers by reducing our costs.

Our indebtedness and the restrictive covenants under the agreements governing our indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of December 31, 2025, we had $    outstanding principal of indebtedness. Such indebtedness could have important consequences, including making it more difficult for us to satisfy our obligations with respect to our indebtedness; limiting our ability to obtain additional financing to fund working capital, capital expenditures, acquisitions and other general corporate requirements; increasing our borrowing costs; increasing our vulnerability to general economic downturns and adverse competitive and industry conditions; requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate requirements; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; placing us at a competitive disadvantage compared to competitors that have less debt; and impacting investors’ perception of us.

All of our indebtedness bears variable rates, thereby making us more vulnerable to rising interest rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. We hedge a portion of our variable rate indebtedness; however, there can be no assurance that we will be able to continue to do so on commercially reasonable terms, or at all.

The agreements that govern our indebtedness impose significant operating and financial restrictions on us. Negative covenants limit us from, among other things, incurring indebtedness, creating liens on our properties, entering into merger or consolidation transactions, selling assets, disposing of all or substantially all of our assets, paying dividends and distributions and making other restricted payments. As a result of these restrictions, we are limited as to how we conduct our business and may be unable to compete effectively or take advantage of new business opportunities. Our failure to comply with the restrictive covenants as well as other terms of our indebtedness could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date and result in the lenders thereunder to terminate their commitments.

Our ability to maintain compliance with the covenants imposed by our indebtedness and to repay the principal of, pay interest on and refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to comply with the covenants imposed by our indebtedness or to generate sufficient cash flow to service or repay our indebtedness, we may be in default and be required to adopt one or more alternatives, such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital that can be highly dilutive. These remedies may not be available to us on commercially reasonable terms, or at all.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Additional tax liabilities and changes in tax laws could adversely impact our results of operations and financial condition.

We are subject to income taxes in the U.S. and subject to tax laws in various foreign jurisdictions. The laws and regulations in these jurisdictions are inherently complex, and we are obliged to make judgments and interpretations about the application of these laws and regulations. Such judgments and interpretations may be incorrect and be subject to challenge by tax authorities. If tax audits result in assessments different from amounts reserved, our income statement could include unfavorable adjustments to our tax liabilities. In addition, we could be adversely affected by changes to tax laws and regulations in the jurisdictions in which we operate.

We may incur expenditures prior to the final receipt of a contract.

We provide various specialized products, services and sometimes procure equipment and materials on behalf of our customers under various contractual arrangements. From time to time, in order to ensure that we satisfy our customers’ delivery requirements and schedules, we may elect to initiate procurement and production in advance of receiving a contract award or final authorization from the government or a prime contractor. These actions that we may take to procure materials and/or commence production in advance of a contract award or final authorization require use of our working capital resources which impact our near-term operating cash flows. If our government or prime contractor customers’ requirements should change or if the government or the prime contractor should direct the anticipated procurement to another contractor, or if the anticipated contract award or final authorization does not materialize, or if the equipment or materials become obsolete or require modification before we are under contract for the procurement, our investment in the equipment or materials might be at risk if we cannot efficiently resell them. This could reduce anticipated earnings or result in a loss, materially adversely affecting our business, results of operations, prospects and financial condition.

Changes in our accounting estimates could materially adversely affect our financial results.

Contract accounting requires judgments relative to assessing risks, including risks associated with estimating contract transaction prices and costs, assumptions for schedule and technical issues, customer-directed delays and reductions in scheduled deliveries, and unfavorable resolutions of claims and contractual matters. Due to the size and nature of many of our contracts, the estimation of total costs at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials; and consider incentives or penalties related to performance on contracts and include them in the variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the related uncertainty is resolved. Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates could materially adversely affect our results of operations and financial condition.

Our financial results of operations could be adversely affected by impairment of our goodwill or other intangible assets.

Goodwill and other intangible assets that have indefinite useful lives must be evaluated at least annually for impairment. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions. Changes in our estimates and assumptions, including as a result of factors beyond our control, could adversely impact the fair value of reporting units and result in impairments of goodwill and other intangible assets. If at any time we determine an impairment has occurred, we are required to reflect the reduction in value as an expense within operating income, resulting in a reduction of earnings and a corresponding reduction in our net asset value in the period such impairment is identified. Such a non-cash charge could have a material adverse effect on our results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

We could be required to make future contributions to our defined benefit pension and post-retirement benefit plans and our costs may substantially increase in connection with such plans as a result of adverse changes in interest rates and the capital markets, changes in actuarial assumptions and legislative or other regulatory actions.

Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate significant assumptions including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). A dramatic decrease in the fair value of our plan assets resulting from movements in the financial markets or a decrease in discount rates may cause the status of our plans to go from an over-funded status to an under-funded status and result in cash funding requirements to meet any minimum required funding levels. Our results of operations, liquidity or shareholders’ equity in a particular period could be affected by a decline in the rate of return on plan assets, the rate used to discount the future estimated liability or changes in employee workforce assumptions.

We have identified a material weakness in our internal control over financial reporting. If our remediation is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements may be adversely affected.

We have been a private company since our inception and, as such, we have not been required to meet the internal control over financial reporting requirements that are applicable to a public company. As a result of becoming a public company, we will be required to comply with such requirements and to furnish a report by management on the effectiveness of internal control over financial reporting.

During the preparation of the financial statements that are included in this prospectus, we identified a material weakness in our internal control over financial reporting related to the design and operating effectiveness of our internal controls over the accounting for certain complex transactions which could impact our ability to accurately account for and report certain transactions. The Public Company Accounting Oversight Board (“PCAOB”) defines a material weakness as a “deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.” Following the identification of the material weakness, we developed and began implementing a remediation plan that includes implementing controls to ensure the review of new or updated accounting policies are performed in a timely and accurate manner and expanding our resources and personnel with the appropriate level of expertise within our technical accounting functions, including the hiring of an experienced Chief Accounting Officer. Until our remediation plan is fully implemented and tested and deemed effective, we cannot assure that our actions will adequately remediate the identified material weakness or that additional material weaknesses in our internal controls will not be identified in the future. If our remediation plan described above is not sufficient to remediate the identified material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting and there could continue to be a reasonable possibility that these deficiencies or others, individually and in the aggregate, could result in errors in our financial statements that may not be prevented or detected on a timely basis.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until our second Annual Report on Form 10-K to be filed with the SEC. When our independent registered public accounting firm formally attests to the effectiveness of our internal control over financial reporting, it may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent and detect error and/or

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

fraud in a timely manner. Our ability to maintain effective disclosure controls and internal control over financial reporting may be further impacted by our decentralized model. If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion, we may be unable to produce timely and accurate financial statements, investors could lose confidence in our reported financial and other information and we may be subject to sanctions or investigations by the SEC or other regulatory authorities, any of which could have a material adverse effect on the trading price and liquidity of our Class A common stock.

Risks Related to Government Regulation and Legal Matters

We are subject to extensive governmental regulation.

We are subject to numerous state, federal and international laws and directives and regulations in the U.S. and abroad that involve matters central to our business, including data privacy and security, employment and labor relations, immigration, taxation, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

We are also subject to certain domestic and international anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), other domestic U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions. These laws and regulations generally prohibit the company and its employees and intermediaries from directly or indirectly authorizing, promising, offering or providing payments or benefits to government officials and other recipients in order to obtain or retain business improperly or secure an improper business advantage. We contract with governments and government agencies, and our business in various countries may involve interactions with government officials responsible for enforcing regulations or the authorization of permits, licenses or other approvals necessary for our business activities. We also may engage third parties or participate in joint ventures that can expose us to liability for the illegal activities of our partners or agents, even if we do not explicitly authorize such activities. Violations of applicable anti-corruption laws could subject us to significant civil or criminal penalties, including fines, disgorgement of profits, injunctions and debarment from government contracts, adverse media coverage and investigations, any of which could have a material adverse effect on our reputation, business and results of operations. Our exposure for violating these laws will increase as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Also, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC promulgated disclosure requirements regarding the use of certain minerals (tantalum, tin, gold and tungsten), known as conflict minerals, which are mined from the Democratic Republic of the Congo or another covered country under such act. There are costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes or sources of supply as a consequence of such verification activities. Given the complexity of our supply chain, we may not be able to ascertain the origin of these minerals used in our products in a timely manner, which could cause some of our customers to disqualify us as a supplier to the extent we are unable to certify our products are conflict mineral free. Additionally, the rule could affect sourcing at competitive prices and availability in sufficient quantities of such minerals used in our manufacturing processes for certain products.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Our business may be adversely affected if we were to lose our government or industry approvals, if more stringent government regulations were enacted or if industry oversight were to increase.

The aerospace industry is highly regulated in the U.S. and in other countries. In order to sell our products, we and the products we manufacture must be certified by the FAA, the DoW and similar agencies in foreign countries and by individual manufacturers. If any existing material authorizations or approvals were revoked or suspended, our business and reputation would be adversely affected. In addition, if new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight.

We are at times required to obtain approval to export our products from U.S. government agencies and similar agencies elsewhere in the world. U.S. laws and regulations applicable to us include the Arms Export Control Act, the ITAR, the Export Administration Regulations (“EAR”) and the sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). EAR restricts the export of commercial and dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. Approval and license requirements change over time and could be affected by political factors and the then-current political environment. Failure to obtain required approval or licenses to export, or a determination by the U.S. government or similar agencies that we failed to receive required approvals or licenses to export, our products would eliminate or restrict our ability to sell our products and result in significant penalties, damages and fines and exclusion from future government contracts.

Contracting in the defense industry is subject to significant regulation.

Like all government contractors, including when we serve as a subcontractor to customers contracting with the U.S. government, we are subject to risks associated with this contracting. These risks include the potential for substantial civil and criminal fines and penalties. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. We have been, and expect to continue to be, subjected to audits and investigations by government agencies. The failure to comply with the terms of our and our customers’ government contracts could harm our reputation and result in our suspension or debarment from future contracts.

Product liability lawsuits and product recalls could cause us to incur substantial liabilities and to limit the commercial potential of our products.

We face an inherent risk of product liability and product recalls. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease sales of our affected products. Even a successful defense would require significant financial and management resources. In addition, any product liability claims, regardless of outcome or basis, could damage our reputation for quality products, adversely affecting our ability to retain and attract customers. We currently carry product liability insurance in an amount that we believe is appropriate for our business. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We also may not be able to maintain insurance coverage in the future at an acceptable cost or at all. Any liability not covered by insurance or for which third-party indemnification is not available could result in significant liability to us.

To the extent that a product fails to conform to its specifications or comply with the applicable laws or regulations, we may voluntarily or be required to conduct a product recall. Recalls are costly and take time and effort to administer and damage our reputation. Moreover, if any of our customers recall a product due to an issue with a product or component that we supplied, they may claim that we are responsible for such issue and

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

may seek to recover the costs related to such recall or be entitled to certain contractual remedies from us. Recalls may further result in decreased demand for our or our customers’ products, could cause our customers to return products to us for which we may be required to provide refunds or replacement products, or could result in product shortages. Recalls may also require regulatory reporting and result in findings of noncompliance and regulatory enforcement actions.

Litigation and other proceedings may adversely affect our business.

From time to time, we are and may become involved in legal and regulatory proceedings relating to contract claims, product liability claims, occupational health and safety matters, employee compensation and other employment-related matters and other proceedings. See “Business—Legal Proceedings” and “Note 14. Commitments and Contingencies” to the Arxis Combined Financial Statements included elsewhere in this prospectus for more information regarding material litigation to which we are a party. Such claims may be in the form of individual or class actions and may be brought by affected persons or governmental authorities. Legal and regulatory proceedings are inherently unpredictable. The outcome of such proceedings, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future. Regardless of merit or outcome, these proceedings could result in substantial cost, require us to devote substantial resources to defend ourselves, create adverse publicity and damage our reputation, undermine our customers’ confidence and reduce the demand for our products and services.

Our employees or others acting on our behalf may engage in misconduct or other improper activities, which could cause us to lose contracts or cause us to incur costs.

We are exposed to the risk that employee fraud or other misconduct from our employees or others acting on our behalf could occur. Misconduct could include fraud or other improper activities such as falsifying time or other records, and violations of laws and the failure to comply with our policies and procedures or with federal, state or local government procurement regulations, regulations regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, bribery of foreign government officials, import-export control, lobbying or similar activities and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory investigations or sanctions against us, corruption or disruption of our systems or those of our customers, impairment of our ability to provide services to our customers, loss of current and future contracts, indemnity obligations, serious harm to our reputation and other potential liabilities. Although we have implemented policies, procedures, training and other compliance controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. This risk of improper conduct may increase as we continue to expand and do business with new partners. Misconduct or other improper activities by our employees or others could damage our reputation and subject us to administrative, civil or criminal investigations and enforcement actions, fines and penalties, restitution or other damages including civil False Claims Act allegations (which can include civil penalties and treble damages), loss of security clearance, loss of current and future customer contracts, loss of privileges and other sanctions, including suspension or debarment from contracting with federal, state or local government agencies, any of which would materially adversely affect our reputation, business, results of operations, prospects and financial condition.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

We could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations.

Our operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, the remediation of contamination and the health and safety of our employees. Environmental laws and regulations may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, and compliance with these existing and evolving environmental laws and regulations requires and is expected to continue to require significant operating and capital costs. We may be subject to substantial administrative, civil or criminal fines, penalties or other sanctions (including suspension and debarment) for violations. In addition, as we enter into strategic acquisitions and investments, we may be subject to additional environmental risk, obligations and liabilities which may or may not be known to us at the time of such strategic acquisitions or investments. For example, in connection with the Arxis Businesses Transaction, we assumed certain liabilities of Ovation TopCo L.P. related to environmental investigations and potential obligations to perform remediations. We have accrued amounts on our balance sheet related to these environmental investigations and remediations as described in further detail in “Note 14. Commitments and Contingencies” to the Arxis Combined Financial Statements. However, there can be no assurances that these accruals will be sufficient or that these matters will not have an adverse effect on our reputation, business, results of operations, prospects and financial condition.

Governmental authorities in the U.S. and abroad are increasingly focused on potential contamination resulting from the use of certain chemicals, most notably per- and polyfluoroalkyl substances (“PFAS”). As is common in our industry, certain of our products use PFAS. As a result, we may incur costs related to materials management and historic usage and disposal of PFAS-containing materials, transitioning away from the usage of PFAS-containing products, reporting the historical usage of PFAS and remediating any environmental impacts.

Estimates of our environmental liabilities are subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, including changes in law and regulation, imprecise engineering evaluations and cost estimates, the extent of corrective actions that may be required and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as any investigations and remediations proceed, it is likely that adjustments in our accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on our results of operations or cash flows in a given period.

We may also become a party to legal proceedings and disputes involving government and private parties (including individual and class actions) relating to alleged impacts from pollutants released into the environment, including bodily injury and property damage. These matters could result in material compensatory or other damages, remediation costs, penalties, non-monetary relief and adverse allowability or insurance coverage determinations. The impact of these factors is difficult to predict, but one or more of them could harm our reputation and business and have a material adverse effect on our results of operations, prospects and financial condition.

Regulations designed to address climate change may result in additional compliance costs.

Our operations and products and those of our customers are currently subject to rules limiting emissions and to other climate-related regulations in certain jurisdictions where we operate. The increased prevalence of global climate change concerns may result in new regulations that may negatively impact us, our suppliers and customers. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us, our suppliers and our customers, resulting in increases in the costs of raw materials and component parts and reduced demand for our products and services.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Risks Related to Intellectual Property

We may be unable to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights on which our business depends.

Our business depends in part on our ability to seek, obtain, maintain, protect and enforce our IP and other proprietary rights, including with respect to our proprietary design, manufacturing processes, databases, confidential information and know-how. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, patent, trade secret and unfair competition laws in the U.S. and similar laws in other countries, as well as confidentiality and license agreements with our employees, contractors, consultants and third parties with whom we have relationships to establish, maintain and protect our IP rights. We may, over time, strategically increase our IP investment through additional trademark, patent and other IP filings, which could be expensive and time-consuming and are not guaranteed to result in the issuance of registrations. In addition to registering material and eligible IP, we rely to a degree on contractual restrictions to prevent others from exploiting our IP rights. IP laws vary by jurisdiction and we may be unable to maintain, protect or enforce our proprietary rights adequately in all cases, or do so without undue cost.

Our efforts to establish, maintain, protect and enforce our IP rights may not be sufficient or effective. Our IP rights, including rights in our proprietary design and manufacturing processes and trade secrets, could be lost through misappropriation or breach of our confidentiality and license agreements. Moreover, any of our IP rights may be circumvented, infringed, diluted, disclosed, misappropriated, challenged or otherwise violated, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our IP rights will be sufficient to protect against others offering products or technologies that are substantially similar to ours and that compete with our business.

Further, IP protection may not be available to us in every country in which our products are available, and the laws of certain countries do not protect proprietary rights to the same degree as the laws of the U.S. Therefore, in certain jurisdictions, we may be unable to protect our IP adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position.

Our reliance on proprietary information, such as trade secrets, know-how and confidential information, depends in part on agreements we have in place with employees, independent contractors and other third parties that allocate ownership of IP and place restrictions on the use and disclosure of this IP and confidential information, such as confidentiality and invention assignment agreements. We require third parties who may have access to our proprietary information, such as trade secrets, know-how and confidential information, to enter into non-disclosure agreements or to be bound by professional, fiduciary or other contractual obligations requiring the applicable third party to protect our trade secrets, know-how and confidential information. These agreements may be insufficient or may be breached, especially after our employees or third parties end their employment or engagement with us, in either case potentially resulting in the unauthorized use or disclosure of our proprietary information, such as trade secrets, know-how and confidential information, including to our competitors, which could cause us to lose any competitive advantage resulting from this IP, and we cannot be certain that we will have adequate remedies for any breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our proprietary information, such as trade secrets, know-how and confidential information, or otherwise developed IP for us. Individuals and entities not subject to invention assignment agreements may make adverse ownership claims to our current and future IP, and, to the extent that our employees, independent contractors or other third parties with whom we do business use IP owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Failure to obtain, maintain or protect proprietary information, such as trade secrets, know-how and other confidential information, could adversely impact our business. Additionally, employees, independent contractors and other third parties may make adverse ownership claims to

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

our current and future IP, and, to the extent that our employees, independent contractors or other third parties with whom we do business use IP owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Furthermore, competitors or other third parties may independently discover our trade secrets, copy or reverse engineer our products or portions thereof, or develop similar technology.

We may be subject to claims for alleged infringement, misappropriation or other violation of others’ intellectual property and proprietary rights, and we may incur significant costs in our efforts to successfully avoid, manage, defend and litigate intellectual property matters.

We also may be subject to claims of infringement, misappropriation or other violation of IP and proprietary rights from third parties. IP litigation and disputes are often complex and uncertain. This risk has been amplified by the increase in “non-practicing entities” or patent holding companies that seek to monetize patents they have purchased or otherwise obtained and whose sole or primary business is to assert such claims. Our IP portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement, misappropriation or other violation. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us, payment of damages, including treble damages if we were found to be willfully infringing or ongoing royalty payments and significant settlement payments, including to satisfy indemnification obligations. Such claims may require us to temporarily or permanently cease engaging in certain activities or offering certain products or services in some or all jurisdictions, develop or substitute non-infringing technologies, redesign affected products, which may not be commercially feasible and may require us to incur substantial cost, or enter into costly settlement, royalty or licensing agreements, which may not be available on commercially reasonable or favorable terms or at all.

We may engage in legal action to enforce, defend or protect our IP rights. Our efforts to enforce our IP rights in this manner may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our IP rights. Generally, IP litigation is expensive, time-consuming and unpredictable. Our involvement in IP litigation could divert the attention of our management and technical personnel, expose us to significant liability and have a material, adverse effect on our business.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business.

Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary software from operating properly. For example, errors or other design defects within the software on which we rely may result in failure to comply with applicable laws and regulations, a negative experience for customers, delayed introductions of new features or enhancements or failure to protect data or our IP. If our proprietary applications do not function reliably or fail to achieve customer expectations in terms of performance, we may lose or fail to grow in customer usage and customers could assert liability claims against us. This could damage our reputation and impair our ability to attract or maintain relationships with our customers and third parties.

Our proprietary software contains, or may in the future contain, open source software, which may pose particular risks to our proprietary software and services in a manner that could have a material and adverse effect on our business, financial condition and results of operations.

We use open source software in connection with our proprietary software and anticipate using open source software in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering our products or services unless and until we can re-engineer such source code in a manner that avoids infringement. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technology that is similar to or better than ours. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We currently license and may in the future license third-party intellectual property.

We currently license and may in the future license certain IP rights from third parties. While we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained and maintained on commercially reasonable terms, there can be no assurance that our existing or future third-party licenses will be available to us on commercially reasonable terms, if at all. Our ability to comply with such license terms may be affected by factors that we can only partially influence or control. If any of our third-party licensors are acquired by our competitors, the applicable licensed IP may no longer be available to us or available only on less favorable terms, which could adversely impact our business, results of operations and financial condition. Further, if we fail to comply with any of our obligations under such agreements, we may be required to pay damages, and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services or inhibit our ability to commercialize future systems. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed IP rights against infringing third parties, if the licensed IP rights are found to be infringing third-party rights, or if we are unable to enter into necessary licenses on acceptable terms. In addition, the agreements under which we license IP from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant IP, or increase what we believe to be our financial or other obligations under the relevant agreement. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our products and services. Our inability to maintain or obtain any third-party license required to sell or develop our products and services, or the need to engage in litigation regarding our third-party licenses, could have a material adverse effect on our business, operating results and financial condition.

Risks Related to the Reorganization

The historical combined and unaudited supplemental pro forma financial information included in this prospectus is not necessarily representative of the results that we would have achieved as a combined company and may not be indicative of future results.

The historical combined and unaudited supplemental pro forma financial information in this prospectus may not reflect our business’ combined results of operations, financial position and cash flows had it been a combined company during the periods presented and may not be indicative of those that we will achieve following the Reorganization. Actual financial results that would have been achieved if our business had been a combined

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

company would depend on multiple factors, including the integration of functions and processes across the Arxis Businesses, changes in our personnel needs, tax structure, financing and business operations, changes in our financial resources and sources and cost of capital and our need to enter into agreements as a combined company. With respect to the unaudited supplemental pro forma financial information, we have made certain adjustments to the historical combined financial information based upon available information and upon estimates and assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Historical Acquisitions, the Kaman Acquisition and the Arxis Businesses Transaction (each as defined herein) as if each such transaction occurred on January 1, 2024. However, these estimates are predicated on assumptions, judgments and other information that are inherently uncertain. See the notes to the supplemental pro forma financial information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Supplemental Pro Forma Information.” As a result, such historical combined and unaudited supplemental pro forma financial information is not necessarily representative of our results of operations or financial condition had we operated as a combined company for the periods presented and may not be indicative of our results of operations or financial condition for any future period.

We may not realize the anticipated benefits from the Reorganization.

The benefits that we expect to achieve as a result of the Reorganization will depend, in part, on our ability to realize anticipated cost savings and synergies. As a combined company, we believe that we will be able to, among other things, save on our costs as a result of greater purchasing power and economies of scale, streamline administrative and general corporate functions and implement and maintain a capital structure designed to meet our specific needs and industry dynamics. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include the creation of a new organizational structure, changes in processes and information systems, dis-synergies from the Reorganization and changes to our operating model. Even if we are able to execute this transition successfully, this may not result in the full realization of the benefits that we currently expect, either within the expected time frame, or at all. In addition, the costs to achieve the anticipated benefits may be higher than we currently anticipate.

We have incurred, and expect to continue to incur, significant transaction costs in connection with the Reorganization.

In connection with the Reorganization, we have incurred and expect to continue to incur significant costs and expenses, including financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs and other related expenses. We are not able to quantify the exact amount of these expenses or the period in which they will be incurred. Some of the factors affecting the costs associated with the Reorganization include the timing of the completion of the Reorganization, the structure and execution of the Reorganization and the resources required to transition and integrate the Arxis Businesses into a single combined organization. There may also be additional unanticipated significant costs in connection with the Reorganization that we do not currently anticipate. These costs and expenses could reduce the benefits we expect to achieve from the Reorganization.

Risks Related to Our Class A Common Stock and This Offering

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we do not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will have to comply with the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as SEC rules and regulations and stock exchange listing standards, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

results of operations. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. If we are unable to satisfy our obligations as a public company, our Class A common stock could be delisted and we could be subject to fines, sanctions, regulatory action and lawsuits.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers.

Our Sponsor will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, we will have three authorized series of common stock: Class A common stock, which is entitled to one vote per share; Class B common stock, which is entitled to    votes per share; and Class C common stock, which is entitled to no votes per share, except as otherwise required by law. Holders of our common stock vote together as a single class on all matters, except as otherwise set forth in our amended and restated certificate of incorporation or as required by applicable law. Our Sponsor will beneficially own stock with     % voting power over us after this offering (or     % voting power over us after this offering if the underwriters exercise their option to purchase additional shares in full). In addition, in connection with this offering, we intend to enter into a stockholders’ agreement with our Sponsor, pursuant to which our Sponsor will have certain director nomination rights, information rights and consent rights with respect to certain of our actions, including mergers and other extraordinary transactions, as long as our Sponsor and its permitted transferees beneficially own common stock representing at least 10% of the total voting power of our outstanding common stock. See “Certain Relationships and Related-Party Transactions—Stockholders’ Agreement.” As a result, our Sponsor will be able to control certain matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Our Sponsor may also have interests that differ from yours and may vote or exercise its rights under the stockholders’ agreement in a way with which you disagree and which may be adverse to your interests. The concentration of voting power and the rights granted under the stockholders’ agreement may have the effect of delaying, preventing, or deterring a change of control of our Company, could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our Company, and might ultimately affect the market price of our Class A common stock.

We will be a “controlled company” within the meaning of    corporate governance standards and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the consummation of this offering, we will be a “controlled company” under    corporate governance standards. Under the    corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. We intend to avail ourselves of certain of these exemptions available to controlled companies, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors. Consequently, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all    corporate governance requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and our Sponsor and its affiliates. Under these provisions, our Sponsor and its affiliates will not have any duty to refrain from directly or indirectly engaging in the same or similar business activities or lines of business in which we or any of our affiliates engages or proposes to engage or otherwise competing with us or any of our affiliates. For instance, a non-employee director may pursue certain acquisition or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our financial performance, financial position and results of operations if attractive corporate opportunities are allocated by our Sponsor to itself or its affiliates or subsidiaries instead of to us. See “Description of Capital Stock—Corporate Opportunities.”

There may not be an active, liquid trading market for our Class A common stock.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the    or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you purchase.

The multi-series structure of our common stock may depress the trading price and liquidity of our Class A common stock.

The multi-series structure of our common stock may result in a lower or more volatile market price of our Class A common stock or other adverse consequences. For example, certain index providers restrict inclusion of companies with multi-series structures in certain of their indexes. In addition, certain proxy advisory firms oppose the use of multi-series structures. As a result, the multi-series structure of our common stock may prevent the inclusion of our Class A common stock in certain indices and may cause proxy advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, which could result in a less active trading market for our Class A common stock and adversely affect the value of our Class A common stock. In addition, the difference in the voting rights of the series of our common stock could harm the value of our Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the superior voting power of our Class B common stock.

The market price of our Class A common stock may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price of shares of our Class A common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial public offering price. The trading price of our Class A common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

•	regulatory developments;

•	litigation and governmental investigations;

•	economic and political conditions or events; and

•	the other factors described in this “Risk Factors” section.

These and other factors may cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our stock, our stock price and trading volume could decline.

The trading market for our Class A common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. If no or few securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

Sales of a substantial number of shares of Class A common stock in the public market, or the perception in the market that the holders of a large number of shares of Class A common stock (or securities convertible into shares of Class A common stock) intend to sell shares, could reduce the market price of our Class A common stock. Upon completion of this offering, we will have      shares of Class A common stock outstanding (or      shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full),      shares of Class B common stock outstanding and no shares of Class C common stock outstanding. All shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares are currently restricted as a result of securities laws or lock-up agreements described in the “Underwriting” section of this prospectus but will become eligible to be sold at various times following the completion of this offering. After the expiration of the lock-up agreement, such shares may be sold in the market, including by persons who receive such shares upon distribution by entities affiliated with our Sponsor. Moreover, the holders of approximately      shares of Class A common stock (or securities convertible into such shares of Class A common stock) will be entitled to various rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would enable the holders to sell these shares without restriction under the Securities Act upon the effectiveness of the registration statement. We also intend to register all shares of Class A common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If a substantial number of shares become available for sale or are sold in a short period of time, the market price of our Class A common stock could decline.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws may deter third parties from acquiring us.

Our amended and restated certificate of incorporation and bylaws will provide for, among other things:

•	three series of common stock with disparate voting power;

•	after our Sponsor and its permitted transferees cease to beneficially own common stock representing a majority of the total voting power of our outstanding common stock, a staggered board;

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•

after our Sponsor and its permitted transferees cease to beneficially own common stock representing a majority of the total voting power of our outstanding common stock, a prohibition on stockholder action by written consent, thereby requiring all actions to be taken at a duly called meeting of the stockholders;

•	supermajority approval to amend our bylaws and certain provisions of our certificate of incorporation; and

•	advance notice requirements for stockholder proposals.

Moreover, because we are incorporated in Delaware, we are governed by Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company and may discourage bids for our Class A common stock at a premium over its market price. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the U.S. federal courts are the exclusive forums for substantially all disputes between us and our stockholders.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws or as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. In addition, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. federal courts are the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and to have consented to these forum selection provisions.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

These forum selection provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware and limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

While Delaware courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the forum selection provisions contained in our amended and restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock.

Investors in this offering will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma as adjusted net tangible book value per share immediately after the offering. As a result, if you purchase our Class A common stock in this offering, you will suffer immediate dilution. See “Dilution.” As a result of this dilution, investors in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. To the extent that new awards are granted under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In particular, we may issue shares of common stock in connection with acquisitions and strategic investments, and the number of shares issued in connection therewith could be material.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

Our board of directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds to us from this offering and could spend such net proceeds in ways that do not improve our results of operations or enhance the value of our Class A common stock. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds to us from this offering.

Any future issuance of our Class C common stock may have the effect of further concentrating voting control in our Class B common stock, may discourage potential acquisitions of our business, and could have an adverse effect on the market price of our Class A common stock.

Any future issuance of our Class C common stock may have the effect of further concentrating voting control in our Class B common stock, may discourage potential acquisitions of our business, and could have an adverse effect on the market price of our Class A common stock. Although we have no current plans to issue any shares of our Class C common stock, we may in the future issue shares of our Class C common stock for a

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

variety of corporate purposes, including financings, acquisitions, investments and equity incentives to our employees, consultants and directors. Our authorized but unissued shares of Class C common stock are available for issuance with the approval of our board of directors without stockholder approval, except as may be required by the listing rules of    . Because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue shares of our Class C common stock in the future, the holders of our Class B common stock may be able to hold significant voting control over most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued our Class A common stock rather than our Class C common stock in such transactions. In addition, each share of our Class C common stock will automatically convert into one share of our Class A common stock following the earliest of (a) the conversion or exchange of all then-outstanding shares of our Class B common stock into or for shares of our Class A common stock, and (b) the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock. If we issue shares of our Class C common stock in the future, such issuances would have a dilutive effect on the economic interests of our Class A and Class B common stock and cause the market price of our Class A common stock to decline.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that are forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, technology, and plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following:

•	the concentration of our business on the aerospace and defense industries;

•	the unique business risks of supplying products to companies contracting with the U.S. government;

•	the significant competition that we face;

•	our industry’s rapid change;

•	any decline or lower-than-anticipated growth of the markets into which we sell our products and services;

•	cost overruns;

•	the availability and pricing of certain components and raw materials from suppliers;

•	inflation;

•	our products may not operate as intended;

•	our decentralized organizational structure;

•	our indebtedness and the restrictive covenants under the agreements governing our indebtedness;

•	our ability to comply with the extensive governmental regulation to which we are subject;

•	our ability to maintain our government or industry approvals;

•	product liability lawsuits and product recalls;

•	our ability to obtain, maintain, protect and enforce our intellectual property and proprietary rights on which our business depends;

•	our ability to realize the anticipated benefits from the Reorganization;

•	the significant transaction costs that we have incurred and expect to continue to incur in connection with the Reorganization and this offering and as a public company; and

•	other factors disclosed in the “Risk Factors” section of this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $     million, or approximately $     million if the underwriters exercise their option to purchase additional shares in full, at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering and Reorganization expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering and Reorganization expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us by $     million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering and Reorganization expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our Class A common stock, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and business partners and improve our competitive position.

We intend to use approximately $     million of the net proceeds of this offering to repay borrowings under our Credit Facilities, and to use the remainder for working capital and other general corporate purposes, which may include investments in potential acquisitions, although we have no commitments with respect to any such acquisitions at this time. The maturity date of borrowings under the Revolving Credit Facility is February 26, 2030. The maturity date of borrowings under the Term Loan Credit Facility is February 26, 2032. The interest rates on borrowings under the Revolving Credit Facility and Term Loan Credit Facility are calculated in accordance with the terms of the credit agreement (the “Credit Agreement”) that governs the Credit Facilities and based on our consolidated first lien net leverage ratio as calculated in accordance with the Credit Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. As of      , 2026, our outstanding borrowings under the Term Loan Credit Facility bore interest at   % and our outstanding borrowings under the Revolving Credit Facility bore interest at   %.

Our management will retain broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

DIVIDEND POLICY

We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions (including the Credit Agreement, which restricts our ability to declare and pay dividends), business prospects and other factors our board of directors may deem relevant.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization (which we define as long-term liabilities and equity) as of December 31, 2025:

•	on an actual basis;

•	on a pro forma basis to give effect to the Reorganization;

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of      shares of Class A common stock at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering and Reorganization expenses payable by us, and the application of the proceeds from this offering as described in “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Arxis Combined Financial Statements, including the notes thereto, included elsewhere in this prospectus.

	Actual		Pro forma		Pro forma as adjusted (1)
(in thousands, except share data)
Cash and cash equivalents	$		$		$
Long-term liabilities:
Debt, noncurrent
Contract liabilities, noncurrent
Operating lease liabilities, noncurrent
Deferred tax liabilities
Other long-term liabilities
Members’/stockholders’ equity:
Units, units outstanding, actual; no units outstanding, pro forma and pro forma as adjusted
Class A common stock, no shares outstanding, actual; shares outstanding, pro forma; shares outstanding, pro forma as adjusted		—
Class B common stock, no shares outstanding, actual; shares outstanding, pro forma and pro forma as adjusted		—
Class C common stock, no shares outstanding, actual, pro forma and pro forma as adjusted		—		—		—
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income
Total members’/stockholders’ equity
Total capitalization	$		$		$

(1)	The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share immediately after this offering. Net tangible book value per share is determined by dividing our tangible net worth (defined as total assets, less intangible assets, net, less total liabilities) by the number of shares of common stock outstanding.

After giving effect to the Reorganization, our pro forma net tangible book value as of December 31, 2025 would have been $     million, or $     per share. After giving further effect to our issuance and sale of      shares of Class A common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering and Reorganization expenses payable by us, and the application of the net proceeds from this offering as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of December 31, 2025 would have been $     million, or $     per share. This represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2025	$
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$
Dilution per share to new investors		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $     per share and dilution per share to new investors participating in this offering by $     per share, assuming that the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated fees and expenses payable by us in this offering. Each 1,000,000 share increase or decrease in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $     per share and decrease or increase the dilution per share to new investors participating in this offering by $     per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us in this offering and estimated fees and expenses payable by us in this offering.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would increase to $     per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $     per share to existing stockholders and immediate dilution of $     to new investors participating in this offering.

The following table summarizes as of December 31, 2025, on the pro forma as adjusted basis described above, the number of shares of common stock, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by the new investors participating in this offering, at the

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

assumed initial public offering price equal to the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
(in thousands, except share, per share and percentage data)	Number	Percent		Amount	Percent
Existing stockholders (Class A and Class B)			%	$		%	$
New investors (Class A)			%	$		%	$

Total		100%		$	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders would be reduced to     % of the total number of shares outstanding after this offering and the number of shares held by new investors participating in the offering would be increased to     % of the total number of shares outstanding after this offering.

To the extent that any new options or RSUs are issued under our stock-based compensation plans or we issue additional shares of Class A common stock, Class B common stock, Class C common stock or other securities convertible into or exercisable for shares of Class A common stock in the future, there will be further dilution to investors participating in this offering.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the historical results of operations and liquidity and capital resources of the Arxis Businesses and Connector. Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P, and Connector are predecessors to Arxis. The Arxis Businesses were not historically consolidated or operated as a combined company. You should read the following discussion and analysis in conjunction with the Arxis Combined Financial Statements and notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements” sections. Unless the context otherwise requires, references in this section to “we,” “our,” “us,” and the “Company” refer to the Arxis Businesses.

Arxis

Overview

We are a leading designer and manufacturer of proprietary, mission-critical electronic and mechanical components engineered for cutting-edge performance in extreme environments. Leveraging significant IP and world-class engineering capabilities, we design and deliver innovative solutions that address some of our customers’ most complex performance needs.

We operate in two reportable segments, Electronic Components and Mechanical Components. Both segments focus on proprietary, mission-critical, engineered components with outsized value-to-cost ratios, benefit from the same secular growth trends, and share a decentralized operating structure unified by our Arxis EDGE business system. The segments are distinct in terms of the product categories they offer: our Electronic Components segment provides specialized, highly engineered electronic components and interconnect solutions, including connectors, cable assemblies, microelectronic packaging, RF and microwave products, power products, sensors, capacitors, and resistors. Our Mechanical Components segment provides precision and self-lubricating bearings, seals, springs, gaskets and ducting, and radar absorbing materials.

Our business is highly diversified across end markets, customers, and platforms with no material concentration in any category. We serve the broader aerospace and defense industries, and we also have a significant presence across medical technology and industrial technology end markets.

We operate 68 highly specialized manufacturing facilities globally across North America, Europe, and Asia, with a focus on domestic manufacturing.

Key Factors and Trends Impacting Our Performance

The growth and success of our business as well as our financial condition and operating results have been, and are expected to continue to be, influenced by a number of factors, including the following:

Aerospace and Defense Industry Outlook

Our business performance is influenced by overall conditions in the global aerospace and defense industries. Demand for our products and services is driven by the spending patterns of commercial aerospace manufacturers, defense contractors, and government agencies. Aircraft production rates, fleet utilization, and defense budget levels all influence our business activity. Periods of significant disruption – such as those resulting from global health crises, geopolitical conflicts, or terrorist attacks – can lead to program delays, reduced production rates, or lower procurement budgets, all of which negatively affect our revenue and margins.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

In commercial aerospace, our business is influenced by global economic conditions, airline profitability, passenger traffic levels, and aircraft production rates. Our business is also influenced by impacts to the broader commercial aerospace industry, including changes in OEM build schedules or other supply chain constraints that may lead to reduced orders, deferred deliveries, and customer pricing pressure.

In defense, spending priorities, funding cycles, and modernization initiatives affect order timing and volume across platforms. Demand is influenced by platform mix, procurement budgets, and production schedules under government contracts. Broader factors such as geopolitical developments, inflationary pressures, and supply-chain availability can also influence platform execution and cost performance.

Aftermarket activity contributes recurring revenue for our business and is primarily driven by aircraft utilization, modernization, fleet age, and scheduled maintenance cycles. Changes in passenger traffic levels, aircraft retirements, or airline profitability can impact demand for spare parts or repairs, which in turn affect order timing and margin mix.

Government Defense Budgets and Procurement Policies

A substantial portion of our revenue is derived from sales to suppliers and contractors serving the DoW and foreign governments. Consequently, our performance depends on government budgetary decisions and procurement practices. Reductions in defense spending, political pressure to reduce military spending, delays in contract awards or funding, and shifts in spending priorities away from programs we support can impact our results. In addition, the U.S. government’s ability to terminate contracts for convenience or modify pricing terms following audits introduces variability in our financial performance.

Supply Chain Management and Inventory Control

Our ability to meet customer demand depends on efficient supply chain operations and accurate forecasting. Because we generally lack long-term purchase commitments, we anticipate future orders based on customer forecasts and historical trends. Inaccurate demand forecasting can result in excess or insufficient inventory, leading to write-downs or shortages, which may harm financial performance, customer relationships, and contract fulfillment. Additionally, supply constraints or disruptions, whether from labor shortages, geopolitical events, or limited availability of raw materials, can delay production and increase costs.

Technology Advancements

The industries we serve are influenced by technological changes or advancements and new product introductions, all of which could make our products and services non-competitive or obsolete. A failure to adapt to technological and industry changes or our inability to meet or exceed industry standards and customer specifications on a timely, cost-effective, or repeatable basis, could result in a loss of customers and market share.

Strategic Acquisitions

Acquisitions have been part of our growth strategy, and we expect to continue to pursue strategic acquisitions of complementary businesses and products. We may not be able to find suitable acquisition candidates, negotiate and complete such acquisitions on favorable terms, or obtain and comply with regulatory approvals needed to complete such acquisitions. An inability to complete acquisitions or successfully integrate acquired businesses could adversely impact our strategic objectives and growth.

Seasonality

We do not believe our net sales are subject to significant seasonal variations.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Factors Affecting Comparability of Results of Operations

Certain factors affecting the comparability of our current and historical results of operations are summarized below.

Acquisitions

We execute and integrate both transformational and tuck-in acquisitions, which are carefully selected to align with our core business model: IP-led companies with defensible, designed-in component portfolios serving mission-critical platforms. While certain acquisitions, as discussed further in “Note 3. Business Combinations” to the Arxis Combined Financial Statements included elsewhere in this prospectus, may not be individually significant, they may be relevant when comparing our results from period to period. These transactions are outlined below:

On September 30, 2024 (“Acquisition Date”), the equity interests of Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P., Connector, and Ovation, were contributed to a newly-formed limited partnership series-entity (the “Arxis Businesses Transaction”). The Arxis Businesses Transaction brought these entities under common control and resulted in a business combination within the scope of ASC 805.

On August 28, 2024, we acquired 100% equity interest in RMB Products, Inc. (“RMB”) which specializes in custom manufacturing and engineered polymers for the aerospace, chemical processing, semiconductor, and biopharmaceutical industries. Arcline Engineered Polymer Topco L.P. and Hawkeye TopCo L.P., which were under common control for all periods presented including prior to September 30, 2024, were determined to be the accounting acquirer group in accordance with ASC 805.

In May 2024, we acquired 100% equity interest in M-Wave Design Corporation (“M-Wave”) which specializes in designing and manufacturing RF and microwave components, including isolators, circulators, adaptors, and terminations, for applications in aerospace, defense, and cryogenic quantum computing.

Reorganization

Immediately prior to the completion of this offering, we intend to effect the Reorganization. See “Prospectus Summary—Reorganization.” In connection with the completion of this offering and as a result of the Reorganization, all of Arxis Businesses will become subject to U.S. federal and certain state corporate taxes on a consolidated basis whereas previously the businesses were subject to tax as separate corporate entities or on a pass-through basis. Income taxes include income taxes on income earned or losses incurred in foreign jurisdictions on certain operations, and federal and state income taxes on income earned or losses incurred, both current and deferred, on subsidiaries that are taxed as corporations for U.S. tax purposes.

Unaudited Supplemental Pro Forma Information

The unaudited pro forma combined financial information presented in the section titled “—Unaudited Supplemental Pro Forma Information,” for the year ended December 31, 2024 gives pro forma effect to the Transactions (defined below) as if they were consummated on January 1, 2024. The unaudited supplemental pro forma financial information was prepared in a manner comparable to the requirements of Article 11 of Regulation S-X but does not comply with Article 11 in that Rule 11-02(c) of Article 11 does not allow for the presentation of unaudited supplemental pro forma combined statements of operations prior to the most recent fiscal year.

This unaudited supplemental pro forma financial information presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations does not include the impact of this offering or the Reorganization.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Public Company Costs

As a public company, we anticipate our operating expenses will increase as we establish more comprehensive compliance and governance functions, maintain and assess internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, prepare and distribute periodic reports as required by SEC rules and regulations and obtain and maintain director and officer insurance appropriate for a public company. Such expenses include, but are not limited to, accounting, legal, and personnel-related expenses. As a result, our historical results of operations may not be indicative of our results of operations in future periods.

Components of Results of Operations

Revenue

We generate revenue primarily from the design, manufacture, and sale of highly engineered electronic and mechanical components used in mission-critical, harsh-environment applications, as well as related repair and overhaul services. Our components are integrated into customers’ platforms across defense and space, commercial aerospace, medical technology, and industrial technology end markets. Our products are typically custom-engineered and designed into customers’ systems during early development stages, creating long-term embedded positions that produce recurring and predictable revenue streams. Approximately    % of our revenue for the year ended December 31, 2025 was derived from uniquely designed or proprietary products developed through close engineer-to-engineer collaboration with customers. These components, which often represent a small fraction of total platform cost but deliver essential functionality, are produced and supplied throughout multi-decade platform lifecycles, including initial production and aftermarket replacement phases. Based on our production cycle, it is generally expected that goods related to the revenue will be manufactured, shipped and billed within twelve months of the customer purchase order.

Organic Revenue

Organic revenue represents revenue from our existing businesses for comparable periods and excludes revenue from acquisitions. We include revenue from new acquisitions in organic revenue from the 13th-month after the acquisition on a comparative basis with the prior period.

Acquisition Revenue

Acquisition revenue represents revenue from businesses acquired either during the fiscal year of the acquisition, or revenue from acquisitions that were completed in the prior period for which there is no comparable revenue during the prior period.

Cost of Revenue

Cost of revenue primarily consists of expenses directly associated with the design, engineering, manufacture, and delivery of our products. These include raw materials and component parts, direct labor, manufacturing overhead such as depreciation of production equipment and facility costs, quality assurance and testing expenses, and logistics and fulfillment costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of costs associated with sales and marketing activities and corporate functions including our finance, legal, human resources, information technology, and facilities. These costs include personnel costs, such as salaries, bonuses, benefits, and stock-based compensation expense, third-party professional services costs, such as legal, accounting, and audit services, corporate facilities, depreciation for property, plant, and equipment and other costs necessary to operate our business.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Amortization of Intangibles

Amortization of intangibles consists of amortization expense associated with our intangible assets such as customer lists and relationships, developed technologies, trademarks, and patents.

Interest Expense, Net

Interest expense, net consists of interest associated with our contractual and finance lease interest, the amortization of debt discounts and issuance costs, the fair value adjustment of our interest rate hedges, and commitment fees associated with our revolving credit agreements.

Other Income, Net

Other income, net consists of gains and losses related to foreign currency transactions, income from transition services agreements, and other miscellaneous income and expense items unrelated to our core operations.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists primarily of income taxes in certain federal, state, local and foreign jurisdictions in which we conduct business. Foreign jurisdictions typically have different statutory tax rates from those in the U.S. Our effective tax rates may vary depending on the relative proportion of foreign earnings to domestic earnings, generation of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Operations

The following tables set forth a summary of our results of operations for the years ended December 31, 2025, 2024, and 2023 and unaudited supplemental pro forma results of operations for the year ended December 31, 2024. See “—Factors Affecting Comparability of Results of Operations—Acquisitions” and “—Unaudited Supplemental Pro Forma Information”:

	Historical			Unaudited Supplemental Pro Forma
	Year Ended December 31,			Year Ended December 31,
Combined Statements of Operations Data:	2025	2024	2023	2024
(in thousands)
Revenue	$	$742,992	$424,495	$1,412,047
Cost of revenue		411,853	230,478	822,424

Gross profit		331,139	194,017	589,623
Selling, general and administrative expenses		156,143	88,227	363,025
Amortization of intangible assets		72,405	51,469	132,009

Operating income		102,591	54,321	94,589
Interest expense, net		161,052	124,496	285,502
Other income, net		(5,461)	(845)	(5,599)

Net loss before income taxes		(53,000)	(69,330)	(185,314)
Income tax expense (benefit)		2,472	(9,412)	(3,509)

Net loss	$	$(55,472)	$(59,918)	$(181,805)

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Year Ended December 31, 2025 as compared to the Year Ended December 31, 2024

Year Ended December 31, 2025 as compared to the Pro Forma Year Ended December 31, 2024

Year Ended December 31, 2024 as compared to the Year Ended December 31, 2023

Revenue

	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Organic revenue	$496,390	$424,495	$71,895	16.9%
Acquisition revenue	246,602	—	246,602	NM

Total revenue	$742,992	$424,495	$318,497	75.0%

Not meaningful (“NM”)

Revenue increased by $318.5 million, or 75.0%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

Organic Revenue

Organic revenue increased by $71.9 million, or 16.9%, for the year ended December 31, 2024 as compared to December 31, 2023. The increase was primarily driven by strong performance across all major end markets, with the most significant growth in the Defense and Space and Commercial Aerospace end markets.

Acquisition Revenue

Acquisition revenue was primarily attributable to the revenue of acquired companies in connection with the Arxis Businesses Transaction, which represented $232.9 million, or 73.1%, of the increase in total revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Gross Profit

	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Gross profit	$331,139	$194,017	$137,122	70.7%
Gross margin	44.6%	45.7%

Gross profit increased by $137.1 million, or 70.7%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase was primarily due to gross profit of $78.9 million related to acquisitions in 2024, as well as operating leverage improvement, driven by the successful execution of our operational strategy, including enhanced manufacturing efficiencies, favorable product mix, and improved pricing discipline related to recently acquired businesses.

Gross margin was 44.6% during the year ended December 31, 2024 compared to 45.7% for the year ended December 31, 2023. The decrease was primarily due to $24.8 million, or 3.3%, related to amortization of inventory step-up resulting from the Arxis Businesses Transaction. The decrease was partially offset by the succesful execution of our operational strategy, including enhanced manufacturing efficiencies, favorable product mix, and improved pricing discipline related to recently acquired businesses.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Selling, General and Administrative Expenses

	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Selling, general and administrative expenses	$156,143	$88,227	$67,916	77.0%
Percentage of revenue	21.0%	20.8%

Selling, general and administrative expenses increased by $67.9 million, or 77.0%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. This increase was primarily due to increased employee costs and restructuring costs incurred in connection with the Arxis Businesses Transaction.

Amortization of Intangible Assets

	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Amortization of intangible assets	$72,405	$51,469	$20,936	40.7%
Percentage of revenue	9.7%	12.1%

Amortization of intangible assets increased by $20.9 million, or 40.7%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. This increase was primarily due to amortization related to acquired intangibles in connection with the Arxis Businesses Transaction.

Interest Expense, Net

	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Interest expense, net	$161,052	$124,496	$36,556	29.4%
Percentage of revenue	21.7%	29.3%

Interest expense, net increased by $36.6 million, or 29.4%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. This increase was primarily due to incremental interest due to interest expense associated with debt held by acquired companies in connection with the Arxis Businesses Transaction.

Other Income, Net

	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Other income, net	$(5,461)	$(845)	$(4,616)	NM
Percentage of revenue	(0.7%)	(0.2%)

Other income, net increased by $4.6 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. This increase was primarily due to activity of acquired companies in connection with the Arxis Businesses Transaction, including gains on foreign currency transactions and income from transition services agreements.

Income Tax Expense (Benefit)

	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Income tax expense (benefit)	$2,472	$(9,412)	$11,884	NM
Percentage of revenue	0.3%	(2.2%)

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Income tax expense increased by $11.9 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase was primarily due to the decrease in Net loss before income taxes for the year ended December 31, 2023 as compared to the year ended December 31, 2024, and due to the activity of acquired companies in connection with the Arxis Businesses Transaction.

Segment Results

The following table presents revenue by segment, segment Adjusted EBITDA, and segment Adjusted EBITDA Margin:

	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Electronic Components
Segment Revenue	$360,515	$229,842	$130,673	56.9%
Segment Adjusted EBITDA	$129,044	$66,044	$63,000	95.4%
Segment Adjusted EBITDA Margin(1)	35.8%	28.7%
Mechanical Components
Segment Revenue	$382,477	$194,653	$187,824	96.5%
Segment Adjusted EBITDA	$114,955	$59,134	$55,821	94.4%
Segment Adjusted EBITDA Margin(1)	30.1%	30.4%

(1)	Segment Adjusted EBITDA Margin is calculated as segment Adjusted EBITDA divided by segment revenue.

For more information regarding our segments please refer to “Note 5. Segment Information” to the Arxis Combined Financial Statements included elsewhere in this prospectus.

Electronic Components

Electronic Components segment revenue increased by $130.7 million, or 56.9%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase was primarily due to $98.5 million attributable to the Arxis Businesses Transaction, and higher revenues across our defense and space end markets driven by strong customer demand.

Electronic Components segment Adjusted EBITDA increased by $63.0 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. This increase was primarily due to $35.1 million attributable to the Arxis Businesses Transaction, as well as robust growth in our defense and space end market and execution of our operational strategy.

Mechanical Components

Mechanical Components segment revenue increased by $187.8 million, or 96.5%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase was primarily due to $134.4 million attributable to the Arxis Businesses Transaction. The increase was also attributable to higher revenues across all of our end markets, led by growth in the defense and space and commercial aerospace end markets, reflecting sustained customer demand and higher production activity.

Mechanical Components segment Adjusted EBITDA increased by $55.8 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. This increase was primarily due to $26.0 million attributable to the Arxis Businesses Transaction, as well as robust organic sales growth in our commercial aerospace, and defense and space end markets, execution of our operational strategy, including the acquisition of RMB.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Non-GAAP Financial Information

We report our financial results in accordance with GAAP, however, management believes that certain financial measures that are not presented in accordance with GAAP provide management and users of our financial information with useful supplemental information that provides a meaningful view of our performance across periods. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide visibility to the underlying operating performance. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to review and assess the performance of the management team in connection with employee incentive programs and to prepare its annual budget and financial projections. Moreover, our management uses Adjusted EBITDA of target companies to evaluate acquisitions. In addition to Adjusted EBITDA and Adjusted EBITDA Margin, we believe Free Cash Flow and Free Cash Flow Conversion provide useful information regarding how Net cash provided by (used in) operating activities compares to the capital expenditures required to maintain and grow our business, and our available liquidity, after funding such capital expenditures, to service our debt, fund strategic initiatives and strengthen our balance sheet, as well as our ability to convert our earnings to cash. Additionally, we believe such metrics are widely used by investors, securities analysis, ratings agencies and other parties in evaluating liquidity and debt-service capabilities.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are:

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements, necessary to service interest payments on our indebtedness;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and the cash requirements for such replacements are not reflected in Adjusted EBITDA and Adjusted EBITDA Margin;

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude the cash expense we have incurred to acquire and integrate businesses into our operations, which is a necessary element of certain of our acquisitions;

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude the substantial amortization expense associated with our intangible assets, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business;

•	Adjusted EBITDA and Adjusted EBITDA Margin exclude certain non-cash or non-routine items included within other income and expenses that are not reflective of our ongoing operational results;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not include the impact of income taxes, which is a necessary element of our operations; and

•	Free Cash Flow and Free Cash Flow Conversion do not represent our residual cash flow available for discretionary purposes and does not reflect our future contractual commitments.

Management compensates for these limitations by not viewing Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Free Cash Flow Conversion in isolation and specifically by using other GAAP measures, such as Revenue, Net loss before income taxes, Net loss, and Net cash provided by (used in) operating activities, to measure our operating performance and liquidity. Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Free Cash Flow Conversion are not measurements of financial performance or liquidity under GAAP, and they should not be considered as alternatives to Net loss, Net loss before income taxes or Net cash flows provided by (used in) operating activities determined in accordance with GAAP.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

We also present Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin for the year ended December 31, 2024, as if the Transactions (defined below) had occurred on January 1, 2024. Refer to the reconciliation of Pro Forma Combined Net Loss before Income Taxes to Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin for the year ended December 31, 2024 in the section titled “Unaudited Supplemental Pro Forma Information.”

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net loss before income taxes, adjusted for (i) interest expense, net; (ii) depreciation and amortization; (iii) acquisition and integration costs; (iv) restructuring costs; (v) transaction and other deal related expenses; (vi) share-based compensation expense; (vii) refinancing costs; and (viii) other non-recurring adjustments. Management defines Adjusted EBITDA Margin as Adjusted EBITDA divided by Revenue.

The following table sets forth a reconciliation of Net loss before income taxes to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	Year Ended December 31,
(in thousands, except for percentages)	2025		2024	2023
Net loss before income taxes	$		$(53,000)	$(69,330)
Interest expense, net			161,052	124,496
Depreciation and amortization			96,303	65,324
Acquisition and integration costs (1)			25,788	2,900
Restructuring costs(2)			14,108	1,402
Transaction and other deal related expenses(3)			3,054	643
Share-based compensation expense(4)			406	—
Refinancing costs(5)			335	190
Other non-recurring adjustments(6)			(4,047)	(447)

Adjusted EBITDA	$		$243,999	$125,178

Adjusted EBITDA Margin		%	32.8%	29.5%

(1)

Represents costs incurred to integrate acquired businesses and product lines into our operations, facility relocation costs, rebranding, system implementation costs, and employee expenses related to acquisitions. This also includes amortization expenses of inventory step-up recorded in connection with purchase accounting of acquired businesses.

(2)	Represents severance, facility consolidation/closure costs, and other charges associated with restructuring programs.
(3)

Represents third-party transaction-related costs for acquisitions comprising deal fees, legal, financial and tax due diligence expenses, and valuation costs that are required to be expensed as incurred.

(4)	Represents the compensation expense under our share-based plans and deferred compensation plans.
(5)	Represents costs expensed related to debt financing activities, including new issuances, extinguishments, refinancings and amendments to existing agreements.
(6)

Represents other income and expense adjustments that are non-recurring, non-operational, or not reflective of core performance, such as income from transition services agreements and non-operational pension impacts.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Free Cash Flow and Free Cash Flow Conversion

We measure Free Cash Flow as Net cash flows provided by (used in) operating activities less Capital expenditures. Free Cash Flow Conversion is calculated as Free Cash Flow divided by Net loss. The following table sets forth a reconciliation of Net cash provided by (used in) operating activities, the most comparable GAAP financial measure, to Free Cash Flow for the periods presented:

	Year Ended December 31,
(in thousands, except for percentages)	2025		2024	2023
Net cash provided by (used in) operating activities	$		$70,946	(7,919)
Less:
Capital expenditures			(28,889)	(12,502)

Free Cash Flow	$		$42,057	(20,421)

Free Cash Flow Conversion		%	75.8%	NM

Liquidity and Capital Resources

Historically, our primary sources of liquidity have been cash and cash equivalents, cash flows from our operating activities, and borrowings under our credit agreements, including revolving credit facilities. Our principal historical liquidity requirements have been for acquisitions, capital expenditures, servicing indebtedness, and working capital needs. As we continue to expand our business, we may require additional working capital in the future for increased costs, and although we believe that we will be able to fully fund our ongoing capital expenditures, working capital requirements, and other capital needs for the foreseeable future through cash on hand and cash flows from our operating activities, we may choose to use borrowings under our credit facilities to finance our operating and investing activities. Based on our current outlook, we believe that net cash provided by operating activities and available borrowings under our credit agreements will be sufficient to fund our cash requirements for at least the next twelve months. As of December 31, 2025, we had total debt of $    million, including $    million related to revolving credit facilities. As of December 31, 2025, we had cash and cash equivalents of $    million and undrawn revolving credit facilities of $    million.

Cash Flows

The following table sets forth the major components of our combined statements of cash flows for the periods presented:

	Year Ended December 31,
(in thousands)	2025	2024	2023
Net cash provided by (used in) operating activities	$	$70,946	$(7,919)
Net cash used in investing activities		(35,276)	(12,187)
Net cash provided by financing activities		62,228	15,580

Operating Activities

Cash provided by operating activities increased by $78.9 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to a decrease in net loss of $49.8 million, adjusted for non-cash items, and the cash impacts of changes in working capital of $43.5 million, which was driven largely by improved working capital management resulting from stronger working capital performance in the entities acquired in the Arxis Businesses Transaction.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $35.3 million, primarily related to $53.5 million cash consideration paid for acquisitions in 2024 as well as $28.9 million of capital expenditures, partially offset by $46.9 million in cash acquired through the Arxis Businesses Transaction.

Net cash used in investing activities for the year ended December 31, 2023 was $12.2 million, primarily related to $12.5 million of capital expenditures.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was $62.2 million primarily related to $185.5 million of proceeds from the issuance of debt, $18.0 million in contributions and $15.0 million in proceeds from issuance of related party payable, partially offset by $136.0 million of debt repayments and debt financing fees, $14.5 million from the issuances of related party notes receivables, and $5.0 million in repayments of related party payable.

Net cash provided by financing activities for the year ended December 31, 2023 was $15.6 million primarily related to $24.0 million of proceeds from the issuance of debt and $19.9 million of proceeds from the issuance of member units, partially offset by $20.9 million of debt repayments and debt financing fees, $6.1 million from the purchase of interest rate caps, and $1.0 million from the issuances of related party notes receivables.

2025 Credit Agreement

On February 26, 2025, wholly-owned subsidiaries of the Arxis Businesses entered into the Credit Agreement with a consortium of banks, led by Citibank N.A., Borrowings under the Term Loan Credit Facility matures on, and remaining commitments under the delayed draw term loans thereunder terminate on, February 26, 2032. Borrowings under the Revolving Credit Facility matures on, and remaining commitments under the Revolving Credit Facility terminate on, February 26, 2030. As of December 31, 2025, we had $   million of borrowings under the Term Loan Facility and $   million of borrowings under the Revolving Credit Facility. In addition, as of December 31, 2025, we had $   million available for borrowing under the Term Loan Credit Facility (which may not be re-borrowed) and $   million available for borrowing under the Revolving Credit Facility. The Credit Agreement contains customary conditions on the availability of commitments thereunder, including that our first-lien net leverage ratio is below specified thresholds. The obligations under the Credit Agreement are secured by substantially all of our assets.

The Credit Agreement contains customary negative covenants, including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments, affiliate transactions and other matters customarily restricted in such agreements. In addition, the Credit Agreement includes a financial covenant that requires us to maintain a first-lien net leverage ratio of less than 10.15x when the Revolving Credit Facility is more than 40% utilized. The Credit Agreement also contains customary events of default, after which indebtedness under the Credit Facilities may become due and payable immediately and commitments under the Credit Facilities would terminate, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against us and our subsidiaries and change in control.

The foregoing summary and description of certain provisions of the Credit Agreement do not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Other Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2025:

(in thousands)	Total	Current	Non-Current
Long-term debt(1)	$	$	$
Estimated interest payments(1)
Operating lease obligations(2)
Finance lease obligations(2)

Total	$	$	$

(1)

Interest payments on debt obligations are calculated for future periods using interest rates in effect at the end of 2025. Certain of these projected interest payments may differ in the future based on changes in reference rate index for variable debt, foreign currency fluctuations, or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding as of December 31, 2025. Refer to “Note 11. Debt” to the Arxis Combined Financial Statements included elsewhere in this prospectus for further discussion regarding our debt instruments outstanding as of December 31, 2025.

(2)

Our operating leases consist of rent commitments under various leases for office space, warehouses, land and buildings. The terms of most of these leases are in the range of three to 10 years. The Company’s finance leases include machinery, equipment and furniture and fixtures. The terms of these leases range from three to five years. As of December 31, 2025 our right-of-use assets related to operating leases were $    million and our current and non-current operating lease liabilities were $    million and $    million, respectively. Refer to “Note 12. Leases” to the Arxis Combined Financial Statements included elsewhere in this prospectus for further information.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material impact on our financial condition or liquidity. See the Arxis Combined Financial Statements, including the notes thereto, included elsewhere in this prospectus.

Critical Accounting Estimates

The preparation of the Arxis Combined Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosures of contingent assets and liabilities. Because of the inherent uncertainty in such estimates, actual results may differ from those estimates. Management considers an accounting policy to be critical when it requires difficult, subjective, or complex judgments, often as a result of the need to make estimates about matters that are inherently uncertain and that could have a material impact on the Arxis Combined Financial Statements.

Areas that management considers to be critical in the preparation of the Arxis Combined Financial Statements are included below. These estimates require the use of assumptions regarding matters that are highly uncertain, and different assumptions could yield materially different results. Management believes the judgments used are reasonable and supportable, and the Arxis Combined Financial Statements reflect management’s best estimates based on currently available information.

The relevance and importance of these policies will vary from period to period given circumstances and the transactions that are subject to their application, which, in a given reporting period, could lower and increase the criticality of the estimation needed to produce the combined financial statements.

Revenue Recognition

The Company recognizes revenue when obligations under the terms of the contract are satisfied and control of goods or services transfers to the customer. For most product sales, this occurs at the point in time when the product ships or is delivered. For certain contracts revenue is recognized over time as performance obligations are satisfied, generally using a cost-to-cost method.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Application of this method requires management to estimate total contract costs and progress toward completion. These estimates involve significant judgments due to program complexity, availability of materials and labor, and technical risks. Because such estimates are inherently uncertain, changes in assumptions can have a material effect on the timing and amount of revenue and profit recognized. When it is determined that estimated total costs will exceed contract revenues, the Company records a provision for the entire expected loss in the period identified.

Business Combinations

The Company allocates the purchase price of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any excess recorded as goodwill. This process requires significant judgment and the use of estimates, particularly with respect to intangible assets such as customer relationships, developed technology, and tradenames. Key assumptions used in these valuations include projected future cash flows, discount rates, and useful lives.

To assist with these valuations, the Company engages independent third-party specialists; however, management is ultimately responsible for the estimates and assumptions. Because these valuations depend on forecasts of future operating performance and market conditions that are inherently uncertain, actual results may differ materially from the assumptions used. Changes in assumptions could affect the amounts assigned to acquired assets and liabilities, the level of goodwill recognized, and future operating results through amortization expense or potential impairment charges.

The Company applies judgment in determination of the accounting acquirer including evaluating common control groups in a business combination that involves more than two entities. In making these judgments, the Company considers the weighting of indicative factors related to each potential accounting acquirer such as relative size, post combination voting rights, governance, composition of management, and terms of exchange. An alternative conclusion regarding an accounting acquirer could result in a materially different accounting outcome.

Impairment of Goodwill and Other Intangible Assets

The Company evaluates goodwill and indefinite-lived intangible assets for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Finite-lived intangible assets, such as customer relationships and developed technology, are amortized over their estimated useful lives and reviewed for impairment whenever indicators of impairment exist.

The impairment test for goodwill involves estimating the fair value of reporting units and comparing that amount to the carrying value, including goodwill. The Company estimates fair value primarily using an income methodology-based discounted cash flow model, which requires significant assumptions regarding forecasted revenues, operating margins, working capital needs, and discount rates. For indefinite-lived intangible assets, such as trade names, fair value is estimated using an income-based model that also requires assumptions about future cash flows and discount rates.

These estimates are inherently subjective and require management to make judgments about future operating performance and market conditions. Changes in assumptions – such as reductions in projected revenues, lower operating margins, or increases in discount rates – could result in the recognition of impairment charges. While management believes the assumptions used are reasonable and supportable, actual results could differ from those estimates, which may lead to future impairments that could be material to the Company’s financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Recently Adopted Accounting Pronouncements

Refer to “Note 2. Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements” to the Arxis Combined Financial Statements included elsewhere in this prospectus for additional information.

Internal Control Over Financial Reporting

Neither we nor our independent registered public accounting firm were required to, and therefore did not perform, an evaluation of our internal control over financial reporting as of or for any period included in our combined financial statements, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our primary exposure to interest rate risk results from outstanding borrowings under the Credit Facilities, which have a floating interest rate component. We estimate that a 100 basis point increase or decrease in the applicable average interest rates for the year ended December 31, 2025, would have resulted in an estimated $   million increase or decrease, respectively, in interest expense. See “—Liquidity and Capital Resources” above.

We had cash of $   million as of December 31, 2025, which is held for working capital and general corporate purposes. We do not have restricted cash. We do not enter into investments for trading or speculative purposes. Our cash holdings in interest-bearing accounts are exposed to market risk due to fluctuations in interest rates, which may affect our interest income.

We have entered into various interest rate agreements as economic hedges to certain of our floating rate debt. As of December 31, 2025, we had interest rate contracts with an aggregate notional amount of $    million and aggregate fair value of $    million included within Prepaid expenses and other current assets and Other assets on the Combined Balance Sheet included in the Arxis Combined Financial Statements. These interest rate agreements have expiration dates through December 2028.

We will continue to monitor market risk due to fluctuations in interest rates and potential impacts to the fair value of our holdings and operating cash flows.

Inflation Risk

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation, but we do not believe that inflation has had a material effect on our business, results of operations, or financial condition. We expect the impact of such increases will be mitigated by efforts to lower costs through manufacturing efficiencies, look for alternative sourcing and reevaluate pricing. However, continued cost inflation during 2026 may continue to require similar efforts to mitigate the impact on our results of operations. Our inability or failure to offset cost increases could adversely affect our business, results of operations, or financial condition.

Foreign Currency Risk

Our reporting currency is the U.S. dollar. The reporting and functional currency of our wholly owned foreign subsidiaries is a combination of local currency and the U.S. dollar.

Our sales and operating expenses are generally denominated in the currencies of the countries in which our operations are located, which are primarily in the U.S., the United Kingdom, and Germany. Our combined results

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of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A 1,000 basis point increase or decrease in the British pound or the Euro for the year ended December 31, 2025, would have resulted in a $    million and $     million, respectively, impact on our operating results.

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Connector TopCo, L.P.

Overview

Connector designs, manufactures and sells highly engineered electronic components used in mission-critical, harsh-environment applications. Connector serves diverse end markets including serving the defense and space, commercial aerospace, and industrial technology end markets. Connector operates manufacturing sites across North America, Europe, and Asia.

Connector is a predecessor of Arxis. From September 30, 2024 onwards, following the Arxis Businesses Transaction, Connector is included in the Arxis Combined Financial Statements.

Factors Affecting Comparability of Results of Operations

In addition to what is discussed above under Arxis, the following impacted the comparability of Connector’s results of operations.

Acquisitions

Connector executes and integrates both tuck-in and transformational acquisitions, which are carefully selected to align with Connector’s core business model: IP-led companies with defensible, designed-in component portfolios serving mission-critical platforms. While the acquisitions, as discussed further in “Note 3. Business Combinations” to the Connector TopCo, L.P. Consolidated Financial Statements included elsewhere in this prospectus, may not be individually significant, they may be relevant when comparing Connector’s results from period to period. One such acquisition by Connector is outlined below:

On March 7, 2023, Connector entered into a transaction to acquire 100% equity interest in Legacy Technologies, LLC, which designs and manufactures glass to metal hermetic seal connectors and hi-reliability quartz crystal holders (the “LTI Acquisition”).

Results of Operations

The following table sets forth a summary of Connector’s results of operations for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023.

Consolidated Statements of Operations Data:	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
(in thousands)
Revenue	$251,461	$328,769
Cost of revenue	143,814	203,358

Gross profit	107,647	125,411
Selling, general and administrative expenses	35,342	52,574
Amortization of intangible assets	32,699	43,482

Operating income	39,606	29,355
Interest expense, net	63,791	84,605
Other expense, net	464	888

Net loss before income taxes	(24,649)	(56,138)
Income tax benefit	(4,817)	(11,314)

Net loss	$(19,832)	$(44,824)

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Period from January 1, 2024 to September 29, 2024 as compared to Year Ended December 31, 2023

Revenue

(in thousands, except for percentages)	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023	$ Change	% Change
Revenue	$251,461	$328,769	$(77,308)	(23.5%)

Revenue decreased by $77.3 million, or 23.5%, for the period from January 1, 2024 through September 29, 2024 as compared to the year ended December 31, 2023. This decrease was primarily due to one less quarter of operations.

Gross Profit

(in thousands, except for percentages)	Period from January 1, 2024 through September 29	Year Ended December 31, 2023	$ Change	% Change
Gross profit	$107,647	$125,411	$(17,764)	(14.2%)
Gross margin	42.8%	38.1%

Gross profit decreased by $17.8 million, or 14.2%, for the period from January 1, 2024 through September 29, 2024 as compared to the year ended December 31, 2023. The decrease was primarily due to one less quarter of profit, partially offset by pricing initiatives, increased volume, and operational improvements.

Gross margin was 42.8% for the period from January 1, 2024 through September 29, 2024 as compared to 38.1% during the year ended December 31, 2023. This increase was primarily due to pricing initiatives and operational improvements, partially offset by $2.8 million amortization of inventory step up in 2023.

Selling, General and Administrative Expenses

(in thousands, except for percentages)	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023	$ Change	% Change
Selling, general and administrative expenses	$35,342	$52,574	$(17,232)	(32.8%)
Percentage of revenue	14.1%	16.0%

Selling, general and administrative expenses decreased by $17.2 million, or 32.8%, for the period from January 1, 2024 through September 29, 2024 as compared to the year ended December 31, 2023. This decrease was primarily due to one less quarter of expenses, as well as cost controls and integration of acquired businesses.

Amortization of Intangible Assets

(in thousands, except for percentages)	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023	$ Change	% Change
Amortization of intangible assets	$32,699	$43,482	$(10,783)	(24.8%)
Percentage of revenue	13.0%	13.2%

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Amortization of intangible assets decreased by $10.8 million, or 24.8%, for the period from January 1, 2024 through September 29, 2024 as compared to the year ended December 31, 2023. This decrease was primarily due to one less quarter of intangible asset amortization.

Interest Expense, Net

(in thousands, except for percentages)	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023	$ Change	% Change
Interest expense, net	$63,791	$84,605	$(20,814)	(24.6%)
Percentage of revenue	25.4%	25.7%

Interest expense decreased by $20.8 million, or 24.6%, for the period from January 1, 2024 through September 29, 2024 as compared to the year ended December 31, 2023. This decrease was primarily attributable to one less quarter of interest expense.

Other Expense, Net

(in thousands, except for percentages)	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023	$ Change	% Change
Other expense, net	$464	$888	$(424)	(47.7%)
Percentage of revenue	0.2%	0.3%

Other expense, net decreased by $0.4 million, or 47.7%, for the period from January 1, 2024 through September 29, 2024 as compared to the year ended December 31, 2023. This decrease was primarily attributable to a decrease in the loss from foreign currency transactions.

Income Tax Benefit

(in thousands, except for percentages)	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023	$ Change	% Change
Income tax benefit	$(4,817)	$(11,314)	$6,497	(57.4%)
Percentage of revenue	(1.9%)	(3.4%)

Income tax benefit decreased by $6.5 million, or 57.4%, for the period from January 1, 2024 through September 29, 2024 as compared to the year ended December 31, 2023. The decrease was primarily due to a decrease in pre-tax net loss.

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Liquidity and Capital Resources

Cash Flows

The following table sets forth the major components of Connector’s consolidated statements of cash flows for the periods presented:

(in thousands, except for percentages)	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023	$ Change	% Change
Net cash provided by (used in) operating activities	$5,722	$(9,419)	$15,141	NM
Net cash used in investing activities	(3,514)	(18,308)	14,794	(80.8%)
Net cash provided by financing activities	2,602	23,389	(20,787)	(88.9%)

Operating Activities

Cash provided by operating activities increased by $15.1 million for the period from January 1, 2024 through September 29, 2024 as compared to the year ended December 31, 2023, primarily due to a decrease in net loss of $10.3 million, adjusted for non-cash items, and the cash impacts of changes in working capital of $6.0 million primarily driven by timing of customer payments.

Investing Activities

Net cash used in investing activities for the period from January 1, 2024 through September 29, 2024 was $3.5 million, which is due to capital expenditures.

Net cash used in investing activities for the year ended December 31, 2023 was $18.3 million, primarily related to $13.6 million cash consideration paid for the LTI Acquisition and $4.9 million of capital expenditures.

Financing Activities

Net cash provided by financing activities for the period from January 1, 2024 through September 29, 2024 was $2.6 million, primarily related to $19.0 million of proceeds from the issuance of debt, partially offset by $8.9 million of debt repayments and debt financing fees, $7.5 million from issuances of related party notes receivable.

Net cash provided by financing activities for the year ended December 31, 2023 was $23.4 million, primarily related to $27.7 million of proceeds from the issuance of debt and $8.6 million from proceeds from the issuance of member units, partially offset by $9.2 million of debt repayments and $3.7 million from the purchase of interest rate caps.

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Unaudited Supplemental Pro Forma Information

The comparability of our results of operations for the periods presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is affected by the Transactions, as defined below. To supplement the discussion of our historical results of operations, we have included unaudited supplemental pro forma combined statement of operations information for the year ended December 31, 2024.

The unaudited supplemental pro forma combined statement of operations information reflects the historical results of operations of the Arxis Businesses as if the following transactions, herein collectively referred to as the “Transactions,” had occurred on January 1, 2024:

•	Historical Acquisitions.

•

The Company acquired 100% equity interests of RMB and M-Wave for purchase consideration of $61.0 million, which included $7.5 million of cash on hand, approximately $50.0 million of third-party debt financing, $4.0 million of rollover equity, and $0.9 million of contingent consideration (the “Historical Acquisitions”).

•

As a result of applying the acquisition method of accounting in accordance with ASC 805, “Business Combinations” (“ASC 805”), inventory, property, plant and equipment, and identified intangible assets were fair valued at $6.1 million, $5.8 million, and $27.1 million, respectively.

•	Kaman Acquisition.

•

Prior to the Arxis Businesses Transaction, a subsidiary of Ovation acquired 100% of the outstanding equity interests of Kaman on April 19, 2024 (“Kaman Acquisition”) for purchase consideration of $1,963.0 million, which included $1,900.3 million of third-party debt financing and $62.7 million of rollover equity.

•

As a result of applying the acquisition method of accounting in accordance with ASC 805, inventory, property, plant and equipment, and identified intangible assets were fair valued at $25.4 million, $230.8 million, and $808.7 million respectively.

•	Arxis Businesses Transaction. Refer to “Note 3. Business Combinations” to the Arxis Combined Financial Statements included elsewhere in this prospectus for more information.

•

The Arxis Businesses Transaction occurred on September 30, 2024. The purchase consideration of $2,389.9 million represents the fair value of equity received in the Arxis Businesses Transaction by the holders of the acquired businesses. There was no cash consideration exchanged as part of the Arxis Businesses Transaction.

•

As a result of applying the acquisition method of accounting in accordance with ASC 805, inventory, property, plant and equipment, and identified intangible assets were fair valued at $251.4 million, $334.5 million, and $1,797.4 million, respectively.

The historical financial information has been adjusted to give pro forma effect to events that are directly attributable to the Transactions, are factually supportable, and are expected to have a continuing impact on our combined statement of operations. Our unaudited supplemental pro forma financial information and related explanatory notes present how our financial statements may have appeared had the Transactions taken place as of January 1, 2024. The unaudited supplemental pro forma combined statement of operations reflects the application of the acquisition method of accounting in accordance with ASC 805.

This unaudited supplemental pro forma financial information has been prepared in a manner comparable to the requirements of Article 11 of Regulation S-X but does not comply with Article 11 in that Rule 11-02(c) of Article 11 does not allow for the presentation of pro forma combined statements of operations prior to the most recent fiscal year. It is presented for illustrative purposes only and does not purport to represent the actual results

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of operations that would have occurred had the Transactions taken place as of January 1, 2024, nor does it purport to predict our future operating results. The unaudited supplemental pro forma financial information does not reflect the effects of current financial conditions, potential synergies, cost savings, operating efficiencies, or other strategic benefits that may result from the Transactions. See “Risk Factors—Risks Related to the Reorganization.” The historical combined and unaudited supplemental pro forma financial information included in this prospectus is not necessarily representative of the results that would have achieved as a combined company and may not be indicative of future results.

The unaudited supplemental pro forma financial information should be read in conjunction with the Arxis Combined Financial Statements, including the notes thereto, and the Connector TopCo, L.P. Consolidated Financial Statements, including the notes thereto, included elsewhere in this prospectus.

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Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2024

	Pro Forma Arxis Businesses (1)	Historical Connector TopCo, L.P.	Pro Forma Kaman (2)	Transaction Adjustments (Arxis Businesses Transaction) (3)	Pro Forma Total Combined (4)
(in thousands)	Year Ended December 31, 2024	Period from January 1, 2024 to September 29, 2024	Period from January 1, 2024 to September 29, 2024	Period from January 1, 2024 to September 29, 2024	Year Ended December 31, 2024
Revenue	$765,476	$251,461	$395,110	$—	$1,412,047
Cost of revenue	430,551	143,814	251,424	(3,365)	822,424

Gross profit (loss)	334,925	107,647	143,686	3,365	589,623
Selling, general and administrative expenses	159,761	35,342	167,595	327	363,025
Amortization of intangible assets	73,552	32,699	19,967	5,791	132,009

Operating income (loss)	101,612	39,606	(43,876)	(2,753)	94,589
Interest expense, net	164,524	63,791	57,187	—	285,502
Other (income) expense, net	(6,522)	464	459	—	(5,599)

Net loss before income taxes	(56,390)	(24,649)	(101,522)	(2,753)	(185,314)
Income tax (benefit) expense	1,530	(4,817)	356	(578)	(3,509)

Net loss	$(57,920)	$(19,832)	$(101,878)	$(2,175)	$(181,805)

The accompanying notes are an integral part of, and should be read together with, this unaudited supplemental pro forma financial information.

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Notes to the Unaudited Pro Forma Combined Statement of Operations

1.	Pro Forma Arxis Businesses represent the following:

	Historical Arxis Businesses (a)	Historical Acquisitions (b)	Pro Forma Adjustments (c)	Pro Forma Arxis Businesses (d)
(in thousands)	Year Ended December 31, 2024		Year Ended December 31, 2024	Year Ended December 31, 2024
Revenue	$742,992	$22,484	$—	$765,476
Cost of revenue	411,853	19,289	(591)	430,551

Gross profit	331,139	3,195	591	334,925
Selling, general and administrative expenses	156,143	2,959	659	159,761
Amortization of intangible assets	72,405	—	1,147	73,552

Operating income (loss)	102,591	236	(1,215)	101,612
Interest expense (income), net	161,052	(1)	3,473	164,524
Other income, net	(5,461)	(1,061)	—	(6,522)

Net (loss) income before income taxes	(53,000)	1,298	(4,688)	(56,390)
Income tax expense (benefit)	2,472	42	(984)	1,530

Net (loss) income	$(55,472)	$1,256	$(3,704)	$(57,920)

a.

Historical results of operations derived from the results of operations for the year ended December 31, 2024 that are reported in the Arxis Combined Financial Statements included elsewhere in this prospectus.

b.

Historical results of operations for the Historical Acquisitions derived from the pre-acquisition financial statements and information not included in this prospectus of M-Wave and RMB for the period January 1, 2024 through May 8, 2024 and for the period January 1, 2024 through August 27, 2024, respectively (collectively, the “Historical Acquisitions”). The pre-acquisition financial statements have been conformed to our presentation. The historical results of operations for each acquisition were not considered individually significant and are therefore presented together therein.

c.

Pro Forma Adjustments for the Historical Acquisitions reflect incremental expenses related to changes to depreciation and amortization associated with the accounting adjustments for the step-up in assets of $0.6 million, $0.7 million, and $1.1 million in Cost of revenue, Selling, general and administrative expenses, and Amortization of intangible assets, respectively. In addition, Interest expense, net was adjusted by $3.5 million which assumes the third-party debt financing was entered into on January 1, 2024. Further, Income tax benefit was adjusted by $1.0 million to reflect the tax impact of the aforementioned adjustments using the corporate statutory tax rate of 21%.

d.

Pro Forma Arxis Businesses represents the unaudited pro forma combined statements of operations of the Historical Arxis Businesses and the Historical Acquisitions after giving effect to the Historical Acquisitions.

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2.	Pro Forma Kaman represents the following:

	Historical Kaman (a)		Pro Forma Adjustments (b)	Pro Forma Kaman (c)
(in thousands)	Period from April 19, 2024 to September 29, 2024	Period from January 1, 2024 to April 18, 2024	Period from January 1, 2024 to April 18, 2024	Period from January 1, 2024 to September 29, 2024
Revenue	$243,813	$151,297	$—	$395,110
Cost of revenue	156,030	90,628	4,766	251,424

Gross profit (loss)	87,783	60,669	(4,766)	143,686
Selling, general and administrative expenses	74,395	113,538	(20,338)	167,595
Amortization of intangible assets	10,849	2,351	6,767	19,967

Operating income (loss)	2,539	(55,220)	8,805	(43,876)
Interest expense, net	34,262	12,254	10,671	57,187
Other (income) expense, net	(1,330)	1,789	—	459

Net loss before income taxes	(30,393)	(69,263)	(1,866)	(101,522)
Income tax expense (benefit)	3,596	(2,848)	(392)	356

Net loss	$(33,989)	$(66,415)	$(1,474)	$(101,878)

a.

Historical results of operations derived from the pre-acquisition financial statements and information of Kaman for the period of January 1, 2024 through April 18, 2024, and the historical results of operations derived from the post-acquisition financial statements and information of Kaman for the period of April 19, 2024 through September 29, 2024, not included in this prospectus. The pre-acquisition financial statements have been conformed to our presentation.

b.

Pro Forma Adjustments for the Kaman Acquisition reflect incremental expenses related to changes to depreciation and amortization associated with the accounting adjustments for the step-up in assets of $4.8 million, $1.0 million, and $6.8 million, in Cost of revenue, Selling, general and administrative expenses and Amortization of intangible assets, respectively. In addition, Selling, general and administrative expenses were favorably adjusted by $21.3 million to reflect the previously recognized share-based compensation expense based on the pre-acquisition share-based compensation plan. Further, Interest expense, net was adjusted by $10.7 million which assumes the third-party debt financing was entered into on January 1, 2024. Lastly, Income tax benefit was adjusted by $0.4 million to reflect the tax impact of the aforementioned adjustments using the corporate statutory tax rate of 21%.

c.	Pro Forma Kaman represents the unaudited pro forma combined statements of operations of Kaman after giving effect to its acquisition.

3.

The Transaction Adjustments for the Arxis Businesses Transaction reflects incremental expenses related in changes to depreciation and amortization associated with the accounting adjustments for the step-up in assets of $3.3 million, $0.3 million, and $5.8 million in Cost of revenue, Selling, general and administrative expenses and Amortization of intangible assets, respectively. In addition, Income tax benefit was adjusted by $0.6 million to reflect the tax impact of the aforementioned adjustments using the corporate statutory tax rate of 21%.

4.

Pro Forma Total Combined represents the unaudited pro forma combined statements of operations of the Company after giving effect to the Arxis Businesses Transaction, Historical Acquisitions, and Kaman Acquisition for the year ended December 31, 2024.

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Reconciliation of Pro Forma Total Combined Net Loss before Income Taxes to Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin

The following table provides a reconciliation of pro forma total combined Net loss before income taxes to pro forma Adjusted EBITDA and pro forma Adjusted EBITDA Margin, as applicable:

Pro Forma Total Combined
(In thousands, except for percentages)	Year Ended December 31, 2024
Net loss before income taxes	$ (185,314)
Interest expense, net	285,502
Depreciation and amortization	192,929
Acquisition and integration costs (1)	50,739
Restructuring costs(2)	21,947
Transaction and other deal related expenses(3)	45,916
Share-based compensation expense(4)	2,643
Refinancing costs(5)	382
Other non-recurring adjustments(6)	(4,956)

Pro Forma Adjusted EBITDA	$409,788

Pro Forma Adjusted EBITDA Margin	29.0%

(1)

Represents costs incurred to integrate acquired businesses and product lines into our operations, facility relocation costs, rebranding, system implementation costs, and employee expenses related to acquisitions. This also includes amortization expenses of inventory step-up recorded in connection with purchase accounting of acquired businesses.

(2)	Represents severance, facility consolidation/closure costs, and other charges associated with restructuring programs.
(3)

Represents third-party transaction-related costs for acquisitions comprising deal fees, legal, financial and tax due diligence expenses, and valuation costs that are required to be expensed as incurred.

(4)	Represents the compensation expense under our share-based plans and deferred compensation plans.
(5)	Represents costs expensed related to debt financing activities, including new issuances, extinguishments, refinancings and amendments to existing agreements.
(6)

Represents other income and expense adjustments that are non-recurring, non-operational, or not reflective of core performance, such as income from transition services agreements and non-operational pension impacts.

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BUSINESS

Overview

We are a leading designer and manufacturer of proprietary, mission-critical electronic and mechanical components engineered for cutting-edge performance in extreme environments. Leveraging significant IP and world-class engineering capabilities, we design and deliver innovative solutions that address some of our customers’ most complex performance needs.

Arxis is the result of a deliberate and disciplined strategy executed by our sponsor, Arcline, and the Arxis management team to create a purpose-built, cohesive business through targeted acquisitions with similar product and end market characteristics. Since 2019, we have acquired and integrated over 30 complementary companies, each meticulously selected for its strategic alignment with our decentralized operating model and IP-led, designed-in component portfolios. We set out to build the leading supplier of high-reliability, highly engineered components providing mission critical functionality to defense systems, commercial aerospace platforms, life-saving medical devices, and advanced industrial technologies. Our strategy was to create a differentiated platform – one that did not previously exist in the market – by unifying a set of specialized businesses into a single, integrated solutions provider.

Our heritage lies in the aerospace and defense markets, where we have spent decades establishing embedded positions across hundreds of national security, space, and commercial aerospace platforms. We also serve customers across other similarly demanding and attractive end markets, including medical technology, high-end semiconductor testing, quantum computing, and specialized industrial sectors, which have unique performance requirements and resilient, long-term growth tailwinds. Our core products include electronic components such as connectors, cable assemblies, microelectronic packaging, RF and microwave products, power products and sensors, and mechanical components such as precision and self-lubricating bearings, seals, springs, gaskets, and radar absorbing materials. We go to market through 46 customer-facing brands that we believe are synonymous with engineering excellence, quality execution, and trusted partnership.

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At our core, we are a business of engineers. Our custom, IP-rich components are developed through engineer-to-engineer collaboration with our customers, and we believe our products set the industry standard for highly engineered solutions designed to operate dependably in high-cost-of-failure applications. Our product portfolio is built upon 66 foundational proprietary technologies from which we have developed thousands of unique products that are designed into more than 600 leading platforms. Given the extensibility of our foundational proprietary technologies, we are able to serve a diverse mix of blue-chip customers including major aerospace and defense OEMs and Tier 1 and Tier 2 suppliers, and leading OEMs and their suppliers in other high-value sectors. A selection of our product set and the end market applications we serve are highlighted below:

Our products are typically designed into our customers’ current and next-generation platforms, many with large installed bases and multi-decade lifecycles. For the year ended December 31, 2025, over % of our revenue was generated from products that are uniquely designed, developed and produced by Arxis, often protected by patents, trade secrets, or exclusive manufacturing processes. These factors result in our highly predictable, recurring, and sticky revenue base. Although the products we provide are often critical to a platform’s mission and functionality, they represent an extremely small portion of a platform’s total cost: often less than 0.01%. We believe this outsized value-to-cost ratio, combined with the significant investment in time and resources required by our customers to design in a competing product, creates a high barrier to switching from our products.

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Our world-class technical team of multidisciplinary engineers and technical sales representatives are product experts that work hand-in-hand with our customers’ engineers to develop cutting-edge products for extreme operating environments. For example, our Kryoflex Connector was developed to address our customers’ need for a connector capable of withstanding high-temperature and high-pressure harsh environments, and we developed our Bal Conn Platinum Iridium Electrical Contacts to address our customers’ need for a high-performing electrical contact that can survive for over 15 years in the human body. This collaborative approach to developing proprietary products addressing cutting-edge performance requirements is the foundation of Arxis’ decades-long close customer relationships. Examples of extreme operating environments in which our products are designed to perform include:

Our recurring revenue profile is underpinned by our “layer cake” business model, where each “layer” of the “cake” represents a unique part, customer, and platform combination. The Arxis revenue “layer cake” includes more than 11,000 “layers” that our business units have won over decades. Our engineers and technical salesforce continue to drive volume growth with the addition of new “layers” through the development of custom products for mission-critical applications on new and existing platforms, working alongside our customers sometimes years prior to initial platform launch to solve challenging engineering problems. These products are often designed into platforms that can remain in production for over 20 years. Post-production, these platforms can remain in service for over 40 years in some cases, which creates additional aftermarket revenue opportunities as platforms go through technology modernization cycles and as parts wear out. This combination of build-rate driven growth and aftermarket demand has created a highly recurring and growing revenue base with what we believe is a unique degree of visibility. An illustration of our “layer cake” revenue model is included below, highlighting how “layers” of yearly new business wins compound on top of a stable revenue base from existing platform revenues:

Engineered to underpin our unique business model, our proprietary business system – Arxis EDGE (Empower Data-driven Growth and Execution) – is the foundation of our sustained significant revenue growth

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and drives daily execution. Arxis EDGE leverages real-time analytics, insights, and communication across the organization to enhance individual decision-making processes, drive team-based selling and accountability, increase cross-selling opportunities across our business units, and support our commercial strategy. The Arxis EDGE business system aligns incentives across our engineers, technical salespeople and product managers who regularly form teams to identify, cultivate and book new business, adding new “layers” to our “cake” and fueling profitable growth. Included below is an illustration of how the Arxis EDGE business system uses real-time analytics to accelerate growth:

We operate our business through a decentralized organizational structure that enables significant growth and efficient and agile operations across our scaled organization of approximately 5,500 employees as of October 31, 2025. This structure prioritizes local autonomy at the business unit level while Arxis EDGE aligns interests and incentivizes collaboration across the entire organization. Reporting to our two segment Presidents are 16 “block” Vice Presidents, each of whom manage a group of customer-facing business units. Each of our 42 business units specializes in a product category and is empowered to make decisions to rapidly respond to customer needs, while also having clear goals and structural accountability to drive consistent and predictable performance.

Our segment and block leaders are empowered to identify and evaluate acquisitions that complement Arxis business units, enabling us to pursue multiple add-on opportunities simultaneously without diverting attention from ongoing operations. By targeting adjacent product categories with common business model characteristics, we are able to implement our repeatable value creation playbook to drive incremental growth. After acquisitions close, acquired companies are rapidly immersed in Arxis EDGE, a fundamental part of our integration playbook, enabling us to quickly identify and optimize commercial opportunities to grow revenue and EBITDA and thus drive significant returns. We operate in a large and highly fragmented market, which we believe provides ample accretive acquisition opportunities to accelerate our organic growth strategy.

Our business model and decades-long track record of product excellence have translated into long-standing relationships with over 5,000 global customers and embedded positions on over 600 platforms. Given the mission-critical nature of our products, our customers look for highly reliable suppliers they can trust to continually deliver high-quality products on time with a near-zero defect rate. Our ability to meet and often exceed our customers’ specifications and expectations, leveraging our comprehensive library of IP and technical know-how, is demonstrated by our decades long customer relationships and strong customer retention. We believe our differentiated foundational proprietary technologies, track record of addressing complex customer challenges, and decentralized operating structure unified through Arxis EDGE create a durable competitive advantage that positions Arxis as a critical long-term partner for our customers.

We operate in two reportable segments, Electronic Components ( % of our revenues for the year ended December 31, 2025) and Mechanical Components ( % of our revenues for the year ended December 31, 2025). Both segments focus on proprietary, mission-critical, engineered components with outsized value-to-cost ratios, benefit from the same secular growth trends, and share a decentralized operating structure unified by Arxis EDGE. The segments are distinct in terms of the product categories they offer: our Electronic Components

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segment provides specialized, highly engineered electronic components and interconnect solutions, including connectors, cable assemblies, microelectronic packaging, RF and microwave products, power products, sensors, capacitors, and resistors. Our Mechanical Components segment provides precision and self-lubricating bearings, seals, springs, gaskets and ducting, and radar absorbing materials.

Our business is highly diversified across end markets, customers, and platforms. While we primarily serve the broader aerospace and defense industries, we also have a significant presence across medical technology and other specialized industrials end markets. For the year ended December 31, 2025, our top ten customers together accounted for less than one-third of our revenues, with no single customer representing more than    %. Similarly, for the year ended December 31, 2025, our top ten platforms accounted for    % of our revenues, with no platform representing more than    %. Below is a breakdown of our revenues for the year ended December 31, 2025:

We operate 68 highly specialized manufacturing facilities globally, including 51 U.S. locations strategically located to serve our domestic customers. Our manufacturing footprint includes production sites certified for ITAR compliance. Our manufacturing processes are highly scalable with capacity to support our expected growth.

Our financial performance reflects the strength and resilience of our business model. We generated revenues of $ million for the year ended December 31, 2025, which represents a % revenue CAGR from the year ended December 31, 2021. The success of our business model is further evidenced by a net loss before income taxes margin of  % and an Adjusted EBITDA margin of    % for the year ended December 31, 2025, representing margin expansion of basis points and  basis points, respectively, relative to the year ended December 31, 2024. Our capital requirements remain modest relative to our revenues: for the past five years, capital expenditures have always been lower than % of our revenues, enabling us to sustain high returns on invested capital and maintain flexibility in capital allocation.

Our Industries

Our products are used in mission-critical applications across the aerospace and defense, medical technology, and specialized industrial industries. With approximately    % of our revenues for the year ended December 31, 2025 sourced from the aerospace and defense industries, we believe we are well positioned to benefit from increasing global air traffic and aircraft deliveries and from the ramping demand for defense products due to enhanced national security needs, rising geopolitical tensions, and accelerating technology refreshing cycles. The medical technology and specialized industrial sectors we serve are also underpinned by secular growth drivers, including growth in minimally invasive and robotic surgeries, increasing demand for artificial intelligence and data centers, and greater complexity in industrial automation and robotics.

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Aerospace and Defense

The aerospace and defense markets represented approximately    % of our revenues for the year ended December 31, 2025. Given the importance of these industries to our business, we further disaggregate this market into two sub-markets: (i) Defense and Space, and (ii) Commercial Aerospace.

Defense and Space

Defense and Space represents Arxis’ largest end market, accounting for approximately    % of our revenues for the year ended December 31, 2025. This sector benefits from strong tailwinds, including increasing global defense budgets, more frequent modernization programs and the need for advanced technologies to counter near-peer threats. Ongoing global conflicts, coupled with the potential for future conflicts, have accelerated global defense investments. In the U.S. there is bipartisan support for robust defense spending: The Center for American Progress projects that the DoW annual budget will reach $1 trillion by the fiscal year ended September 30, 2026, a substantial increase from approximately $780 billion in fiscal year 2022, driven by multi-theater conflicts and a more advanced and complex threat environment. The current administration is prioritizing investment in high-tech platforms including those already supported by Arxis (e.g., F-35 Joint Strike Fighter, DDG-51 destroyers, Virginia-class submarines, Next-generation Overhead Persistent Infrared satellites).

The current administration is also prioritizing modernization, resilience, and technological superiority, especially in response to rising geopolitical tensions and the need for space control and homeland defense. Recent increases in the RDT&E budget reflect a growing emphasis on next-generation capabilities and strategic deterrence. For fiscal year 2025, the DoW requested an RDT&E budget of approximately $143 billion, which represents an increase of approximately $37 billion compared to fiscal year 2020 levels. The fiscal year 2026 budget request marks a further step up, with the DoW targeting a $36 billion increase, bringing the total RDT&E budget to $179 billion. These increases align with broader strategic themes in defense and space technology, including connected warfighters, C5ISR integration, nuclear deterrence, Golden Dome-related space capabilities (e.g., resilient missile tracking and defeat systems), and hypersonic weapons. Arxis directly supports key initiatives across these priorities, including supplying mission-critical components for resilient missile tracking systems such as the SPY-6 radar, positioning the Company for continued growth in the defense and space sector.

Defense budgets have risen across every major region in recent years, with significant increases in Europe and Asia-Pacific. In Europe, defense spending by NATO members increased from approximately $236 billion in 2015 to approximately $484 billion in 2024, and growth is expected to continue as the continent undergoes a sustained, broad-based rearmament. Since 2021, the number of NATO countries meeting the 2% GDP defense spending target has tripled, with eighteen countries’ expenditures targeted to meet the goal in 2024 on their way to their collective commitment to spend 5% of GDP on defense and security by 2035. Asia-Pacific defense expenditures rose from approximately $234 billion to more than $315 billion over the same period, led by India, Japan, and South Korea (and excluding China and North Korea). This shift underscores a global commitment to readiness and deterrence, reinforcing our strategic positioning as a supplier of mission-critical components across allied defense ecosystems.

Commercial Aerospace

The aerospace market, including both commercial aerospace and business aviation, is a key growth sector for Arxis, representing approximately    % of our revenues for the year ended December 31, 2025, with growth supported by rising global air traffic and steadily increasing aircraft production and deliveries.

Commercial Air Transport: The commercial aerospace sector has shown consistent long-term growth trends over the past 75 years, spurred by growing travel demand linked to the development of a global world economy. The industry’s growth rate has historically outpaced global GDP growth, with RPKs increasing at approximately 2.0x global GDP growth between 2000 and 2024 according to data published by IATA, reflecting an approximate 6% CAGR.

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Global aircraft deliveries for Boeing and Airbus are expected to increase approximately 74% from 2024 to 2028 according to IATA, with near-record order books projected to double the global commercial fleet by 2042. We believe this growth will be fueled by rising passenger demand and the expansion of the middle class worldwide. Additionally, the delayed ramp up of the 737 MAX platform has driven extended lifespans of older aircraft, requiring additional maintenance cycles and greater aftermarket demand for parts. Many of the commercial platforms we serve are converted to freighter aircraft at the end of their passenger-carrying life, extending their useful life by 15-20 years and increasing the need for aftermarket components. Arxis supplies critical components, including bearings, seals, and interconnect solutions into all major commercial aerospace platforms (e.g., Boeing 737, Airbus A320), as well as into major engine platforms (e.g., LEAP, PW1000G, PT6, PW4000 & CFM56).

Commercial aerospace OEM revenue historically has been tied to new aircraft production, which is currently supported by the production ramp of several next-generation narrowbody aircraft platforms (e.g., Boeing 737 MAX and Airbus A320neo family of aircraft). In 2024, there were approximately 27,150 commercial aircraft in service compared to approximately 19,410 in 2010 and Boeing’s 2025 commercial market outlook projects that future demand will require approximately 49,640 commercial aircraft in service by 2044. To reach this scale of an in-service fleet, approximately 43,600 new aircraft will need to be manufactured, with roughly half serving as replacements for the current fleet due to historically low retirement rates and the aging profile of existing aircraft. Arxis’ embedded positions on these long-lived commercial aircraft platforms provides a stable and growing revenue base for the Company.

Business Jet and Other: Growth in this sector is driven by rising global wealth, sustained demand for premium travel experiences, and the introduction of next-generation aircraft. We believe we are well positioned to capitalize on this growth through supporting leading platforms like the Gulfstream G650, G700, and G800. Arxis’ components – such as track roller bearings and engine fire seals – are engineered to meet the unique performance demands of these jets, including extended flight ranges and high-altitude heat ducting. We also benefit from exposure to commercial rotorcraft platforms, where steady fleet utilization and recurring maintenance needs provide durable, multi-year revenue visibility.

Industrial Technology

The Industrial Technology end market primarily consists of Medical Technology and Specialized Industrials end markets.

Medical Technology: This end market provides attractive exposure to a high-growth sector of the global healthcare industry. Broadly, the medical technology industry has transitioned its emphasis from open procedures towards minimally invasive procedures enabled by specialized technology. These innovative procedures are intended to result in shorter recovery times, fewer complications, and lower total cost of care, which has attracted billions of research and development dollars from medical technology OEMs fueling rapid technological advancements in robotic, interventional, and minimally invasive devices. Arxis’ components enable the functionality of many of these medical devices, and we believe we are well-positioned to benefit from growth driven by their global adoption and an expansion of their use cases.

Specialized Industrials: This end market accounted for approximately    % of our revenues for the year ended December 31, 2025 and includes diverse, high-growth applications including high-end semiconductor testing, quantum computing, telecom, and process industries. Key growth drivers in this market include the proliferation of artificial intelligence, cloud computing, electrification, and component density, all of which fuels an unprecedented need for high-performance chips and more robust requirements for advanced testing. Among a wide variety of use cases, our components provide ultra-precise motion, thermal control, and signal integrity to facilitate superb, reliable performance at extremely small scales and under demanding physical conditions.

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Our Competitive Strengths

Our leading position as a premier, trusted supplier of highly engineered components is underpinned by our highly differentiated capabilities, business model, and portfolio composition. We believe these strengths create a defensible market position and will enable us to profitably grow and drive our continued success.

Premier Supplier of Proprietary, Highly Engineered Components Enabling Cutting-Edge Performance in Extreme Environments

We are a trusted supplier of custom, proprietary, highly engineered components enabling cutting-edge performance in extreme environments. Our engineering excellence and extensive foundational proprietary technologies serve as the backbone of our competitive advantage. Customers choose Arxis because we provide custom solutions to their most complex design challenges and performance requirements. Our products’ exceptional functional performance enables us to both win new platform positions and protect our leading market position over time.

Our IP, in-house research and development capabilities, and engineering expertise represent decades of knowledge and investment that we believe differentiates us from our competitors. Due to the stringent regulatory, certification, and technical requirements across our core end markets, the qualification process for new products is rigorous and costly. These steep costs and extensive lead times drive significant barriers to switching suppliers, resulting in strong incumbency positions on existing platforms.

Engineer-Led Commercial Model Driving Deep Customer Intimacy Early in the Design Process

Through our engineer-to-engineer commercial model, our teams become directly embedded with our customers in the initial stages of product development, allowing us to develop future revenue streams and build our “layer cake.” Our close engagement establishes us on each platform, deepens customer intimacy, enables sole provider status and provides an opportunity to expand content as customer requirements evolve. We remain in constant dialogue with new and existing customers to support new business opportunities. By leveraging Arxis EDGE, we are able to unlock new wins methodically through proactive team-based selling, focusing on the highest-value opportunities and motivating cross selling across business units, customers, and platforms.

Designed-in Positions Provide Multi-Decade Visibility and Stability

We are typically the sole provider of our products, which are designed-in for the life of the platforms they serve, creating long-term embedded positions across defense, commercial aerospace, medical technology, and specialized industrial markets. The high cost of switching suppliers, combined with the IP-rich nature of our designs and their proven reliability, makes replacement often highly impractical for customers once our components are qualified and integrated.

This designed-in status provides exceptional revenue visibility and stability, with the majority of our installed base tied to platforms that have operational lives exceeding 40 years. These platforms are supported by well-defined refresh and technological upgrade cycles, ensuring that we remain a trusted supplier throughout a platform’s lifecycle. We provide support across the full platform lifecycle – enhancing performance, extending platform life, and enabling adoption of next-generation technologies – which positions us for long-term growth and resilience in evolving markets.

Highly Diversified Customer and Platform Base in High-Barrier-to-Entry Markets

We operate in high-barrier-to-entry markets where performance, reliability, and trust are paramount. We have strategically built a diversified business designed to ensure there is no single point of failure and to enhance

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resilience across market cycles. Our diverse exposure across customers, platforms, and products also broadens our opportunity set and creates actionable cross-selling opportunities across our portfolio.

•

Customers: We are a trusted supplier to over 5,000 customers. For the year ended December 31, 2025, our top 10 customers comprised only    % of revenues, with no customer comprising more than    % of our revenues.

•

Platforms: We are positioned on over 600 premier current and next-generation platforms with the top 10 platforms comprising only    % of revenues and with no platform comprising more than % of our revenues for the year ended December 31, 2025.

•

End Markets: For the year ended December 31, 2025, approximately    % of our revenues is exposed to the aerospace and defense market, with the remaining approximately    % diversified across attractive, high-growth verticals including medical technology and other specialized industrials. Our diverse end market mix enhances our total addressable market and provides stability through market cycles.

Arxis EDGE, Our Proprietary Data-Driven Business System, Empowers Performance and Accelerates Growth

Our operations are built around a philosophy that encourages local autonomy across our business units and empowers our managers to act independently and with an entrepreneurial spirit. Our decentralized organization is unified through a proprietary business system called Arxis EDGE. This system empowers our proactive, team-based sales approach to drive new and attractive business onto our platform. Arxis EDGE aligns engineers, technical sales teams, and product managers to function as a cohesive unit, proactively seeking out and cultivating new opportunities. The system aligns incentives across roles, ensuring that every team member is motivated to secure new business, fueling profitable growth for Arxis. We have a track record of successful cross-selling across business units, customers, and platforms with significant runway ahead given the strength of Arxis EDGE and the unique diversity of our portfolio.

Robust Financial Profile, including Resilient Revenue Growth, Compelling Margins and Strong Free Cash Flow Generation

We have consistently delivered strong revenue growth, achieving revenue growth and organic revenue growth of    % and    %, respectively, in the year ended December 31, 2025 and a long-term organic revenue CAGR of    %, calculated based on revenue from 2021 to 2025, while recognizing a net loss before income taxes margin and maintaining an attractive Adjusted EBITDA margin of    % and    %, respectively, for the year ended December 31, 2025. For a definition of organic revenue, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.” We also generate robust cash flow, with    % and    % of cash flows from operating activities conversion and free cash flow conversion, respectively, for the year ended December 31, 2025. A significant portion of our revenue is anchored to long-duration platforms, many of which will be in production for over 20 years and in service for decades longer, providing exceptional revenue visibility and stability. Our growth algorithm – which is foundational to our commercial approach and financial profile – focuses on volume increases, strategically expanding price, and efficiently managing costs. We maintain a culture of operational excellence across our organization through implementation of lean processes to ensure we are continually improving.

Proven, Disciplined and Scalable M&A Strategy

We have a long-standing track record of executing and integrating both tuck-in and transformational acquisitions, with 31 acquisitions completed since inception. Our disciplined M&A approach is rooted in a value creation playbook that emphasizes commercial synergies, cultural alignment, and strategic fit with the goal of driving significant revenue and EBITDA growth in the acquired companies. Our repeatable integration playbook

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preserves the unique strengths of each acquired business while unifying performance standards. Each acquisition is also integrated into our Arxis EDGE business system, which drives attractive cross-selling opportunities and contributes to our sustained growth and long-term value creation.

Each acquisition is carefully selected to align with our core business model: IP-led companies with defensible, designed-in component portfolios serving mission-critical platforms. Our decentralized structure allows us to integrate new businesses without disrupting local autonomy, preserving the entrepreneurial spirit that drives performance across our organization. We maintain a high bar for strategic fit and near-term accretion, striving for every transaction to contribute meaningfully to our long-term growth and margin profile.

Experienced Management Team with Track Record of Value Creation

Our executive team brings decades of experience across the aerospace, defense, medical technology, and specialized industrial sectors. We have a proven track record of driving growth, operational excellence, and strategic transformation. Our culture emphasizes accountability, collaboration, and empowerment, and aligns incentives towards value creation from the CEO through to our business units. Kevin Perhamus, our President and CEO, has led Arxis since its inception, having served as CEO of Arxis predecessors Quantic and Qnnect. He previously held pivotal leadership roles as CEO of Winchester Interconnect and spent a combined 17 years in roles at Teradyne and Amphenol (which acquired Teradyne’s Connection Systems Division). Our other highly experienced senior management team members have, on average, more than      years of experience in executive and leadership positions at companies including TransDigm, GE Aerospace, Lockheed Martin, and Kratos. Arxis’ leadership team cultivates a culture of performance and strategic foresight that we believe positions the Company for continued success.

Ongoing Relationship with and Support from Arcline

Our ownership structure includes investment funds affiliated with Arcline as the sole beneficial owner of our Class B common stock. As our original founder, we expect Arcline and its principals and affiliates will remain our close partners and will continue to be long-term investors well beyond the completion of this offering. Since its founding in 2018, Arcline has developed a proven track record of building industrial compounders, having completed more than 160 acquisitions, through deep partnerships with management teams and a focus on sustainable value creation. Our multi-class share structure is designed to help preserve Arxis’ strategic autonomy, long-term focus and ability to execute on our mission while simultaneously benefitting from Arcline’s capabilities.

We view Arcline’s continued partnership as a key strength that complements Arxis’ established growth strategy. In addition to providing strategic support, Arcline contributes valuable insight to our M&A approach through its experience in sourcing, diligence, and transaction execution. This partnership enhances our repeatable M&A playbook and supports our ability to sustain compounding growth. This structure aligns closely with our vision, enabling us to prioritize long-term investments, innovation, and operational excellence over short-term market pressures. With Arcline’s support and deep industrial expertise, we believe we are uniquely positioned to deliver enduring value for all shareholders, while remaining agile, resilient, and focused on our long-term mission.

Our Growth Strategies

Drive Significant Growth Through our “Layer Cake” Business Model

Our proprietary, mission-critical, and highly engineered components are designed into a diverse set of blue-chip, multi-decade platforms, including every major commercial and military aircraft in operation today. This diverse platform exposure provides a stable, recurring revenue base with significant visibility from decades-long platform build rates and aftermarket upgrades and replacement cycles. Our significant volume growth is driven by our “layer cake” business model whereby new platform wins create new “layers” and generate sustainable

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growth as platform production growth rates ramp up. Our engineers and technical salesforce are constantly developing new “layers” by working with customers to solve their most challenging engineering problems and capturing positions on new platforms with decades-long lifecycles. Given highly recurring platform build rates, technology upgrade cycles, and aftermarket replacement demand, new platform wins create new “layers” of future recurring revenue.

Strategic pricing represents an additional lever we employ to achieve growth. We compete based on exceptional functional performance, which we aim to deliver across end markets and platforms at an outsized value-to-cost ratio. This role as a critical and value-added partner allows us to exercise commercial discipline when not only pursuing new business but also when delivering on long-term revenue streams. Our adaptable commercial approach allows us to adjust pricing as platform needs evolve, aligning with our customers’ priorities while supporting stable and sustainable growth. Our proprietary Arxis EDGE business system uses real-time analytics across thousands of business units and brands and empowers us with the information we need to make real-time, informed commercial decisions.

Capitalize on Differentiated Engineering Capabilities to Capture Content on Next-Gen Platforms

We believe our hard-earned reputation for delivering best-in-class, highly engineered solutions to our customers is a key differentiator in our ability to continue to win content on new, high-growth platforms. Defense technologies are rapidly evolving to meet the demands of multi-domain operations, where air, land, sea, space, and cyber capabilities must work in concert to ensure mission success. The modern battlefield is becoming heavily infused with autonomous systems, AI-powered platforms, cutting-edge sensors, and robust communications – each demanding highly specialized components capable of operating reliably under extreme conditions.

We believe Arxis is uniquely positioned to support this battlefield transformation through our platform-agnostic solutions, which are embedded across a wide spectrum of defense applications. From secure communications and electronic warfare to hypersonics and space-based ISR, our products provide critical functionality across next-generation systems. Our specialized capabilities enable us to capture both electronic and mechanical product content on modern defense systems, delivering reliable, high-performance solutions that meet the demands of increasingly integrated and mission-critical environments. The following diagram displays the multi-domain theater that our products operate across:

Additionally, we actively serve customers beyond our core aerospace and defense domain by designing and deploying proprietary products into high-growth medical technology and specialized industrial markets, supported by strong secular tailwinds. As medical and industrial platforms become more complex and performance-driven, we believe we are poised to be a key enabler of innovation and reliability across these expanding verticals.

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Deploy Systematic Approach to New Wins and Cross-Selling Through Arxis EDGE

We believe our decentralized business unit structure enables our scaled organization to act with a high degree of efficiency and agility as business unit leaders are empowered to independently make decisions to respond to customer needs. This structure prioritizes local autonomy at the business unit level while our proprietary Arxis EDGE business system aligns interests and incentivizes collaboration across the entire organization. Arxis EDGE leverages real-time data and analytics to drive new business and accelerate growth. Our unique team-based sales approach systematically incentivizes our technical commercial organization from across business units to prioritize the highest value opportunities, ensuring resources are concentrated where value creation is greatest. This model drives significant growth through disciplined cross-selling across segments, business units, platforms, and customers. By deploying Arxis EDGE, we have seen a rapid increase in cross-selling opportunities across our business units with over 2,000 opportunities in our pipeline as of June 8, 2025, an increase from approximately 50 in 2021. The embedded positions we have on our customers’ critical platforms create a strong foundation for content expansion, enabling us to land and expand with specific customers and platforms. For example, we first introduced advanced bearing designs utilizing Kamatic’s proprietary KAron self-lubricating machinable liners through innovative track roller applications on the Gulfstream G650 in 2008. Due to the strong performance of the KAron self-lubricating track rollers, Gulfstream extended their use to additional interfaces and implemented advanced self-lubricating configurations on five additional aircraft models between 2008 and 2024. This expansion drove approximately a 1,100x increase in Arxis revenue from this product line and customer.

Leverage Operational Excellence to Drive Margin Expansion and Cash Flow Improvements

We focus on operational excellence, implementing lean initiatives that enhance efficiency, expand margins, and strengthen cash flows. We are highly focused on driving consistency of execution across our global operations, ensuring best practices are embedded across the entire Arxis platform. As we scale, we apply proven practices across both legacy operations and new acquisitions to accelerate profitability. Our culture of continuous improvement and data-driven decision-making provides a durable foundation for sustained margin expansion. Cost management is one of the three core levers that drives our Arxis growth algorithm, which has helped to drive a    and basis point improvement to net loss before income taxes margin and pro forma Adjusted EBITDA margin, respectively, between 2021 and 2025. Our dedication to operational rigor provides significant runway for additional Adjusted EBITDA margin and cash flow improvement.

Continue to Pursue our Disciplined Approach to Accretive M&A

Executing M&A is in our DNA and is a core tenet of our long-term growth strategy. We maintain a robust pipeline of M&A opportunities focused on businesses with product offerings and business models consistent with our core playbook: IP-led companies with defensible, designed-in component portfolios serving mission-critical platforms. Our end markets are highly fragmented with many attractive opportunities for continued acquisitions. Notably, of our 31 completed acquisitions to-date, 84% have been sourced through proprietary efforts or limited processes. We follow a well-defined, proven integration playbook that is light touch and has historically resulted in strong, quantifiable value creation. Arxis EDGE has played a fundamental role in our successful M&A execution, enabling us to leverage our decentralized structure to minimize disruption, implement continuous improvement, and accelerate cross-selling and commercial integration.

Our Segments

We operate in two reportable segments: Electronic Components and Mechanical Components. Both segments focus on proprietary, mission-critical, engineered components with outsized value-to-cost ratios, benefit from the same secular growth trends, and share a decentralized operating structure unified by Arxis EDGE. Both segments serve customers and are designed into platforms across all our primary industries. The segments are distinct in terms of the product categories they offer.

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Electronic Components Segment:

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This segment is comprised of 24 business units and primarily provides specialized, highly engineered electronic components and interconnect solutions, including connectors, cable assemblies, microelectronic packaging, RF and microwave products, power products, sensors, capacitors, and resistors.

•	This segment goes to market through several preeminent brands, among them:

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Evans (29-year tenure), the inventor of patented wet tantalum technology enabling the highest energy density capacitors in the industry, routinely used where high reliability and Size, Weight, and Power (SWaP) are critical conditions.

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PacAero (49-year tenure), the inventor of Kryoflex, a proprietary patented substance enabling the direct union of a ceramic-to-metal entity to withstand extreme temperatures, pressures, and vibrations, as well as exposure to hazardous materials.

•	This segment represented % of our revenues for the year ended December 31, 2025.

Mechanical Components Segment:

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This segment is comprised of 18 business units and primarily provides components that facilitate or control movement, including precision and self-lubricating bearings, seals, springs, gaskets and ducting, and radar absorbing materials.

•	This segment goes to market through several preeminent brands, among them:

•	Kamatics (59-year tenure), the inventor of KAron, a leading self-lubricating machinable liner enabling high-precision and maintenance-free bearings with fail-safe performance in harsh environments.
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Bal Seal Engineering (67-year tenure), the inventor of Bal Contact, a leading platinum iridium electrical contact, enabling medical technology OEMs to develop and manufacture complex implantable devices.

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Swift Textile Metallizing (70-year tenure), the inventor of metallized, highly flexible elastomeric material providing leading stealth and radar-absorbing capabilities, enabling high altitude and high-g maneuvers.

•	This segment represented % of our revenues for the year ended December 31, 2025.

Sales and Marketing

Our commercial model is built on deep technical engagement with customers throughout the qualification and design process. We employ an engineer-to-engineer selling approach that is integrated in customer product development, allowing us to solve complex performance, reliability, and manufacturing challenges early in the design cycle. This collaboration fosters deep customer intimacy and positions Arxis as a trusted partner on long-duration, high-value platforms. We go to market through 46 distinct, customer-facing brands with a reputation for high performance, quality, and on-time delivery, drawing from a comprehensive library of proprietary technology families to co-develop designed-in, often sole-sourced components. Because our products deliver an outsized value-to-cost ratio and require rigorous certification and requalification, the time and resource investment to switch creates high barriers to entry and protects our embedded positions across multi-decade platform lifecycles, including ongoing build-rate production and aftermarket demand as platforms modernize and parts wear over time.

To translate this technical engagement into scalable growth and accountability across our portfolio, commercial execution is enabled by our Arxis EDGE business system, which empowers engineers, technical sales teams, and product managers to function as a cohesive unit that drives systematic new business generation.

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Arxis EDGE is our proprietary business system that uses real-time analytics visibility to align incentives across roles and drive accountability through ad hoc pursuit teams that link opportunities across business units and brands. This structure supports disciplined cross-selling and content expansion and directly underpins our “layer cake” revenue model, where each win adds a new recurring revenue “layer” tied to a unique part number, customer, and platform. Arxis EDGE has a proven track record of fueling growth, strengthening cross-selling opportunities, and deepening customer connectivity.

Competitive Environment

As a supplier of highly engineered aerospace, defense, and industrial components, we differentiate primarily on engineering expertise, proprietary technology, and the ability to deliver highly reliable solutions. Products serving our end markets require deep technical expertise and must meet stringent qualification standards. As a result, competition tends to be limited to a small group of highly experienced manufacturers.

Our products play a critical role on platforms with decades of production visibility, delivering consistent performance and reliability across the full platform lifecycle. Once we establish a position on a multi-decade platform, stringent qualification requirements and proprietary IP create high switching costs that protect the position for the full life of the platform. Deep integration and customer trust further reinforce this moat, and recurring aftermarket demand sustains our role and profitability.

The supplier landscape for our products is highly fragmented, with few scaled competitors. Given the market fragmentation, our competitive set varies across individual products and applications, ranging from divisions of large public corporations to small, privately held companies with singular capabilities that lack infrastructure and capacity to scale. We have few direct competitors that provide the breadth of products, solutions and expertise that we are able to offer our customers.

Our comprehensive IP and product portfolio enables us to address a uniquely wide range of technical requirements and support customers in solving some of their most complex engineering challenges. While we face competition across individual product categories, we believe that our leading comprehensive portfolio of IP-backed components is difficult to replicate. We believe Arxis’ scale, combined with our proven track record of innovation and operational excellence, positions us as a preferred partner in end markets where reliability, performance, and full lifecycle support are critical.

Government Regulation

The aerospace and defense industries are highly regulated, and the products and aftermarket services we provide must meet rigorous technical, quality, and performance standards. Our operations are subject to oversight by governmental and intergovernmental authorities worldwide, including the U.S. Federal Aviation Administration (“FAA”), the European Union Aviation Safety Agency (“EASA”), and the UK Civil Aviation Authority (“CAA”), among others.

In addition to governmental regulations, we must also meet the quality and performance standards established by our customers, including OEMs, airlines, and maintenance providers. These customers are themselves subject to oversight by the FAA and other aviation authorities and require that all components and services they procure comply with applicable safety and airworthiness regulations.

Because we supply defense-related products both directly to the U.S. government and through prime contractors, our business is subject to numerous laws and regulations governing contract pricing and related practices. Participation in the defense contracting process also subjects us to detailed requirements concerning bidding, billing, cost accounting, and compliance with various statutes. Contracts subject to the Truth in Negotiations Act (“TINA”) accounted for less than % of our total revenues for the year ended December 31, 2025.

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We are also subject in certain instances to various U.S. and international trade control and export regulations, including the Arms Export Control Act, the ITAR, the EAR, and economic sanctions administered by OFAC. Our non-U.S. operations are also subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

Certain of our products may be subject to regulation by the FDA or comparable regulatory authorities in other jurisdictions. These agencies require that medical and related components meet specific safety, performance, and quality standards prior to commercial distribution. Satisfaction of FDA requirements may take a substantial amount of time and the actual time required may vary substantially based upon the type, complexity, and novelty of the product. Compliance may involve product registration, facility certification, and adherence to current good manufacturing practices and ongoing quality system requirements.

In addition, our operations must comply with applicable data privacy and protection laws, rules, regulations and standards such as the GDPR, CCPA and CMMC, among other similar frameworks in jurisdictions where we operate.

Certain of these regulations carry substantial penalty provisions, including suspension or debarment from government subcontracting for a period of time if we are found to be in violation. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations. There has been no material adverse effect to our consolidated financial statements nor competitive positions as a result of these government regulations. However, our operations may in the future be subject to new and more stringent regulatory requirements, so in that regard, we closely monitor industry trade groups to attempt to understand how possible future regulations might impact us. In addition, we are subject to various rules and regulations related to government contracts that could lead to renegotiation or termination. See “Risk Factors—Risks Related to Our Industry and Business—We are subject to certain unique business risks as a result of supplying products to the U.S. government and companies contracting with the U.S. government.”

Proprietary Technologies

The development and protection of proprietary technologies, including patents, trademarks, trade secrets, know-how and other confidential information, are core to our business and underpin our ability to maintain differentiated performance and long-term competitive advantage. Our product portfolio is built upon 66 foundational proprietary technologies from which we have developed thousands of unique products. Foundational proprietary technologies consist of IP in the form of patents, trademarks, and trade secrets, know-how and confidential information, as well as other exclusive manufacturing processes and proprietary process knowledge and technology, both internally developed and acquired. We develop and acquire new proprietary technologies on an ongoing basis, some of which may expire in the future. We believe that the loss or expiration of any single IP right would not have a material effect on our results of operations or financial condition.

As of December 31, 2025, we own    issued patents, which will expire between    and    , and have    pending patents. Additionally, as of December 31, 2025, we have    trademark applications, of which    have been issued and    of which are pending.

Manufacturing and Facilities

Our manufacturing operations are built around specialized process knowledge and precision engineering capabilities developed over decades of producing mission-critical components. Our manufacturing footprint is designed to support a comprehensive mix of complex, engineered components at scale with consistent quality, reliability, and delivery. Our facilities employ advanced machining, assembly, and testing processes that enable us to reliably deliver products with tight tolerances and consistent performance. We emphasize accuracy, repeatability, and quality in every step of production, which is reflected in the durability and performance of our products. Our operations are designed to be efficient and capital-disciplined, leveraging a lean, entrepreneurial approach that drives continuous improvement and cost productivity.

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Our manufacturing footprint spans a global network of facilities, each focused on distinct product families and process expertise. This distributed structure enhances resilience and ensures that no single site represents a material dependency for our overall production capacity. We operate 69 facilities across North America, Europe and Asia. Our footprint is primarily leased, with 42 leased facilities in the U.S. and 10 leased facilities internationally, providing flexibility and scalability. We own 10 facilities in the U.S. and seven facilities internationally.

Most of our facilities integrate manufacturing, engineering, distribution, and administrative activities under one roof, supporting close collaboration and operational efficiency. Our manufacturing footprint is organized such that each facility is typically dedicated to specific product families and process expertise, enhancing operational focus and reducing reliance on any single location. Each site is well maintained and appropriately equipped to meet current and anticipated production needs, and we believe our existing footprint provides ample capacity to support growth for the foreseeable future.

Raw Materials

We source a diverse range of raw materials and manufactured components from a broad network of qualified suppliers. We believe our supply chain is well-established and that most key materials and components are readily available from multiple sources at competitive prices. Our long-standing supplier relationships and disciplined procurement practices help ensure continuity of supply and cost efficiency. While temporary disruptions in raw material availability or pricing can occur, we do not believe the loss of any single supplier would have a material long-term effect on our operations. We actively manage inventory levels to maintain operational flexibility while minimizing excess working capital, and we continually monitor input markets to mitigate inflationary and availability pressures. In the limited cases where specific materials or components require specialized certifications – such as those subject to aerospace and defense qualification standards – we work closely with our suppliers and customers to ensure compliance and continuity.

Human Capital Resources

As of October 31, 2024, Arxis employed approximately 5,766 people. Of our total workforce, approximately 71% are based in the U.S., 23% in Europe, and 6% in other regions. Approximately 763 employees are covered by collective bargaining agreements or works council arrangements, primarily in Germany, Czech Republic and Canada, and we have not experienced any material labor disruptions. The remainder of our workforce is not unionized.

We believe our ability to attract, develop, and retain highly skilled employees – particularly engineers, technicians, and operations professionals – is a key driver of our success. We place significant emphasis on talent development and have strong incentive structures in place that align individual performance with our long-term objectives. Our employee relations are strong across our global operations, reflecting a culture of engagement, accountability, and shared commitment to safety and performance. We believe our workforce is well positioned to support continued growth across our platform.

Seasonality

We do not believe that our revenues are subject to significant seasonal variation.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. See “Risk factors—Risks Related to Government Regulation and Legal Matters—Litigation and other proceedings may adversely affect our business.” See “Note 14. Commitments and Contingencies” to the Arxis Combined Financial Statements included elsewhere in this prospectus for a summary of legal proceedings to which we are a party.

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MANAGEMENT

Biographical Information of Our Executive Officers and Directors

The following table provides information regarding persons who will serve as our executive officers and directors upon the completion of the offering:

Name	Age (1)	Position(s)
Kevin Perhamus		President, Chief Executive Officer and Director
Azad Badakhsh		Chief Financial Officer and Treasurer
Rajeev Amara		Director
Shyam Ravindran		Director

(1)	Ages are provided as of December 31, 2025.

Kevin Perhamus has served as our President and Chief Executive Officer since inception, having served as CEO of Arxis predecessors Quantic and Qnnect. He previously held pivotal leadership roles as CEO of Winchester Interconnect and spent a combined 17 years in roles at Teradyne and Amphenol (which acquired Teradyne’s Connection Systems Division). He holds a Bachelor of Science in Chemical Engineering from the University of New Hampshire and a Master of Business Administration from the Questrom School of Business of Boston University. We believe that Mr. Perhamus’ leadership of our business and experience in our industry make him a valuable member of our Board of Directors.

Azad Badakhsh has served as our Chief Financial Officer and Treasurer since March 2025. Previously, he was a Managing Director at Moelis & Company for more than nine years. Previously, Azad was a Vice President and Senior Vice President at Moelis & Company and held multiple positions at UBS Investment Bank. He holds a Bachelor of Science in Economics with concentrations in finance and accounting from the Wharton School at the University of Pennsylvania.

Rajeev Amara has served as a member of the board of directors of each of the Arxis Businesses since they were under Arcline ownership and our board of directors since formation. Since 2018, he has served as the Chief Executive Officer of our Sponsor. Previously, he was a managing director at Golden Gate Capital for more than a decade. He holds a Bachelor of Science in Economics from the Wharton School. We believe that Mr. Amara’s leadership of our business and experience in our industry makes him a valuable member of our board of directors.

Shyam Ravindran has served as a member of the board of directors of each of the Arxis Businesses since they were under Arcline ownership and our board of directors since formation. Since 2018, he has served as the President of our Sponsor. Previously, he was a principal at Golden Gate Capital, where he worked for more than a decade. He holds a Bachelor of Science in Management Science and Engineering from Stanford University. We believe that Mr. Ravindran’s leadership of our business and experience in our industry makes him a valuable member of our board of directors.

Relationships

There are no familial relationships between any of our executive officers and directors.

Director Independence

Our board has determined that each of     ,      and     , is independent under      listing standards. As a controlled company, we intend to avail ourselves of the exemption from the requirement that a majority of the board of directors consist of independent directors.

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Board Composition

Upon completion of the offering, our board of directors will consist of      members. In accordance with our amended and restated certificate of incorporation and bylaws, the size of our board of directors will be determined from time to time by the board of directors within the range included in the amended and restated certificate of incorporation. Our directors will initially be subject to annual elections. However, after our Sponsor and its permitted transferees cease to beneficially own common stock representing a majority of the total voting power of our outstanding common stock, our directors will be divided into three classes, serving staggered three-year terms. See “Description of Capital Stock—Board Composition; Election and Removal of Directors.” In addition, in connection with this offering, we intend to enter into a stockholders’ agreement with our Sponsor, pursuant to which our Sponsor will have certain director nomination rights as long as our Sponsor and its permitted transferees beneficially own common stock representing at least 10% of the total voting power of our outstanding common stock. See “Certain Relationships and Related-Party Transactions—Stockholders’ Agreement.”

Board Committees

Our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

The members of our audit committee will be      (chair),      and     . The composition of our audit committee meets the requirements for independence under the    listing standards and SEC rules and regulations. Our board of directors has determined that each member of our audit committee is financially literate. In addition, our board of directors has determined that      is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related-party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee will be      (chair),      and     . Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act. As a controlled company, we intend to avail ourselves of the exemption from the requirement that we have a

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compensation committee that is composed entirely of independent directors. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee will be      (chair),      and     . As a controlled company, we intend to avail ourselves of the exemption from the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors;

•	overseeing our corporate governance practices, including our corporate governance framework and corporate social responsibility practices; and

•	assisting our board of directors on corporate governance matters.

Controlled Company Status

After the consummation of this offering, we will be a “controlled company” under    corporate governance standards. Under the    corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. We intend to avail ourselves of certain of these exemptions available to controlled companies, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the    corporate governance standards.

Code of Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in our SEC filings.

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Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

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EXECUTIVE AND DIRECTOR COMPENSATION

As described elsewhere in this prospectus, Arxis is a consolidated entity made up of the Pre-IPO Entities. While Arxis has engaged in preliminary discussions regarding its anticipated compensation and benefit programs and policies, neither Arxis nor our board of directors has made any determinations with respect to the compensation and benefits applicable to the individuals who will serve as our executive officers following this offering, other than as specifically noted below. Decisions regarding our compensation and benefits programs applicable to those of our employees who will serve as our executive officers, including those who will be our named executive officers, will continue to be discussed and developed as we transition to becoming a public company.

Information regarding the historical compensation paid prior to the Reorganization to those persons who will become our executive officers, including our named executive officers, upon completion of this offering is not indicative of the compensation that will be provided to those executive officers following the completion of this offering, as they will have significantly different roles and responsibilities with respect to our consolidated company following this offering. As of the date of this prospectus, we anticipate that Kevin Perhamus, who will serve as our President and Chief Executive Officer, and Azad Badakhsh, who will serve as our Chief Financial Officer and Treasurer, will be named executive officers of Arxis. Prior to the Reorganization, Mr. Perhamus served as the Chief Executive Officer of Qnnect and Quantic, while Mr. Badakhsh is a newly appointed executive who was hired to serve as Chief Financial Officer of Arxis, but who did not have a specific role with any of our Pre-IPO Entities. In the case of Mr. Perhamus, his historical compensation with Qnnect and Quantic, including short-term and long-term incentive compensation, was set based on the specific business goals and objectives of individual entities that do not represent Arxis as a whole. In addition, following this offering, Mr. Perhamus, along with the rest of the Arxis management team, will devote his time and attention and Arxis’ financial resources to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of Arxis. While the compensation strategy to be established by our compensation committee is not known at this time, it will reflect the size, business segment, growth opportunity and operational strategy, among other factors, applicable to Arxis as a whole, each of which is different from that of the individual Pre-IPO Entities. Accordingly, the historical compensation provided to the individual management teams of each Pre-IPO Entity is not indicative of the prospective compensation to be provided for the management services these individuals will be providing to Arxis following this offering. As a result, we have not included information regarding the compensation paid and other benefits provided to those individuals, including our named executive officers, by the Pre-IPO Entities for fiscal year 2025 or any previous fiscal year. In the case of Mr. Badakhsh, who was hired with the intent that he would serve as Chief Financial Officer of Arxis, we have entered into an offer letter with him providing for his compensation and benefits in that role, the terms of which are described below.

Named Executive Officers

As noted above, effective upon completion of this offering, we expect that the following individuals will be named executive officers of Arxis (collectively, the “named executive officers”). As we continue to analyze and make determinations with respect to the individuals who will comprise the executive officers of Arxis, we will identify additional individuals who we expect will comprise our remaining named executive officers for fiscal year 2025.

•	Kevin Perhamus, Chief Executive Officer

•	Azad Badakhsh, Chief Financial Officer

Any compensation decisions for our named executive officers prior to this offering were made by the Pre-IPO Entities, as applicable. Executive compensation decisions following this offering will be made by our compensation committee, under the compensation and benefit plans, programs and policies that will be adopted by Arxis.

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Future Compensation and Benefit Plan Arrangements

Arxis is in the process of developing certain compensation and benefit plan arrangements to be adopted by Arxis in connection with this offering, including, but not limited to, an omnibus equity incentive plan. Any decisions regarding the future compensation and benefit plan arrangements of Arxis that are currently known are described in further detail below. We expect that more detailed disclosure will be provided in subsequent filings as these arrangements continue to be more fully developed and adopted.

Agreements with Named Executive Officers

Chief Financial Officer Offer Letter

In January 2025, Qnnect entered into an offer letter with Mr. Badakhsh to serve as the Chief Financial Officer of Arxis. The offer letter provides for Mr. Badakhsh’s annual base salary, target bonus opportunity and participation in Qnnect welfare benefit plans. In addition, the offer letter provides for Mr. Badakhsh’s receipt of incentive unit awards in each of the Pre-IPO Entities, as described in more detail under “Arxis Equity Incentive Arrangements” below.

The offer letter further provides for a cash severance payment to Mr. Badakhsh in the event of a termination of his employment by Qnnect without cause or by him with good reason (each as defined in the offer letter), in the amount of nine months of base salary plus a pro-rata target bonus for the year of termination (subject to Mr. Badakhsh’s execution and non-revocation of a release of claims). Mr. Badakhsh is subject to customary confidentiality, assignment and protection of IP and non-disparagement covenants, as well as non-competition and non-solicitation restrictions during employment and for a period of two years thereafter.

Severance Policies

In connection with this offering, subject to approval by our board of directors or compensation committee, we intend to adopt a severance policy applicable to our employees, including our named executive officers.

Cash Incentive Program

In connection with this offering, subject to approval by our board of directors or compensation committee, we intend to adopt an annual cash-based incentive bonus program which will govern the grant of annual cash bonuses to our named executive officers after the completion of this offering.

Arxis Equity Incentive Arrangements

In connection with this offering, we intend to adopt, subject to approval by our board of directors and stockholders, an omnibus equity incentive plan under which we may grant equity incentive awards to eligible service providers in order to attract, motivate and retain talent following the completion of this offering.

Pre-IPO Incentive Units

Each of our named executive officers holds incentive unit awards in one or more of our Pre-IPO Entities. These awards are made in the form of incentive units in the applicable Pre-IPO Entity’s management aggregator which correspond to incentive units in the applicable Pre-IPO Entity, and are intended to be treated as “profits interests” for U.S. federal income tax purposes. Mr. Perhamus holds incentive unit awards which relate to Class B units in each of Qnnect, Quantic, Kaman and IPS and Mr. Badakhsh holds incentive unit awards in each Pre-IPO Entity that relate to Class B units in each of Qnnect, Quantic, Kaman and IPS.

The incentive unit awards are subject generally to both a service-based vesting condition and a performance-based vesting condition, with 50% (or 75% in the case of Mr. Perhamus) of the applicable award service vesting

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in equal annual installments over five years from the applicable grant date (subject to continued employment through each vesting date), and 50% (or 25% in the case of Mr. Perhamus) of the award vesting upon the occurrence of an approved sale event (subject to continued employment through such date), based on the achievement of the investment funds affiliated with Arcline capital contributions over the applicable award participation threshold.

In connection with this offering, it is expected that each outstanding incentive unit award that is service-vested at such time will convert into shares of our Class A common stock, and each outstanding incentive unit award that is unvested at such time (including the portion of such award subject to the performance-based vesting condition) will convert into restricted stock with respect to shares of our Class A common stock that remain subject only to the service-based vesting condition as follows: (i) any portion of the related incentive unit award that remained subject to the service-based vesting condition will continue to vest over the original vesting schedule that applied to the award and (ii) the portion of the related incentive unit award that remained subject to the performance-based vesting condition will service vest over three years beginning on the later of (x) the one-year anniversary of the closing of this offering and (y) the three-year anniversary of the applicable vesting commencement date set forth in the individual’s award agreement. All performance-based vesting conditions applicable to the incentive unit awards prior to this offering will be eliminated once we are a public company, and any shares of our Class A common stock held by our employees as a result of this conversion will be subject to applicable lock-up restrictions.

Retirement and Health and Welfare Benefits

In connection with the Reorganization, we intend to adopt a tax-qualified defined contribution 401(k) plan and customary health and welfare plans in which our employees, including our named executive officers, are eligible to participate.

Clawback Policy

In connection with this offering, we intend to adopt an incentive compensation recovery policy, or a clawback policy, which is compliant with the applicable stock exchange listing rules, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Non-Employee Director Compensation

Prior to completion of this offering, we intend to adopt, subject to approval by our board of directors, a non-employee director compensation policy will govern the annual compensation paid to our non-employee directors following this offering. We expect that our non-employee director compensation program will generally provide our non-employee directors with an annual cash retainer for service on the board of directors, additional cash retainers for service as chairperson of a committee of our board and an annual equity incentive award under our omnibus equity incentive plan granted in connection with our annual meeting of shareholders.

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CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock (whom we refer to as our related parties) had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive and Director Compensation.”

Arxis

Consulting and Advisory Agreements

We have consulting and advisory agreements with Arcline. The agreements expire upon the mutual agreement of Arcline and the Company. For the years ended December 31, 2024 and 2023, we incurred $2.2 million and $1.8 million, respectively, and paid $0.9 million and $1.5 million, respectively, for consulting services. As of December 31, 2024, unpaid fees related to these agreements were $1.1 million.

Payables and Loans due to Related Parties

As of December 31, 2024, we had $49.6 million of loans due to affiliates of Arcline.

As part of the Arxis Businesses Transaction, we assumed outstanding notes payable due to an affiliate of Arcline of $5.5 million, which is unsecured and due in April 2030. The notes are interest-bearing at SOFR plus 3.50% and mature in six years on April 19, 2030 with outstanding principal and interest due at that time.

As part of the Arxis Businesses Transaction, we also assumed an outstanding payable due to an affiliate of Arcline of $8.0 million. During the year ended December 31, 2024, we entered into additional payables with the affiliate of $15.0 million and repaid $5.0 million. As of December 31, 2024, the outstanding payables amounted to $18.0 million.

In March 2021, we entered into a note payable with an affiliate of Arcline in the amount of $5.0 million. This note matured and all principal and interest were paid in full in August 2023.

Receivables due from Related Parties

As part of the Arxis Businesses Transaction, we acquired certain notes receivable from an affiliate of Arcline of $5.0 million.

We have entered into notes receivable with certain executives of the Company. In April 2023, we entered into a note receivable for $1.0 million. In October 2024, we entered into additional notes totaling $14.5 million. As part of the Arxis Businesses Transaction, we acquired additional notes receivable totaling $7.5 million. The notes are interest-bearing at the long-term applicable federal rate as of the date of issuance. The notes mature in ten years from the date of issuance, or earlier under certain triggering events, with outstanding principal and interest due at that time. The notes are secured by vested MIUs of the respective executive. The notional of the outstanding notes as of December 31, 2024 was $23.0 million. These notes will be repaid in full prior to the public filing of the registration statement of which this prospectus forms a part.

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Leases

We lease certain manufacturing facilities and transportation equipment under operating leases with affiliates of Arcline. Total related party lease payments were approximately $1.4 million and $0.9 million for the years ended December 31, 2024 and 2023, respectively.

Transition Services Agreements

As of December 31, 2024, we had $2.0 million of receivables due from affiliates of Arcline recorded for services provided under transition service agreements (“TSAs”). These amounts relate to technology, finance, human resources, and payroll support and are expected to be billed and collected within twelve months. During the year ended December 31, 2024 we recognized $2.8 million of income related to these TSAs.

Connector

Consulting and Advisory Agreements

Connector has consulting and advisory agreements with Arcline, an affiliate of Connector’s majority shareholder, Arxis. The agreements expire upon the mutual agreement of Arcline and Connector. For the period from January 1, 2024 through September 29, 2024, Connector incurred $0.5 million and paid $0.9 million for consulting services and expense reimbursements. For the year ended December 31, 2023, Connector incurred $0.6 million and paid $0.2 million for consulting services and expense reimbursements.

Leases

Connector leases certain facilities and transportation equipment from related parties. Total related party lease payments totaled approximately $1.5 million and $1.6 million for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively.

Receivables due from Related Parties

During the period from January 1, 2024 through September 29, 2024, Connector entered into notes receivable with certain executives of Connector totaling $7.5 million. The notes are interest-bearing at the long-term applicable federal rate as of the date of issuance. The notes mature in ten years with outstanding principal and interest due at that time. The notes are secured by the related parties’ MIUs. These notes were assumed by Arxis as part of the Arxis Businesses Transaction.

Reorganization

Immediately prior to the completion of this offering, we intend to effect the Reorganization. See “Prospectus Summary—Reorganization.”

Stockholders’ Agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with our Sponsor, pursuant to which our Sponsor will have certain director nomination rights, consent rights and information rights. The following description is a summary of the material terms of the stockholders’ agreement. Reference is made to the more detailed provisions of, and the description is qualified in its entirety by reference to, the stockholders’ agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Director Nomination Rights. We will be required to nominate a number of individuals designated by our Sponsor for election as our directors at any meeting of our stockholders (each, a “Sponsor Director”) such that, upon the election of such individual and each other individual nominated by or at the direction of our board of

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

directors or a duly authorized committee of our board of directors as directors of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (i) if our Sponsor (including its permitted transferees) beneficially owns common stock representing at least 50% of the total voting power of our outstanding common stock, 50% of the total number of directors comprising our board of directors, (ii) if our Sponsor (including its permitted transferees) beneficially owns common stock representing at least 40% but less than 50% of the total voting power of our outstanding common stock, 40% of the total number of directors comprising our board of directors, (iii) if our Sponsor (including its permitted transferees) beneficially owns common stock representing at least 30% but less than 40% of the total voting power of our outstanding common stock, 30% of the total number of directors comprising our board of directors, (iv) if our Sponsor (including its permitted transferees) beneficially owns common stock representing at least 20% but less than 30% of the total voting power of our outstanding common stock, 20% of the total number of directors comprising our board of directors and (v) if our Sponsor (including its permitted transferees) beneficially owns common stock representing at least 10% but less than 20% of the total voting power of our outstanding common stock, 10% of the total number of directors comprising our board of directors, in each case, with the number of directors that our Sponsor has the right to nominate rounded up to the nearest whole number. In the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a Sponsor Director, we will nominate an individual designated by our Sponsor for election to fill the vacancy. In the event our Sponsor ceases to have the right to nominate any Sponsor Director, if requested by our board of directors, the Sponsor Directors then serving on our board of directors shall offer to resign from our board of directors. The director nomination rights will terminate upon our Sponsor (and its permitted transferees) ceasing to beneficially own common stock representing at least 10% of the total voting power of our outstanding common stock.

Consent Rights. Our Sponsor will have consent rights over specified actions, which we will not take without our Sponsor’s prior written consent, including (i) effectuating a merger or other transaction that, if consummated, would constitute a “change in control” (as defined in the stockholder’s agreement) or definitive agreement or series of related agreements that govern such a transaction, (ii) effectuating a liquidation, dissolution or winding-up of our company, (iii) subject to certain exceptions, authorizing or issuing of any shares of capital stock or any securities convertible into or exercisable or exchangeable for any shares of capital stock, (iv) declaring or paying any dividends on shares of capital stock, (v) subject to certain exceptions, redeeming, repurchasing or otherwise acquiring shares of capital stock, (vi) approving or modifying our annual operating budget and expenditures that would exceed a specified percentage of total budget, (vii) acquiring or disposing of any asset or business with a value of more than a specified threshold, (viii) incurring any indebtedness exceeding a specified threshold, (ix) making of investments exceeding a specified threshold, (x) subject to certain exceptions, entry into related-party transactions, (xi) effectuating any material change in the nature of the business or operations of our company and our subsidiaries, taken as a whole, (xii) subject to certain exceptions, adopting any equity compensation arrangements and entry into employment agreements that provide for compensation over a specified threshold, (xiii) changing in our chief executive officer and other specified employees, (xiv) amending, modifying or repealing, our certificate of incorporation and bylaws, (xv) increasing the size of our board of directors, (xvi) adopting any stockholder rights plan or similar takeover defense measure, (xvii) change in our independent registered public accounting firm and, subject to certain exceptions, our counsel, (xviii) changing our fiscal year and (xix) voluntarily delisting our Class A common stock from     . The consent rights will terminate upon our Sponsor (and its permitted transferees) ceasing to beneficially own common stock representing at least 10% of the total voting power of our outstanding common stock.

Information Rights. Our Sponsor will have certain information rights, including access to (i) monthly financial information within a specified period after the end of each month, (ii) quarterly financial statements within a specified period after the end of each quarter, (iii) annual budgets and financial projections that are provided to our board of directors, (iv) earnings materials prior to public use, (v) our books, records, properties, personnel and advisors as our Sponsor may reasonably request and (vi) any other information and data that our Sponsor may reasonably request. The information rights will terminate upon our Sponsor (and its permitted transferees) ceasing to beneficially own common stock representing at least 10% of the total voting power of our outstanding common stock.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with entities affiliated with our Sponsor. The following description is a summary of the material terms of the registration rights agreement. Reference is made to the more detailed provisions of, and the description is qualified in its entirety by reference to, the registration rights agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Demand Registration. Subject to certain exceptions, such holders may request that we effect a non-shelf registration with respect to all or any portion of their shares subject to registration rights. We are not obligated to effect more than    such registrations within any 12-month period.

Shelf Registration. Subject to certain exceptions, at a time that we are eligible to use such form, such holders may request that we effect a shelf registration with respect to all or any portion of their shares subject to registration rights. We are not obligated to effect more than two such registrations within any 12-month period. Subject to certain exceptions, with respect to shares registered pursuant to a shelf registration statement, such holders may request that we effect takedowns of such shares. We are not obligated to effect more than    such takedowns within any 12-month period.

Piggyback Registration. Subject to certain exceptions, in the event that we propose to register any of our securities under the Securities Act, either for our account or for the account of our other security holders, holders will be entitled to certain piggyback registration rights allowing each to include its shares in the registration.

Expenses and Indemnification. We will pay all registration expenses (including certain expenses of counsel for selling holders) in connection with effecting any demand registration, shelf registration, shelf takedown and piggyback registration. The registration rights agreement contains customary indemnification and contribution provisions, including with respect to liabilities under the Securities Act.

Term. Any securities covered by the registration rights agreement will no longer be entitled to registration rights if such securities have been disposed of pursuant to an effective registration statement or Rule 144, can be immediately sold under Rule 144 without any volume or manner of sale restrictions thereunder or cease to be outstanding.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements provide that we will hold harmless and indemnify each indemnitee against all expenses and losses actually and reasonably incurred by him or her by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in each case, to the fullest extent permitted under applicable law.

Policy Concerning Related-Party Transactions

In connection with this offering, our board of directors will adopt a written policy for the review of any transaction, arrangement or relationship (or any series of similar transactions, arrangements, or relationships) or any proposed transaction, arrangement or relationship, in which we are or will be a participant and in which a related party has or will have a direct or indirect material interest and the aggregate amount involved exceeds $120,000.

If a related party proposes to enter into such a transaction, arrangement or relationship, which we refer to as a related-party transaction, such related party must report the proposed related-party transaction to our audit

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

committee. The policy calls for the proposed related-party transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider relevant facts and circumstances. The audit committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the audit committee is not a disinterested person with respect to the related-party transaction under review, that member will be excluded from the review and approval or rejection of such related-party transaction. If we become aware of an existing related-party transaction which has not been approved under the policy, the matter will be referred to the audit committee. The audit committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the audit committee to consummate a related-party transaction, the chair of the audit committee may approve such transaction in accordance with the related-party transaction policy. Any such approval must be reported to the audit committee at its next regularly scheduled meeting.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of     , 2026 after giving effect to the Reorganization by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of any class of our capital stock;

•	each of our executive officers and directors and persons nominated to serve in such positions; and

•	all executive officers and directors and persons nominated to serve in such positions as a group.

In accordance with the rules of the SEC, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of options or the vesting of RSUs, within 60 days of     , 2026. Shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of     , 2026 or subject to RSUs that vest within 60 days of     , 2026 are considered outstanding and beneficially owned by the person holding such options or RSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated below, the business address for each beneficial owner is c/o Arxis, Inc., 1332 Blue Hills Avenue, Bloomfield, CT 06002.

	Class A Common Stock Before this Offering		Class B Common Stock Before this Offering		Percentage Voting Power Before this Offering	Class A Common Stock After this Offering		Class B Common Stock After this Offering		Percentage Voting Power After this Offering
Name	Number	Percentage	Number	Percentage		Number	Percentage	Number	Percentage
Principal Stockholders:
Arcline Investment Management(1)
Directors and Executive Officers:
Kevin Perhamus
Azad Badakhsh
Rajeev Amara
Shyam Ravindran
All directors and executive officers as a group ( persons)
*	Less than 1%.
(1)

Represents (i)    shares of Class B common stock held by Arcline Double Eagle Master Fund LP and (ii)    shares of Class B common stock held by Arcline Double Eagle Master Fund-A LP. Arcline Double Eagle GP Holdco LP is the general partner for both Arcline Double Eagle Master Fund LP and Arcline Double Eagle Master Fund-A LP.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws that will be effective immediately prior to the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and the General Corporation Law of the State of Delaware.

General

Our authorized capital stock consists of (i)      shares of common stock, which is divided into three series, consisting of      shares of Class A common stock, par value $0.01 per share;      shares of Class B common stock, par value $0.01 per share, and     shares of Class C common stock, par value $0.01 per share, and (ii)      shares of preferred stock, par value $0.01 per share.

Common Stock

Except as otherwise expressly provided by our certificate of incorporation or required by applicable law, shares of Class A common stock, Class B and Class C common stock have the same rights, powers, and privileges and rank equally, share ratably, and are identical in all respects as to all matters.

Voting Rights. Except as otherwise expressly provided by our certificate of incorporation or required by applicable law, holders of our common stock vote together as a single class. Except as otherwise expressly provided by our certificate of incorporation or required by applicable law, (i) each holder of Class A common stock, as such, is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote, (ii) each holder of Class B common stock, as such, is entitled to     votes for each share of Class B common stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and (iii) each holder of Class C common stock, as such, is not entitled to vote on and does not have any voting power with respect to shares of Class C common stock held of record by such holder on any matter on which stockholders generally are entitled to vote.

Dividend Rights. Whenever a dividend is paid to the holders of Class A common stock, Class B common stock or Class C common stock then outstanding, we will also pay to the holders of each other series of common stock then outstanding an equal dividend per share on an equal priority, pari passu basis, unless different treatment of the shares of such series is or has been approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon and by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class C common stock entitled to vote thereon, each voting separately as a class; provided, however, that (x) if the dividend is paid in the form of shares of Class A common stock, Class B common stock or Class C common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of Class A common stock, Class B common stock or Class C common stock), then the holders of Class A common stock will receive shares of Class A common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of Class A common stock), holders of Class B common stock will receive shares of Class B common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of Class B common stock), and holders of Class C common stock will receive shares of Class C common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of Class C common stock) with each share of common stock receiving an identical number of shares of common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of common stock), (y) if the dividend is paid in our securities other than those in clause (x), then the holders of

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Class A common stock, Class B common stock or Class C common stock will receive identical securities on an equal per share basis and (z) if the dividend is paid in securities other than our securities, then the holders of Class A common stock, Class B common stock and Class C common stock will either receive identical securities on an equal per share basis or receive different classes or series of securities on an equal per share basis, provided that such different classes or series of securities do not differ in any respect other than their relative voting rights, with holders of Class B common stock receiving the class or series of securities having higher relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class A common stock, holders of Class A common stock receiving securities of a class or series having lesser relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class B common stock and holders of Class C common stock receiving the class or series of securities having no voting rights.

Rights Upon Liquidation. In the event of liquidation, dissolution, or winding-up, after payment or provision for payment of the debts and liabilities and subject to the payment in full of the preferential or other amounts to which any series of preferred stock are entitled, shares of Class A common stock, Class B common stock and Class C common stock will be treated equally, identically and ratably, on a per share basis, and be entitled to receive an equal amount per share of all the assets of whatever kind available for distribution to holders of shares of any class of capital stock, unless different treatment of the shares of each such series is or has been approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon and by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class C common stock entitled to vote thereon, each voting separately as a class.

Mergers and Consolidations. In connection with any merger or consolidation with or into any other entity, or any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, shares of Class A common stock, Class B common stock and Class C common stock will be treated equally, identically and ratably, on a per share basis, including with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to holders of common stock, unless different treatment of the shares of each such series is or has been approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon and by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class C common stock entitled to vote thereon, each voting separately as a class; provided, however, the holders of Class A common stock, Class B common stock and Class C common stock will be deemed to have been treated equally, identically and ratably, on a per share basis if such holders receive different classes or series of securities on an equal per share basis, provided that such different classes or series of securities do not differ in any respect other than their relative voting rights, with holders of Class B common stock receiving the class or series of securities having higher relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class A common stock, holders of Class A common stock receiving securities of a class or series having lesser relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class B common stock, and holders of Class C common stock receiving the class or series of securities having no voting rights. In determining whether shares of Class A common stock, Class B common stock or Class C common stock are treated equally, identically and ratably, on a per share basis, the following will not be considered: (i) any consideration to be paid to or received by a holder of common stock pursuant to any indemnification, bona fide employment, consulting, severance, or similar services arrangement and (ii) any consideration to be paid to or received by a holder of common stock pursuant to any negotiated agreement between such holder (or any affiliate thereof) with any counterparty (or affiliate thereof) to such merger, consolidation, or other transaction wherein such holder (or affiliate thereof) is contributing, selling, transferring or otherwise disposing of shares of our capital stock to such counterparty (or affiliate thereof), or such shares are being converted or exchanged, as part of a “rollover” or similar transaction in connection with such merger, consolidation or other transaction.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Reclassification, Split, Subdivision or Combination. If we reclassify, split, subdivide, or combine the outstanding shares of Class A common stock, Class B common stock or Class C common stock, the outstanding shares of each other series of common stock will concurrently therewith be proportionately reclassified, split, subdivided or combined in a manner that maintains the same proportionate equity ownership among the holders of the outstanding shares of Class A common stock, the holders of the outstanding shares of Class B common stock and the holders of the outstanding shares of Class C common stock on the record date for such reclassification, split, subdivision, or combination, as the case may be.

Conversion, Exchange and Transferability. Shares of Class A common stock are not convertible into any other class of shares.

Each outstanding share of Class B common stock may at any time, at the option of the holder, be converted into one share of Class A common stock. In addition, each outstanding share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest to occur of: (i) a transfer other than to a “permitted transferee” described in our certificate of incorporation of such share of Class B common stock, (ii) such Class B common stock being held by a person other than a “permitted transferee” described in our certificate of incorporation, (iii) the approval of such conversion by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, voting separately as a class, and the satisfaction or occurrence of any condition or event on which such conversion is contingent, as specified in such approval, and (iv) 5:00 p.m., New York time, on the first business day after the date on which outstanding shares of Class B common stock constitutes less than 10% of the aggregate number of outstanding shares of common stock. “Permitted transferees” include (i) any fund controlled by our Sponsor, (ii) any affiliate of our Sponsor (including its founding partners) and (iii) any entity controlled by any affiliate of our Sponsor. Once converted into Class A common stock, the Class B common stock may not be reissued.

Our Class C common stock will automatically convert into Class A common stock on a one-for-one basis following the earliest of (i) the conversion or exchange of all then-outstanding shares of our Class B common stock into shares of our Class A common stock or (ii) the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock. We have no current plans to issue any Class C common stock.

Other Rights. The holders of our common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Board Composition; Election and Removal of Directors

Our board of directors will consist of between three and      directors. The exact number of directors will be fixed from time to time by resolution of the board. Subject to the stockholders’ agreement, any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Initially, our board of directors will consist of a single class, serving a one-year term. Directors may be removed by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

In the event that our Sponsor and its permitted transferees cease to beneficially own common stock representing a majority of the total voting power of our outstanding common stock, our directors will be divided into three classes, serving staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our bylaws provide that, after our Sponsor and its permitted transferees cease to beneficially own common stock representing a majority of the total voting power of our outstanding common stock, holders of our common stock will not be able to act by written consent without a meeting.

Stockholder Meetings

Our amended and restated certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by our Chief Executive Officer, the chairperson of our board of directors, our board of directors and the holders of a majority of the then-outstanding shares of Class B common stock. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Forum Selection

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws or as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. federal courts are the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and to have consented to these forum selection provisions.

These forum selection provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware and limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While Delaware courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

forum selection provisions contained in our certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Amendment of Certificate of Incorporation

The provisions of our amended and restated certificate of incorporation described under “ —Common Stock,” “ —Amendment of Bylaws,” “ —Board Composition; Election and Removal of Directors,” “ —Stockholder Meetings” and “ —Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the total voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with the affirmative vote of a majority of directors in any manner not inconsistent with Delaware law or our certificate of incorporation or the affirmative vote of holders of 75% of the total voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not fewer than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. In order to submit a nomination for our board of directors, a stockholder must submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation provides that no director or officer will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except as required by applicable law, as in effect from time to time. Currently, the Delaware General Corporation Law requires that liability be imposed for the following:

•	a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our stockholders;

•	a director’s or officer’s act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	a director’s unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law;

•	a director or officer for any transaction from which the director or officer derived an improper personal benefit; and

•	an officer in any action by or in the right of our company.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, we will indemnify any director or officer of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of our Sponsor or non-employee directors or any of their respective affiliates (collectively, the “Identified Persons”) shall (i) have any duty to refrain from directly or indirectly engaging in the same or similar business activities or lines of business in which we or any of our affiliates engages or proposes to engage or otherwise competing with us or any of our affiliates or (ii) be liable to us or our stockholders or affiliates for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, we renounce any interest or

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and us and our affiliates, other than those that are offered to any non-employee director if such opportunity is expressly offered to such person solely in his or her capacity as our director. Subject to the proviso in the foregoing sentence, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, herself or himself and us or our affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to us or our affiliates and shall not be liable to us or our stockholders or affiliates for breach of any fiduciary duty as our stockholder, director or officer solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

We have applied to list our Class A common stock on the    under the symbol “ARXS.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is     .

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our Class A common stock that is (or is treated as):

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the U.S. for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the U.S. for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our Class A common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend upon the status of the partner or beneficial owner, the activities of the entity, and certain determinations made at the partner or beneficial owner level. If you are a partnership, partner, or a beneficial owner in a partnership or other pass-through entity, you should consult your own tax adviser regarding the particular U.S. federal income and estate tax consequences applicable to you of the ownership and disposition of our Class A common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”) administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local, or non-U.S. taxation, or any taxes other than income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, or non-U.S. taxing jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our Class A common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our Class A common stock (but not below zero) and then will be treated as gain from the sale of our Class A common stock, as described below under “—Gain on Disposition of Class A Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA Withholding Tax”), you will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

maintained by you in the U.S.), you will generally be taxed on the dividends in the same manner as if you were a U.S. person as defined under the Code. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Class A Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA Withholding Tax,” you generally will not be subject to U.S. federal income withholding tax on gain realized on a sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the U.S.); or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

If you recognize gain on a sale or other disposition of our Class A common stock that is effectively connected with your conduct of a trade or business in the U.S. (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the U.S.), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Distributions paid to you and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You will not be subject to backup withholding on dividends received if you certify under penalty of perjury that you are a non-U.S. person, such as by furnishing a valid applicable IRS Form W-8, or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale or other disposition of our Class A common stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless you comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS in a timely manner.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

FATCA Withholding Tax

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), payments of dividends on and the gross proceeds of dispositions of our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Under proposed regulations promulgated by the U.S. Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax adviser regarding the possible implications of this withholding tax on your investment in our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares of Class A common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have      shares of Class A common stock outstanding (or      shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full),      shares of Class B common stock outstanding and no shares of Class C common stock outstanding. All shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. After the expiration of the contractual lock-up period described below, to the extent applicable, these shares may be sold in the public market only if registered or pursuant to an exemption under Rule 144 or 701, each of which is summarized below.

Rule 144

In general, a person who has beneficially owned shares of common stock that are restricted securities for at least six months would be entitled to sell such shares, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale, but this clause (ii) will not apply to the sale if such person has beneficially owned such shares for at least one year. Persons who have beneficially owned shares of common stock that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding; or

•	the average weekly trading volume of shares of Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with the minimum holding period requirement.

Equity Incentive Plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable pursuant to the exercise of outstanding options or vesting of outstanding RSUs and reserved for issuance under our stock-based compensation plans. We expect to file the registration statement or statements, which will become effective immediately upon filing, upon or shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Our directors and executive officers and substantially all of the holders of our capital stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of    days after the date of this prospectus (such period, the “restricted period”), may not, without the prior written consent of    , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant ((collectively with the Class A common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. See “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of approximately      shares of Class A common stock (or securities convertible into such shares of Class A common stock) will be entitled to various rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would enable the holders to sell these shares without restriction under the Securities Act upon the effectiveness of the registration statement. See “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.”

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Jefferies LLC

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional    shares of Class A common stock from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share of Class A common stock and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to their receipt and acceptance of the shares being offered and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for any shares of our Class A common stock or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of    for a period of days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering. The restrictions on our actions, as described above, do not apply to certain customary transactions, including .

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

The lock-up parties have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of    days after the date of this prospectus (such period, the “restricted period”), may not, without the prior written consent of    , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant ((collectively with the Class A common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise. The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain customary transactions, including .

  , in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on the   under the symbol “ARXS.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of Class A common stock

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of shares of Class A common stock. As a result, the price of shares of Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on , in the over-the-counter market or otherwise.

The company’s estimated offering and Reorganization expenses payable by the company, excluding underwriting discounts and commissions, will be approximately $     .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In particular, affiliates of certain of the underwriters are lenders under our Credit Facilities. To the extent that any of the underwriters or their affiliates are lenders under our Credit Facilities, they will receive a portion of the net proceeds of this offering in connection with the planned repayment of our Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the EU Prospectus Regulation:

a) to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

c) in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of shares shall result in a requirement for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

a) to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriter and the Company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Brazil

THE OFFER AND SALE OF THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS, OR “CVM”) AND, THEREFORE, WILL NOT BE CARRIED OUT BY ANY MEANS THAT WOULD

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

CONSTITUTE A PUBLIC OFFERING IN BRAZIL UNDER CVM RESOLUTION NO 160, DATED 13 JULY 2022, AS AMENDED (“CVM RESOLUTION 160”) OR UNAUTHORIZED DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. THE SECURITIES MAY ONLY BE OFFERED TO BRAZILIAN PROFESSIONAL INVESTORS (AS DEFINED BY APPLICABLE CVM REGULATION), WHO MAY ONLY ACQUIRE THE SECURITIES THROUGH A NON-BRAZILIAN ACCOUNT, WITH SETTLEMENT OUTSIDE BRAZIL IN NON-BRAZILIAN CURRENCY. THE TRADING OF THESE SECURITIES ON REGULATED SECURITIES MARKETS IN BRAZIL IS PROHIBITED.

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the Dubai International Financial Centre.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP. Ropes & Gray LLP is representing the underwriters.

EXPERTS

The Arxis Combined Financial Statements as of December 31, 2024 and for the year ended December 31, 2024 have been included in the registration statement in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Arxis Combined Financial Statements for the year ended December 31, 2023 and the consolidated financial statements of Connector for the period from January 1, 2024 through September 29, 2024 and for the year ended December 31, 2023 have been audited by RSM US LLP (“RSM”), an independent registered public accounting firm, as stated in their reports thereon and included in this Prospectus and Registration Statement in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On June 20, 2025, RSM was dismissed as the continuing independent accountant of SI Holdings, Inc. and Subsidiaries, Quantic Electronics, LLC and Qnnect, LLC (collectively the Companies). We previously engaged RSM to audit each of the consolidated financial statements of the Companies in accordance with generally accepted auditing standards in the United States of America (“GAAS”) as of and for the years ended December 31, 2024 and December 31, 2023. The dismissal was approved by the boards of directors of each of the Companies. RSM was subsequently engaged to audit the combined financial statements of Arcline Engineered Polymer Topco L.P. and Hawkeye TopCo L.P. for the year ended December 31, 2023 and the consolidated financial statements of Connector TopCo, L.P. for the period from January 1, 2024 through September 29, 2024 and the for the year ended December 31, 2023 in accordance with the auditing standards of the PCAOB and GAAS. The reports of RSM for the aforementioned audits did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and any subsequent interim period preceding RSM’s dismissal, there were (i) no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused RSM to make reference to the subject matter of the disagreement in connection with its report and (ii) no “reportable events” (within the meaning of Item 304(a)(1)(v) of Regulation S-K). We have provided RSM with a copy of the foregoing disclosures and have requested that RSM furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us as set forth above and, if not, stating the respects in which it does not agree. A copy of RSM’s letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On June 20, 2025, KPMG was engaged as the independent registered public accounting firm to perform combined audits of the Arxis Businesses as of and for each of the annual periods ended December 31, 2024 and 2025. During our two most recent fiscal years and any subsequent interim period preceding KPMG’s engagement, neither we, nor anyone acting on our behalf, consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements or (ii) any matter that was the subject of a “disagreement” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (within the meaning of Item 304(a)(1)(v)).

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

We maintain a corporate website at www.arxis.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Report of Independent Registered Public Accounting Firm

To Those Charged with Governance

The Arxis Businesses:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheet of the Arxis Businesses (as defined in Note 1 and 2) (the Company) as of December 31, 2024, the related combined statement of operations, comprehensive loss, members’ equity, and cash flows for the period ended December 31, 2024, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the combined financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination of the accounting acquirer

As discussed in Notes 1 and 2 to the combined financial statements, on September 30, 2024, the equity interests of Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P., Connector TopCo, L.P., and Ovation TopCo, L.P. were contributed to a newly-formed limited partnership series-entity (the Arxis Businesses Transaction). The Arxis Businesses Transaction brought these entities under common control and resulted in a business combination. The business combination was accounted for using the acquisition method of accounting. The common control group of Arcline Engineered Polymer Topco L.P and Hawkeye TopCo L.P. was deemed the accounting acquirer for financial reporting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

We identified the evaluation of the Company’s determination of the accounting acquirer as a critical audit matter. A higher degree of auditor judgment was required in evaluating the common control groups in a business combination involving more than two entities and the importance and weighting of the indicative factors related to each potential accounting acquirer, individually and in the aggregate, such as relative size, post combination voting rights, governance, composition of management, and the terms of the exchange. A different conclusion would have resulted in a material difference in the accounting for the Arxis Businesses Transaction.

The following are the primary procedures we performed to address this critical audit matter. We tested the Company’s conclusion of the accounting acquirer by:

•

evaluating management’s accounting analysis which assessed and documented the factors considered in determining the accounting acquirer, including the assessment of common control groups, relative size, post combination voting rights, governance, composition of management, and terms of the exchange by comparing them to the financial information of the common control groups, the relevant organizational documents, and the transaction agreement

•	corroborating our understanding with external legal counsel.

Sufficiency of audit evidence over revenue

As discussed in Notes 2 and 4 to the combined financial statements, the Company recorded revenue of $742,992 thousand for the year ended December 31, 2024, related primarily to the design, manufacture, and sale of engineered electronic and mechanical components and subsystems. The Company’s process to account for revenue varies across facilities and product revenue streams.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required subjective auditor judgment because of the dispersion of the Company’s revenue generating activities across many facilities. This included determining the facilities at which to perform procedures and evaluating the nature and extent of evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue, including the determination of the Company’s facilities at which those procedures were performed. For each facility where procedures were performed, we evaluated the Company’s revenue accounting policies. For a selection of transactions, we assessed the recorded revenues by comparing the amounts recognized to underlying documentation, including contracts with customers, shipping documentation, customer acceptance, and payments. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/KPMG LLP

We have served as the Company’s auditor since 2025.

Chicago, Illinois

November 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Arcline Engineered Polymer Topco L.P. and Hawkeye TopCo L.P.

Opinion on the Financial Statements

We have audited the accompanying combined statements of operations, comprehensive loss, changes in members’ equity, and cash flows for the year ended December 31, 2023, and the related notes to the combined financial statements (collectively, the financial statements) of Arcline Engineered Polymer Topco L.P. and Hawkeye TopCo L.P. (collectively, the Company). In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor from 2019 to 2025.

Boston, MA

November 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Arxis

Combined Balance Sheet

(in thousands)

December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$110,838
Accounts receivable, net	198,962
Contract assets	58,200
Inventories	301,948
Prepaid expenses and other current assets (a)	42,112

Total current assets	712,060
Property, plant and equipment, net	403,819
Intangible assets, net	2,474,421
Goodwill	2,629,183
Operating lease right-of-use assets, net	53,656
Other assets	44,451

Total assets	$6,317,590

Liabilities and members’ equity
Current liabilities:
Accounts payable	$52,564
Contract liabilities, current	20,716
Operating lease liabilities, current	9,263
Debt, current (a)	25,559
Accrued expenses and other current liabilities	154,919

Total current liabilities	263,021
Debt, noncurrent (a)	2,514,758
Contract liabilities, noncurrent	2,204
Operating lease liabilities, noncurrent	43,588
Deferred tax liabilities	368,473
Other long-term liabilities	148,419

Total liabilities	3,340,463
Members’ equity (a)	2,977,127

Total liabilities and members’ equity	$6,317,590

(a)	Refer to “Note 18. Related Party Transactions” for further information on related party arrangements.

See accompanying notes to the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Arxis

Combined Statements of Operations

(in thousands)

	Year Ended December 31,
	2024	2023
Revenue	$742,992	$424,495
Cost of revenue	411,853	230,478

Gross profit	331,139	194,017
Selling, general and administrative expenses	156,143	88,227
Amortization of intangible assets	72,405	51,469

Operating income	102,591	54,321
Interest expense, net (a)	161,052	124,496
Other income, net	(5,461)	(845)

Net loss before income taxes	(53,000)	(69,330)
Income tax expense (benefit)	2,472	(9,412)

Net loss	$(55,472)	$(59,918)

(a)	Refer to “Note 18. Related Party Transactions” for further information on related party arrangements.

See accompanying notes to the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Arxis

Combined Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2024	2023
Net loss	$(55,472)	$(59,918)
Other comprehensive (loss) income, net of tax:
Foreign currency translation (loss) gain	(26,550)	4,687
Actuarial (losses) gains related to defined benefit pension plans	(10,630)	272

Other comprehensive (loss) income	(37,180)	4,959

Total comprehensive loss, net of tax	$(92,652)	$(54,959)

See accompanying notes to the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Arxis

Combined Statements of Members’ Equity

(in thousands)

Members’ Equity
Balance as of January 1, 2023	$709,035
Net loss	(59,918)
Other comprehensive income	4,959
Issuance of members units	19,872
Notes receivable (a)	(1,000)
Distributions	(50)

Balance as of December 31, 2023	$672,898
Investment due to Arxis Businesses Transaction	2,389,897
Net loss	(55,472)
Other comprehensive loss	(37,180)
Issuance of members units	4,000
Notes receivable (a)	(14,775)
Contributions (a)	18,034
Distributions	(681)
Share-based compensation expense	406

Balance as of December 31, 2024	$2,977,127

(a)	Refer to “Note 18. Related Party Transactions” for further information on related party arrangements.

See accompanying notes to the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Arxis

Combined Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2024	2023
Cash flow from operating activities:
Net loss	$(55,472)	$(59,918)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	96,303	65,324
Amortization of deferred financing cost and accretion of PIK interest	8,780	8,450
Amortization of inventory fair value adjustment	24,770	—
Share-based compensation expense	406	—
Interest rate cap changes in fair value	879	5,442
Deferred income taxes	(24,331)	(17,728)
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	16,373	(984)
Inventories	(4,331)	(1,669)
Prepaid expenses and other current assets	(632)	(175)
Accounts payable	6,306	(3,259)
Accrued expenses and other current liabilities	14,800	(4,879)
Contract assets and liabilities, net	(13,064)	1,333
All other assets and liabilities	(306)	(223)
Other operating activities, net	465	367

Net cash provided by (used in) operating activities	70,946	(7,919)

Cash flow from investing activities:
Capital expenditures	(28,889)	(12,502)
Proceeds from sale and disposal of assets and businesses, net of cash sold	221	315
Cash acquired in the Arxis Businesses Transaction	46,900	—
Acquisition of businesses, net of cash acquired	(53,508)	—

Net cash used in investing activities	(35,276)	(12,187)

Cash flow from financing activities:
Proceeds from issuance of debt (a)	185,500	23,964
Repayments of debt (a)	(132,428)	(16,257)
Payments of debt financing fees	(3,537)	(4,664)
Issuances of related party notes receivables (a)	(14,500)	(1,000)
Proceeds from issuance of related party payable (a)	15,000	—
Repayments of related party payable (a)	(5,000)	—
Contributions (a)	18,034	—
Purchase of interest rate cap	—	(6,088)
Proceeds from issuance of member units	—	19,872
Other financing activities, net	(841)	(247)

Net cash provided by financing activities	62,228	15,580
Effect of exchange rate changes on cash and cash equivalents	1,172	(33)

Net increase (decrease) in cash and cash equivalents	99,070	(4,559)
Cash and cash equivalents, beginning of the year	11,768	16,327

Cash and cash equivalents, end of the year	$110,838	$11,768

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

	Year Ended December 31,
	2024	2023
Supplemental disclosures of cash flow information:
Cash paid for taxes	$11,703	$6,238
Cash paid for interest	150,204	111,141
Supplemental schedule of non-cash investing and financing activities:
Rollover equity issued in connection with acquisition	$4,000	$—
Non-cash investment due to Arxis Businesses Transaction	2,342,997	—

(a)	Refer to “Note 18. Related Party Transactions” for further information on related party arrangements.

See accompanying notes to the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Note 1. Organization and Nature of Operations

Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P., Connector TopCo, L.P., and Ovation TopCo, L.P. and certain of their respective wholly-owned subsidiaries (collectively, “Arxis”, the “Arxis Businesses” or “Company”) design, manufacture, and sell highly engineered electronic and mechanical components primarily used in mission-critical applications. The Company serves diverse end markets including Defense and Space, Commercial Aerospace, and Industrial Technology, and operates highly specialized manufacturing facilities globally, with a focus on domestic manufacturing.

In 2020, Arcline Investment Management, L.P. (“Arcline”) brought Arcline Engineered Polymer Topco L.P. and Hawkeye TopCo L.P. under common control of a single Arcline-sponsored investment fund. On September 30, 2024, the Arxis Businesses were contributed to a newly-formed limited partnership series-entity, as the legal acquirer, in a reorganization which brought the Arxis Businesses under common control (the “Arxis Businesses Transaction”). A series-entity is a business structure dividing assets and liabilities amongst the individual Arxis Businesses, under a single master fund. Each of these series are insulated from others until such point that the businesses are formally contributed which has not occurred. The Arxis Businesses Transaction changed investors’ economic interests and ownership structure, which is accounted for as a business combination within the scope of ASC 805, Business Combinations (“ASC 805”). See “Note 3. Business Combinations” for further information on the Arxis Businesses Transaction.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and reflect a combination of the Company’s accounts and operations. The financial statements combine: (i) the consolidated financial statements of Arcline Engineered Polymer Topco L.P. as of and for the year ended December 31, 2024, and the year ended December 31, 2023, (ii) the consolidated financial statements of Hawkeye TopCo L.P. as of and for the year ended December 31, 2024, and the year ended December 31, 2023, (iii) the consolidated financial statements of Connector TopCo, L.P. as of December 31, 2024 and for the period from September 30, 2024 through December 31, 2024, and (iv) the financial statements of Ovation TopCo, L.P. as of December 31, 2024 and for the period from September 30, 2024 through December 31, 2024, which include only the operations and entities anticipated to be contributed to Arxis and therefore do not represent the full consolidated results of Ovation TopCo, L.P. For each of the aforementioned consolidated financial statements, all significant intercompany accounts and transactions have been eliminated in consolidation.

Certain entities that were included within the historical consolidated financial statements of Ovation TopCo, L.P. have been excluded from the combined financial statements presented herein to reflect the scope of the businesses that will comprise Arxis in connection with its planned registration statement. The entities excluded will not form part of the continuing operations of Arxis. Accordingly, the accompanying combined financial statements reflect only the assets, liabilities, results of operations, and cash flows of the Arxis Businesses and are not intended to represent the consolidated financial position or results of Ovation TopCo, L.P. as historically reported.

As of September 30, 2024, these combined financial statements reflect the effect of the Arxis Businesses Transaction discussed further in “Note 3. Business Combinations.”

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates and assumptions include those related to the carrying amount of property, plant and equipment, goodwill and other intangible assets, fair value of assets acquired, the allowance for credit losses, the valuation of inventories, income taxes, including valuation allowances on deferred tax assets, share-based compensation, assets and obligations related to employee benefits, environmental liabilities and other contingencies, and accounting for long-term contracts including claims.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances.

Revenue Recognition

The Company recognizes revenue using the five-step model prescribed in ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company generates revenue primarily from the design, manufacture, and sale of highly engineered electronic and mechanical components used in mission-critical, harsh-environment applications, as well as related repair and overhaul services. Revenue is recognized from the sale of products or services when obligations under the terms of the contract are satisfied and control of promised goods or services has transferred to the customer. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. Revenue is measured at the amount of consideration the Company expects to be paid in exchange for goods or services.

A majority of the Company’s revenue is recognized at a point in time. The Company typically sells electronic and mechanical components based on a customer purchase order, which generally includes a fixed price per unit. The Company satisfies the performance obligation generally upon shipment of the goods to the customer or delivery, depending on contractual terms, as this is when control transfers to the customer.

If a contract contains multiple performance obligations, the transaction price is allocated on a relative standalone selling price basis. Standalone selling price is determined using observable prices where available or estimated based on market conditions and internally approved pricing guidelines.

For certain contracts, revenue is recognized over time because control transfers continuously to the customer, or the products have no alternative use and contractual termination clauses entitle the Company to payment plus a reasonable profit for performance completed to date. For contracts with contractors of the U.S. Government, lien rights give the customer control over the work-in-progress as costs are incurred.

Based on our production cycle, it is generally expected that goods related to the revenue will be manufactured, shipped and billed within twelve months of the customer purchase order. Progress toward completion is generally measured using the cost-to-cost method, which best depicts the transfer of control to the customer. We estimate the amount of revenue attributable to a contract earned at a given point based on certain costs plus the expected profit. Costs include direct labor, materials, subcontractor costs, and other allocable expenses. Estimates of total contract costs require significant judgment due to program complexity, availability of materials and labor, and technical risks. The Company performs reviews and reflects adjustments to revenue and margin in the period changes occur. These adjustments, as well as any provisions for anticipated losses, apply only to contracts recognized over time. Provisions for anticipated losses on contracts are recorded when identified.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The Company also provides repair, overhaul, and other service activities. Revenue is recognized over time as work is performed, measured by costs incurred relative to total estimated costs, or at a point in time upon completion of service, depending on the nature of the arrangement.

Certain contracts include variable amounts such as award fees, incentive fees, penalties, or other adjustments. Variable consideration is included in the estimated transaction price when there is a basis to reasonably estimate the amount, including whether the estimate should be constrained based on determination of whether it is probable a significant reversal of revenue in a future period could occur. These estimates require judgment and consider historical performance, contractual terms, and expected outcomes.

Contract modifications are assessed to determine whether they create new, or change existing, enforceable rights and obligations. Modifications for goods or services that are not distinct are accounted for as part of the existing contract, with cumulative catch-up adjustments to revenue recorded as appropriate. Modifications for distinct goods or services are treated as separate contracts.

In the normal course of business, the Company does not accept product returns unless the items are defective as manufactured. In addition, the Company does not typically provide customers with the right to a refund. The Company establishes provisions for estimated returns due to defective products and warranties as required. Some products are covered by a standard assurance warranty, which promises that delivered products conform to contract specifications. The warranty periods typically extend for a limited duration following transfer of control of the product. The Company does not sell extended warranties and does not provide warranties outside of fixing defects that existed at the time of sale. As such, warranties are accounted for under ASC 460, Guarantees and not as a separate performance obligation.

Customers generally have payment terms between 30 and 60 days from the satisfaction of the performance obligations. The Company’s contracts with customers generally do not include significant financing components or non-cash consideration.

The Company has elected the following practical expedients and policy elections allowable under ASC 606:

•	The Company elected to exclude from its transaction price any amounts collected from customers for all sales taxes.

•

The Company elected to account for shipping and handling activities as fulfillment costs rather than as a separate performance obligation. Shipping and handling costs incurred are included within Cost of revenue in the Combined Statements of Operations. Amounts billed to a customer related to shipping and handling are included within Revenue in the Combined Statements of Operations.

•	The Company elected to not disclose remaining performance obligations with an original expected duration of one year or less.

•	The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset is one year or less.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development costs were $7,480 and $4,641 for the years ended December 31, 2024 and 2023, respectively, and are recorded within Selling, general and administrative expenses in the Combined Statements of Operations.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Cash and Cash Equivalents

Cash and cash equivalents include cash and liquid investments with original maturities of three months or less. The carrying amounts approximate fair value due to the high liquidity and short maturity of these instruments.

Accounts Receivable

The Company’s accounts receivable primarily consist of trade accounts receivable from third party customers. The amounts due are stated net of an allowance for credit losses. The allowance for credit losses is based on historical losses, current economic conditions, geographic considerations, and in some cases, evaluating specific customer accounts for risk of loss. All provisions for allowances for credit losses are included in Selling, general and administrative expenses in the Combined Statements of Operations.

Inventories

Inventory is reported at the lower of cost (using the first-in, first-out and weighted-average methods) or net realizable value. Net realizable value adjustments for slow-moving and obsolete inventories are provided based on current assessments about future product demand and production requirements.

Contract Assets and Contract Liabilities

The timing of revenue recognition may differ from the timing of customer invoicing and payments received. The Company’s contract assets include unbilled amounts, reflecting revenue recognized for performance obligations satisfied in advance of customer billings which arise from sales under contracts accounted for over time when the cost-to-cost method of revenue recognition is applied. As the right to payment is not solely subject to the passage of time, these amounts are classified as contract assets and are generally presented as current, as they are expected to be billed and collected within 12 months. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets do not exceed their net realizable value.

The Company’s contract liabilities consist primarily of advance billings and payments received in excess of revenue recognized. We receive payments from customers based on the terms established in our contracts. Contract liabilities decrease as we recognize revenue from the satisfaction of the related performance obligation and are recorded as either current or long-term, depending upon when we expect to recognize such revenue.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is computed primarily on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are as follows: buildings from 15 to 40 years; leasehold improvements, the shorter of the lease term or the estimated useful life from one to 20 years; and machinery, equipment and furniture and fixtures from one to 15 years. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated, and any gain or loss is credited to or charged against operations. Maintenance and repairs are expensed as incurred; costs of major additions and betterments are capitalized.

Leases

The Company evaluates whether a contract contains a lease at the inception of such contract. Specifically, the Company considers whether it controls the underlying asset and has the right to obtain substantially all the economic benefits or outputs of the asset. At lease commencement, the Company records a lease liability and

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

corresponding right-of-use (“ROU”) asset. Options to extend or terminate the lease are included as part of the ROU asset and lease liability when it is reasonably certain the Company will exercise the option.

Lease liabilities are recognized at commencement based on the present value of the unpaid lease payments over the lease term. The initial measurement of the ROU asset is equal to the total of the initial measurement of the lease liability, incremental costs to obtain the lease and prepaid lease payments, less any lease incentives received. The Company uses the discount rate implicit in a lease contract, if available. As most of the Company’s leases do not provide an implicit rate, the present value of the lease liability is determined using the Company’s incremental borrowing rate at lease commencement based on information available, including relevant industry rates.

Amortization of these ROU assets is included within either Cost of revenue or Selling, general and administrative expenses in the Combined Statement of Operations depending on the nature of the expense. Variable lease payments are recognized as lease expense in the period in which the obligation for those payments is incurred.

The Company elected to combine lease and non-lease components for its real estate leases. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset. For leases with an initial term of 12 months or less, an ROU asset and lease liability are not recognized and lease expense is recognized on a straight-line basis over the lease term. The Company tests ROU assets whenever events or changes in circumstance indicate that the asset may be impaired.

Finite-Lived Intangible Assets

Intangible assets primarily represent acquired intangible assets including customer relationships, developed technology, trademarks, and patents. The Company amortizes finite-lived intangible assets on a straight-line basis over their estimated useful life, ranging from 5 to 30 years. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. If there is a change to the estimated useful life assumption for any asset, the remaining unamortized balance is amortized prospectively over the revised estimated useful life.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset or asset group to the carrying value of the asset or asset group. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no impairments of long-lived assets for the years ended December 31, 2024 and 2023.

Business Combinations

The Company accounts for business combinations under ASC 805 using the acquisition method of accounting to allocate costs of acquired businesses to the identifiable assets acquired (including intangible assets) and liabilities assumed based on their estimated fair values at the dates of acquisition. The total purchase consideration is generally measured as the fair value of the cash or non-cash assets transferred and equity instruments issued at the acquisition date. The Company recognizes goodwill if the fair value of the total purchase consideration is in

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

excess of the fair value of the identifiable assets acquired net of liabilities assumed. The valuations of the assets acquired and liabilities assumed will impact future operating results. Determining the fair value of assets acquired and liabilities assumed requires judgment and often involves the use of estimates and assumptions which may be significant, including assumptions with respect to future cash inflows and outflows, revenue growth rates and EBITDA margins, discount rates, and market multiples, among other items. We determine the fair values of assets acquired and liabilities assumed generally in consultation with third-party valuation advisors.

Fair value adjustments to the Company’s assets and liabilities are recognized and the results of operations of the acquired business are included in our combined financial statements from the effective date of the merger or acquisition. Costs incurred by the Company that are directly attributable to the acquisition are expensed within Selling, general and administrative expenses in the Combined Statements of Operations.

Goodwill and Other Intangible Assets

The Company does not amortize goodwill or intangible assets that are deemed to have indefinite useful lives. The Company reviews these assets at least annually for impairment, on the first day of the fourth quarter. Additionally, goodwill is also reviewed for possible impairment whenever changes in circumstances indicate that the fair value of a reporting unit is more likely than not below its carrying value.

The Company first assesses qualitative factors to determine whether events and circumstances indicate that it is necessary to perform a quantitative goodwill impairment test. In the quantitative goodwill impairment test, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Fair value of the reporting unit is determined using an income or market approach based on estimates of cash flows for each reporting unit, with those cash flows discounted to present value using rates commensurate with the risks associated with those cash flows. No impairment charge was recorded for the years ended December 31, 2024 and 2023.

Debt

Debt is classified as current or noncurrent based on the maturity of the Company’s financing arrangements. Long-term debt balances are reported net of debt issuance costs. Debt issuance costs represent legal and other direct costs related to the Company’s debt. Debt issuance costs associated with the Company’s revolving credit facilities are classified as an asset within Other assets on the Combined Balance Sheet. Debt issuance costs are amortized to interest expense using the effective interest method through maturity date of the instrument.

Fair Value Measurements and Financial Instruments

The Company measures certain assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and a fair value hierarchy based on the observability of inputs. The fair value hierarchy is as follows: Level 1 – Quoted prices for identical assets or liabilities in active markets; Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be derived from or corroborated by observable market data or by correlation or other means; and Level 3 – Significant unobservable inputs that reflect the Company’s best estimate of fair value from the perspective of a market participant.

The Company’s financial instruments that are not remeasured at fair value include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and debt. The carrying values of these financial instruments materially approximate their fair values.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Interest Rate Caps

The Company uses interest rate caps to limit exposure to variability in cash flows on certain floating-rate debt instruments should interest rates rise above a certain level. Interest rate caps have been designated by the Company as an economic hedge rather than an accounting hedge. Interest rate caps are recognized at fair value every reporting period and the current portion of the interest rate caps is included within Prepaid expenses and other current assets and the non-current portion of interest rate caps is included within Other assets on the Combined Balance Sheet. The changes in the fair value of the interest rate caps are reported as a component of Interest expense, net in the Combined Statements of Operations. Fair value of the interest rate caps is calculated using Level 2 inputs. See “Note 11. Debt” for further information.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The carrying amounts of these items, as well as trade accounts payable, approximate fair value due to the short-term maturity of these instruments.

The Company maintains its cash in bank accounts that, at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk regarding cash. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers composing the Company’s customer base. As of December 31, 2024, no individual customer accounted for more than 10% of accounts receivable. For the years ended December 31, 2024 and 2023, no individual customer accounted for more than 10% of revenue.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company elected to account for the tax effects of the global intangible low tax income provision as a current period expense. In addition, the Company releases the income tax effects of items recorded in AOCI using the aggregate portfolio approach.

For the preparation of the income tax provision for Ovation TopCo entities included in the combined financial statements, we used the separate return approach under the asset and liability method.

The Company records a benefit for uncertain tax positions in the financial statements only when it determines it is more likely than not that such a position will be sustained upon examination by taxing authorities based on the technical merits of the position. Unrecognized tax benefits represent the difference between the position taken in the tax return and the benefit reflected in the financial statements.

Equity-Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”), including certain receivables due from related parties, where recourse exists to the equity interests of the executive. The Company measures share-based awards at their grant date fair value and recognizes compensation expense over their requisite service period. Award forfeitures are accounted for as

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

incurred at the time of the forfeiture. The fair value of each award is estimated on the date of grant using the Black-Scholes-Merton (“BSM”) option-pricing model. A number of assumptions are used to determine the fair value of awards granted. These include expected term, dividend yield, volatility of the awards and the risk-free interest rate. The Company has classified share-based compensation primarily within Selling, general and administrative expenses to correspond with the classification of employees that receive awards. See “Note 16. Members’ Equity” for further information.

Employee Benefit Plans

The Company accounts for its defined benefit pension plan and supplemental retirement plan by recognizing the overfunded or underfunded status of the plan, calculated as the difference between the plan assets and the projected benefit obligation, as an asset or liability on the balance sheet, with changes in the funded status recognized in comprehensive income (loss) in the year in which they occur. Vested benefit obligations are determined based on the present value of vested benefits to which an employee is currently entitled based on his or her expected date of separation or retirement.

Expenses and liabilities associated with the plan are determined based upon actuarial valuations. Integral to the actuarial valuations are a variety of assumptions including expected return on plan assets and discount rate. The Company regularly reviews these assumptions, which are updated as of the December 31 measurement date. Differences between actual results and assumptions are recognized in other comprehensive income (loss) and subsequently recognized in earnings over the future or remaining service period, as applicable, which impacts pension expense in future periods.

Certain of the Company’s defined benefit plans, including those assumed in the Arxis Businesses Transaction, are non-contributory and frozen, and therefore no additional service costs are incurred for those plans. Other defined benefit plans maintained by the Company’s operating subsidiaries continue to accrue benefits for eligible participants in accordance with the respective plan provisions.

Loss Contingencies

The Company is subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. When the Company becomes aware of environmental risk, it performs a site study to ascertain the potential magnitude of contamination and the estimated cost of investigation and remediation. The Company is also subject to various legal proceedings that arise in the ordinary course of business, including product liability matters. Environmental costs and product liability matters are accrued when it is probable that a liability has been incurred, and the amount can be reasonably estimated. If there is any change in the cost and/or timing of investigation and the remediation, the accrual is adjusted accordingly.

At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

See “Note 14. Commitments and Contingencies” for further information.

Foreign Currency Translation

The Company has certain operations outside the United States that prepare financial statements in currencies other than the U.S. dollar. For these operations, results of operations and cash flows are translated using the average exchange rate throughout the period. Assets and liabilities are generally translated at end of period rates. The gains and losses associated with these translation adjustments are included as a component of Members’ equity.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Gains and losses resulting from foreign currency transactions are included within Other income, net in the Combined Statements of Operations.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires disclosure of the title and position of the Chief Operating Decision Maker (“CODM”), an explanation of how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources, and disclosure of significant expenses regularly provided to the CODM that are included within the reported measure of segment profit or loss. The amendments of ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard retrospectively to all prior periods presented in the combined financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies the guidance in ASC 820, “Fair Value Measurement”, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with ASC 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption is permitted. The Company adopted this standard in 2024 on a prospective basis, and the adoption of this accounting pronouncement did not have a material impact on the combined financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this standard in 2023 on a prospective basis and the adoption of this accounting pronouncement did not have a material effect on the combined financial statements.

Recent Accounting Pronouncements Yet to be Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220): Disaggregation of Income Statement Expenses”, which requires additional disclosures of certain amounts included in the expense captions presented on a company’s income statement as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its financial statement disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards”, which clarifies how an entity determines whether a profits interest or similar award is within the scope of ASC 718, “Stock Compensation”. It applies to all entities that account for profit interest awards as compensation to employees or non-employees in return for goods or services. The amendments in this update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Management does not believe the adoption of ASU 2024-01 will have a material impact on the accompanying financial statements and disclosures.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, to enhance the transparency and decision usefulness of income tax disclosures primarily related to the tax rate reconciliation and income taxes paid information. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. The amendments should be applied on a prospective basis. Early adoption and retrospective application are permitted. Management does not believe the adoption of ASU 2023-09 will have a material impact on the accompanying financial statements and disclosures.

Note 3. Business Combinations

On September 30, 2024, the equity interests of Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P., Connector TopCo, L.P., and Ovation TopCo, L.P., were contributed to a newly-formed limited partnership series-entity (the “Arxis Businesses Transaction”). The Arxis Businesses Transaction brought these entities under common control and resulted in a business combination within the scope of ASC 805.

Arcline Engineered Polymer Topco L.P. and Hawkeye TopCo L.P., which were under common control for all periods presented including prior to September 30, 2024, were determined to be the accounting acquirer group in accordance with ASC 805. The total consideration of $2,389,897 represents the amount equal to the estimated fair value of equity exchanged in the Arxis Businesses Transaction by the limited partner holders of the acquired businesses, Connector TopCo, L.P. and Ovation TopCo, L.P., as of the date of the Arxis Businesses Transaction. The total consideration does not include the amount attributable to the entities that have been excluded from Ovation TopCo, L.P as described in “Note 2. Summary of Significant Accounting Policies.” The Company acquired cash as part of the Arxis Businesses Transaction, but there was no cash consideration exchanged as part of the Arxis Businesses Transaction.

The combined financial statements include the operations of the acquired businesses from the date of the Arxis Businesses Transaction, which is the acquisition date. The Company accounted for the acquired businesses using the acquisition method of accounting, which requires, among other things, assets acquired and liabilities assumed to be recognized at their estimated fair values as of the acquisition date.

The following table summarizes the purchase price allocation to the underlying assets acquired and liabilities assumed based on their fair values as of the acquisition date:

Estimated Fair Value
Cash and cash equivalents	$46,900
Accounts receivable	139,756
Contract assets	13,837
Inventories	251,426
Prepaid expenses and other current assets	33,734
Property, plant and equipment	334,462
Intangible assets	1,797,352
Goodwill	1,778,438
Operating lease right-of-use assets	24,714
Other assets	39,730

Total assets acquired	4,460,349
Accounts payable	31,380
Contract liabilities, current	4,911
Operating lease liabilities, current	4,420
Debt, current	14,382
Accrued expenses and other current liabilities	97,253
Debt, noncurrent	1,454,776
Contract liabilities, noncurrent	2,435

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Estimated Fair Value
Operating lease liabilities, noncurrent	19,916
Deferred tax liabilities	306,039
Other long-term liabilities	134,940

Total liabilities assumed	2,070,452

Net assets and liabilities	$2,389,897

The Company recognized goodwill for the excess of the purchase price over the fair value of net assets acquired. Goodwill was primarily attributable to synergies and economies of scale expected from combining the operations of the Company. For tax purposes, the Arxis Businesses Transaction was classified as a stock acquisition, so the Company retained its tax basis in underlying assets, including tax-deductible goodwill. At the time of acquisition, there was $245,975 in carryover tax-deductible goodwill, with no new tax-deductible goodwill created as part of the transaction.

The following table presents the amounts allocated to the intangible assets identified at the acquisition date and the estimated useful lives:

	Weighted-Average Remaining Useful Lives (in years)	Estimated Fair Value
Trademarks	17	$176,500
Customer relationships	24	1,337,200
Developed technology	17	283,652

Total intangible assets acquired		$1,797,352

The Company assumed certain debt instruments in the Arxis Businesses Transaction which were recorded on the acquisition date at their fair values and determined to equal their notional amounts. Refer to “Note 11. Debt” and “Note 19. Subsequent Events” for further details on the debt assumed and subsequently extinguished in 2025.

Pro forma financial information (unaudited)

The following unaudited pro forma financial information summarizes the Combined Results of Operations of the Company, and both Connector TopCo, L.P. and Ovation TopCo, L.P., as if each had been acquired as of January 1, 2023:

	Year Ended December 31,
	2024	2023
Revenue	$1,389,563	$1,237,918
Net loss	$(196,078)	$(222,281)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of operations to reflect certain business combination effects, including the amortization of the acquired intangibles, depreciation of acquired property plant, and equipment, interest expense, share-based compensation expense, and other purchase accounting impacts as though the Arxis Businesses Transaction occurred as of January 1, 2023. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisition been effective January 1, 2023, nor are they intended to be indicative of results that may occur in the future.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

RMB Products, Inc.

On August 28, 2024, the Company acquired 100% equity interest in RMB Products, Inc. (“RMB”) in order to enhance its capabilities in advanced polymer solutions. RMB specializes in custom manufacturing and engineered polymers for the aerospace, chemical processing, semiconductor, and biopharmaceutical industries. The total consideration transferred was $48,618. The acquisition was funded by the proceeds of a $50,000 term loan, net of deferred financing costs of $998.

The following table summarizes the purchase price allocation to the underlying assets acquired and liabilities assumed based on their fair values as of the acquisition date:

Estimated Fair Value
Cash and cash equivalents	$1,416
Accounts receivable	3,292
Inventories	5,725
Prepaid expenses and other current assets	2,632
Property, plant and equipment	5,738
Intangible assets	17,700
Goodwill	28,871
Operating lease right-of-use assets	5,991

Total assets acquired	71,365
Accrued expenses and other current liabilities	11,865
Operating lease liabilities, noncurrent	5,726
Deferred tax liabilities	5,156

Total liabilities assumed	22,747

Net assets and liabilities	$48,618

The Company recognized goodwill for the excess of the purchase price over the fair value of net assets acquired. Goodwill was primarily attributable to synergies and economies of scale expected from combining the operations of the Company and RMB. Goodwill is not deductible for tax purposes.

Transaction expenses paid by the Company in connection with the above acquisition amounted to $1,105 for the year ended December 31, 2024 and are included within Selling, general and administrative expenses in the Combined Statements of Operations.

Pro forma revenue and net income have not been presented because the financial results of RMB are not material to these combined financial statements in any period presented.

M-Wave Design Corporation

On May 9, 2024, the Company acquired 100% equity interest in M-Wave Design Corporation (“M-Wave) in order to expand its product offering to customers. M-Wave specializes in designing and manufacturing RF and microwave components, including isolators, circulators, adaptors, and terminations, for applications in aerospace, defense, and specialized industrials. The total consideration of $12,358 was comprised of $7,508 of cash, $4,000 of rollover equity and $850 of contingent consideration. Rollover equity consisted of 163,867 Class A-2 units and 163,867 Class A-1 Units.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The following table summarizes the purchase price allocation to the underlying assets acquired and liabilities assumed based on their fair values as of the acquisition date:

Estimated Fair Value
Cash and cash equivalents	$1,202
Accounts receivable	672
Inventories	423
Property, plant and equipment	56
Intangible assets	9,400
Goodwill	1,675

Total assets acquired	13,428
Accounts payable	101
Accrued expenses and other current liabilities	38
Contract liabilities	931

Total liabilities assumed	1,070

Net assets and liabilities	$12,358

The contingent consideration is a cash-based arrangement and requires the Company to pay the former owners a specific amount for each of two measurement periods based on adjusted EBITDA targets. The potential undiscounted amount of future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $5,000. The fair value of the contingent consideration arrangement of $850 was estimated using internal forecasts to determine the most likely outcome. Contingent consideration outstanding during the periods presented is recorded at fair value based on unobservable inputs and is considered a Level 3 liability.

The Company had contingent consideration related to the M-Wave acquisition of $850 included in Accrued expenses and other current liabilities on the Combined Balance Sheet as of December 31, 2024. The Company recognized goodwill for the excess of the purchase price over the fair value of net assets acquired. Goodwill was primarily attributable to synergies and economies of scale expected from combining the operations of the Company and M-Wave. Goodwill recognized is deductible for tax purposes.

Transaction expenses paid by the Company in connection with the above acquisition amounted to $376 for the year ended December 31, 2024 and are included within Selling, general and administrative expenses in the Combined Statements of Operations.

Pro forma revenue and net income have not been presented because the financial results of M-Wave are not material to the combined financial statements in any period presented.

Note 4. Revenue

The Company disaggregates revenue based on the method of measuring satisfaction of the performance obligation either at a point in time or over time. Additionally, the Company disaggregates revenue based on the end market where products and services are transferred to the customer. The Company’s principal operating segments and related revenue are discussed in “Note 5. Segment Information.”

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Disaggregation of Revenue

Disaggregated revenue satisfied at a point in time and over time was as follows:

	Year Ended December 31,
	2024	2023
Satisfied at a point in time	$525,407	$274,330
Satisfied over time	217,585	150,165

Total revenue	$742,992	$424,495

Disaggregated revenue by end market was as follows:

	Year Ended December 31,
	2024	2023
Defense and Space	$398,151	$246,231
Industrial Technology	204,625	128,558
Commercial Aerospace	140,216	49,706

Total revenue	$742,992	$424,495

Revenue by Geography

Revenue from external customers by geographic area based on location of the customer was as follows:

	Year Ended December 31,
	2024	2023
United States	$539,618	$316,558
All other countries	203,374	107,937

Total revenue	$742,992	$424,495

Contract Balances

Contract assets and contract liabilities were as follows:

December 31, 2024
Contract assets, current	$58,200

Contract liabilities, current	(20,716)
Contract liabilities, noncurrent	(2,204)

Total contract liabilities	$(22,920)

Net contract assets	$35,280

For the year ended December 31, 2024, revenue recognized from contract liabilities at the beginning of the period was $15,571.

Note 5. Segment Information

The Company has two reportable segments, Electronic Components and Mechanical Components. The Company’s segment reporting structure is consistent with how the CODM reviews the business, makes investing and resource decisions, and assesses operating performance.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The Electronic Components segment provides specialized, highly engineered electronic components and interconnect solutions, including connectors, cable assemblies, microelectronic packaging, radio frequency and microwave products, power products, sensors, capacitors, and resistors.

The Mechanical Components segment designs and manufactures precision and self-lubricating bearings, seals, springs, gaskets and ducting, and shielding textiles.

The Company’s CODM is its Chief Executive Officer. The CODM evaluates the performance of the segments and allocates resources to them based on segment adjusted earnings before interest, taxes, depreciation and amortization adjusted for other non-cash or non-recurring items (“Segment Adjusted EBITDA”) that management believes are not reflective of the Company’s ongoing core operations. The CODM uses Segment Adjusted EBITDA to evaluate operating performance, review and assess the performance of the management team in connection with employee incentive programs and to prepare its annual budget and financial projections. The Company defines Segment Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, adjusted for certain non-core, non-operating, non-recurring, or non-cash items, including transaction and other deal related expenses, acquisition and integration costs, restructuring costs for restructuring programs, refinancing costs, and non-cash share-based compensation expenses. In addition, the CODM receives Cost of revenue, Selling, general and administrative expenses, Capital expenditures, and assets of each segment regularly to monitor cash flow and asset needs of each segment.

Information on the Company’s two reportable segments, Electronic Components and Mechanical Components, was as follows:

	Electronic Components		Mechanical Components		Total
	2024	2023	2024	2023	2024	2023
Revenue	$360,515	$229,842	$382,477	$194,653	$742,992	$424,495
Segment cost of revenue (1)	173,413	116,112	195,500	103,767	368,913	219,879
Segment selling, general and administrative expenses (2)	59,058	47,897	72,310	32,386	131,368	80,283
Other segment items (3)	(1,000)	(211)	(288)	(634)	(1,288)	(845)

Segment Adjusted EBITDA	$129,044	$66,044	$114,955	$59,134	$243,999	$125,178

(1)	Represents cost of revenue adjusted to exclude depreciation and amortization.
(2)

Represents selling, general and administrative expenses adjusted to exclude depreciation, transaction and other deal related expenses, acquisition and integration costs, restructuring related costs and non-cash share-based compensation expense.

(3)

Represents other income and expense adjustments that are non-recurring, non-operational, or not reflective of core performance, such as income from transition services agreements and non-operational pension impacts.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The following table provides a reconciliation of Segment Adjusted EBITDA to Net loss before income taxes for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Segment Adjusted EBITDA	$243,999	$125,178
Interest expense, net	161,052	124,496
Depreciation and amortization	96,303	65,324
Acquisition and integration costs	25,788	2,900
Restructuring costs	14,108	1,402
Transaction and other deal related expenses	3,054	643
Share-based compensation expense	406	—
Refinancing costs	335	190
Other non-recurring adjustments	(4,047)	(447)

Net loss before income taxes	$(53,000)	$(69,330)

Total assets by reportable segment were as follows:

December 31, 2024
Electronic Components	$2,995,245
Mechanical Components	3,322,345

Total assets	$6,317,590

Capital expenditures by reportable segment were as follows:

	Year Ended December 31,
	2024	2023
Electronic Components	$12,595	$7,035
Mechanical Components	16,294	5,467

Total capital expenditures	$28,889	$12,502

Geographic Information

Long-lived assets consist of Property, plant and equipment, net and Operating lease right-of-use assets, net. Long-lived assets by geographic area were as follows:

December 31, 2024
North America	$370,825
Europe	81,223
All other	5,427

Total long-lived assets	$457,475

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Note 6. Accounts Receivable

Accounts receivable, net consisted of the following:

December 31, 2024
Trade receivables	$199,869
Less: allowance for credit losses	(907)

Accounts receivable, net	$198,962

Note 7. Inventories

Inventories consisted of the following:

December 31, 2024
Raw material	$97,793
Work-in-progress	129,762
Finished goods	74,393

Inventories	$301,948

Note 8. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

December 31, 2024
Land	$61,286
Building	101,612
Leasehold improvements	32,761
Machinery, equipment and furniture and fixtures	245,365
Construction in progress	24,961

Property, plant and equipment, gross	465,985
Less: accumulated depreciation	(62,166)

Property, plant and equipment, net	$403,819

Depreciation expense was $23,898 and $13,855 for the years ended December 31, 2024 and 2023, respectively.

Note 9. Goodwill and Intangible Assets

Goodwill

The change in the carrying amount of goodwill by reportable segment were as follows:

	December 31, 2024
	Electronic Components	Mechanical Components	Total
Beginning balance	$444,758	$387,284	$832,042
Additions	863,094	945,890	1,808,984
Foreign currency translation	(1,905)	(9,938)	(11,843)

Ending balance	$1,305,947	$1,323,236	$2,629,183

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Intangible Assets

Intangible assets consisted of the following:

	December 31, 2024
	Weighted- Average Remaining Useful Lives (in years)	Gross Amount	Accumulated Amortization	Net Book Value
Amortized intangible assets:
Customer lists / relationships	21	$2,036,285	$(176,093)	$1,860,192
Patents and technology	18	355,241	(19,559)	335,682
Trademarks / trade names	15	245,018	(28,271)	216,747

Total amortized intangible assets		2,636,544	(223,923)	2,412,621
Indefinite-lived intangible assets:
Developed technology		25,000	—	25,000
Trademarks / trade names		36,800	—	36,800

Total intangible assets		$2,698,344	$(223,923)	$2,474,421

Amortization expense for amortized intangible assets was $72,405 and $51,469 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, estimated amortization expense for amortized intangible assets for the next five years and thereafter was as follows:

Years Ending December 31:	Amount
2025	$135,053
2026	134,730
2027	134,691
2028	134,705
2029	134,472
Thereafter	1,738,970

Total expected future amortization expense	$2,412,621

Note 10. Balance Sheet Components

Prepaid expenses and other current assets consisted of the following:

December 31, 2024
Prepaid expenses	$14,079
Other current assets	28,033

Prepaid expenses and other current assets	$42,112

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Accrued expenses and other current liabilities consisted of the following:

December 31, 2024
Accrued compensation and benefits	$56,891
Related party payables	18,175
Accrued restructuring charges	14,809
Accrued tax liabilities	15,191
Accrued interest	11,811
Legal reserves	8,000
Loss on contract accrual	4,626
Customer deposits	3,764
Accrued professional fees	3,572
Warranty and insurance reserves	3,133
Current portion of finance lease obligations	1,127
Environmental reserves	673
Other	13,147

Accrued expenses and other current liabilities	$154,919

Note 11. Debt

Debt consisted of the following:

	Maturities	Effective Interest Rates	December 31, 2024
Term Loan 1.0	2027	10.5%	$475,521
Term Loan 2.0	2026	10.4%	373,780
Revolver 2.0	2026	10.4%	16,000
Delayed Draw Term Loan 2.0	2026	10.4%	172,179
Term Loan 3.0	2029	11.5%	629,641
Revolver 3.0	2028	11.5%	19,380
Delayed Draw Term Loan 3.0	2029	11.5%	6,544
Term Loan 4.0	2031	8.1%	812,963
Convertible Promissory Note	2026	10.0%	49,623
Notes Payable	2031	8.0%	946

Total debt			2,556,577
Less: Unamortized deferred financing costs			(16,260)
Less: Current maturities			(25,559)

Total Debt, noncurrent			$2,514,758

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The following table of future payments reflects the contractual annual amounts due on all outstanding debt:

Years Ending December 31:	Amount
2025	$25,559
2026	625,836
2027	480,616
2028	14,990
2029	637,067
Thereafter	772,509

Total expected future payments	$2,556,577

Credit Facility 1.0

During and prior to the year ended December 31, 2022, Arcline Engineered Polymer Topco L.P. and its subsidiaries executed, and amended five times, a credit agreement. The credit agreement consists of a term loan of $426,200 term loan (“Term Loan 1.0”) and a revolving line of credit of up to $20,000 (“Revolver 1.0”, and collectively with Term Loan 1.0, the “Credit Facility 1.0”). Credit Facility 1.0 is secured by substantially all assets of Arcline Engineered Polymer Topco L.P. and its subsidiaries.

In March 2023, amendment 6 to Credit Facility 1.0 converted the existing LIBOR Loans into Secured Overnight Financing Rate (“SOFR”) Loans.

In December 2023, amendment 7 increased Term Loan 1.0 by $17,964. This amendment extended the maturity of the Credit Facility 1.0 to December 31, 2027, increased the quarterly principal payment, and adjusted the leverage ratio covenant. In connection with this amendment, the Company capitalized $4,664 in financing costs and $265 in other third-party fees were expensed in the Combined Statements of Operations.

In August 2024, amendment 8 increased Term Loan 1.0 by $50,000 and the capacity on Revolver 1.0 was increased from $20,000 to $30,000. This amendment increased the quarterly principal payment from $1,110 to $1,235. In connection with this amendment, the Company capitalized $998 in financing costs.

Credit Facility 1.0 bears interest at SOFR rate plus a credit margin of 6.0% if the total leverage ratio is greater than or equal to 5.50:1.00; or 5.8% if the total leverage ratio is less than 5.50:1.00; or at the election of the Company, the applicable ABR rate plus, a margin of 5.0% if the total leverage ratio is greater than or equal to 5.50:1.00 or at 4.8% if less than 5.50:1.00. Term Loan 1.0 requires quarterly principal payments in the amount of $1,235 through maturity, with the remaining balance due at maturity.

As of December 31, 2024, there were no amounts drawn on Revolver 1.0 and the capacity available was $30,000.

Credit Facility 1.0 contains a restrictive covenant for a maximum leverage ratio, provisions for the acceleration of the maturity upon occurrence of certain events, and for optional and mandatory prepayments of the principal prior to the maturity date.

Credit Facility 2.0

During and prior to the year ended December 31, 2022, Hawkeye TopCo L.P. and its subsidiaries executed a credit agreement which was subsequently amended three times. The credit agreement, as amended, matures on November 19, 2026 and consists of a $357,413 term loan (“Term Loan 2.0”), a delayed draw term loan with

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

commitments of $220,000 (“DDTL 2.0”) and a revolving line of credit with a borrowing capacity of $30,000 (“Revolver 2.0” and, collectively with Term Loan 2.0 and DDTL 2.0, the “Credit Facility 2.0”). Credit Facility 2.0 is secured by substantially all assets of Hawkeye TopCo L.P. and its subsidiaries and contains various financial and non-financial covenants.

In April 2023, amendment 4 to Credit Facility 2.0 converted the existing LIBOR Loans into SOFR Loans.

In March 2024, amendment 5 increased Term Loan 2.0 to $387,413 and paid down the total outstanding notional balance and related interest on Revolver 2.0. In connection with Credit Facility 2.0 and subsequent amendments, the Company incurred lender and other third-party fees of $2,979, which were expensed in the Combined Statements of Operations.

At each interest rate reset date, the Company can elect either SOFR or ABR plus an applicable margin for each tranche of debt. The interest rate on Credit Facility 2.0 instruments were set at SOFR plus 6.35% starting in the second quarter of 2023. Prior to the second quarter of 2023, the interest rate was set at LIBOR plus 6.25%.

Term Loan 2.0 requires quarterly principal payments of 1% per annum of the original principal balance, with the remaining balance due at maturity.

As of December 31, 2024, the outstanding balance on Revolver 2.0 was $16,000 and the capacity available was $14,000. As of December 31, 2024, the outstanding balance on DDTL 2.0 was $172,179 with an available capacity of $47,821.

Credit Facility 3.0

In connection with the Arxis Businesses Transaction, the Company assumed the credit agreement of Connector TopCo, L.P. and its subsidiaries. The credit agreement, as amended, consists of a $606,000 term loan due November 2, 2029 (“Term Loan 3.0”), a delayed draw term loan with a borrowing capacity of $159,000 due November 2, 2029 (“DDTL 3.0”) and a revolving line of credit with a borrowing capacity of $95,000 due November 2, 2028 (“Revolver 3.0”, and collectively with Term Loan 3.0 and DDTL 3.0, the “Credit Facility 3.0”). Credit Facility 3.0 is secured by substantially all the assets of Connector TopCo, L.P. and its subsidiaries and contains various financial and non-financial covenants.

Term Loan 3.0 requires principal payments of 1.0% per annum of the original principal balance, with the remaining due November 2, 2029. The interest rates are 7% plus SOFR for Term Loan 3.0 and DDTL 3.0 and 3.5% plus SOFR for Revolver 3.0.

In October 2024, amendment 2 to Credit Facility 3.0 resulted in a second term loan for $57,000. In connection with the amendment, the Company repaid $22,824 on Term Loan 3.0, $263 on DDTL 3.0 and $30,000 on Revolver 3.0. The Company capitalized deferred financing costs of $2,706 related to the amendment.

As of December 31, 2024, the outstanding balance on Revolver 3.0 was $19,380 within an available capacity of $75,620. As of December 31, 2024, the outstanding balance on the DDTL 3.0 was $6,544 with an available capacity of $152,456.

Credit Facility 4.0

In connection with the Arxis Businesses Transaction, the Company assumed the Credit Agreement of Ovation TopCo, L.P. and its subsidiaries, which consists of a $815,000 senior secured term loan due April 19, 2031 (“Term Loan 4.0”) and a senior secured multicurrency revolving credit facility of up to $150,000 due April 19, 2029 (the “Revolver 4.0”), including a $75,000 letter of credit sublimit and a $30,000 swingline sublimit.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Term Loan 4.0 is subject to quarterly amortization payments equal to 0.25% of the original principal amount, with the remaining principal due at maturity. As of December 31, 2024, no amounts were drawn under and there were $5,400 of letters of credit outstanding, resulting in an available capacity of $144,600 on Revolver 4.0.

The interest rates under the Term Loan 4.0 and Revolver 4.0 are based on either Term SOFR or an alternative base rate, plus an applicable margin that varies based on the Company’s consolidated first lien net leverage ratio. As of December 31, 2024, the applicable margin for Term SOFR loans was 3.5% for Term Loan 4.0 and 3.0% for Revolver 4.0.

Borrowings under Credit Facility 4.0 are guaranteed by certain subsidiaries of Ovation TopCo L.P., and certain of the Company’s domestic subsidiaries and are secured on a first-priority basis by substantially all assets of the borrowers and guarantors, subject to customary exceptions. Credit Facility 4.0 contains customary affirmative and negative covenants, including limitations on additional indebtedness, liens, restricted payments, and asset sales, as well as financial reporting obligations. Revolver 4.0 is subject to a financial covenant requiring maintenance of a consolidated first lien net leverage ratio of no more than 7.10 to 1.00 when more than 35.0% of Revolver 4.0 is drawn (excluding letters of credit cash collateralized or backstopped). Credit Facility 4.0 also provides for incremental facilities, subject to certain leverage-based and dollar-based caps and contains customary events of default provisions.

Commitment Fees

The Company is subject to commitment fees, payable quarterly in arrears, on the unused portion on all of its revolving credit commitments. Commitment fees totaled $570 and $331 for the years ended December 31, 2024 and 2023, respectively, and are included within Interest expense, net in the Combined Statements of Operations.

Convertible Promissory Notes

In June and August 2021, Arcline Engineered Polymer Topco L.P. and its subsidiaries entered into unsecured loan agreements, in the amount of $30,000 and $5,000, respectively. The interest rate is 10.0% per annum and is accreted at the end of each calendar month by increasing the outstanding principal by an amount equal to such interest then due and payable. Principal and interest shall be paid in full at maturity on July 25, 2026. The total outstanding loan, at any time on or before the maturity date, may be convertible into a variable number of units of Arcline Engineered Polymer Topco L.P. at a conversion price equal to the fair market value per unit on the date of conversion. The Company evaluated this feature under ASC 815 and determined that it is clearly and closely related and therefore was not accounted for separately. As of December 31, 2024, the amount outstanding was $49,623, which includes accrued interest in the amount of $14,623. See “Note 18. Related Party Transactions” for further details.

Notes Payable

The Company assumed $972 of notes payable in the Arxis Businesses Transaction that mature on September 30, 2031. As of December 31, 2024, the amount outstanding was $946.

Interest Rate Caps

The Company enters into various interest rate cap agreements as economic hedges to certain of the Company’s floating rate debt agreements, described above.

In March 2023, the Company entered into an interest rate cap with a cap rate of 5.5%, and a notional amount of $315,000 as of December 31, 2024. The effective date of the cap was June 30, 2023 and will terminate on

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

June 30, 2025. In March 2023, the Company entered into a second interest rate cap with a cap rate of 5.3% SOFR, and a notional amount of $521,648 as of December 31, 2024. The agreement has a termination date of March 31, 2025. In connection with the Arxis Businesses Transaction, the Company acquired a third interest rate cap, as amended, with a cap rate of 5.0% and a notional amount of $447,683 as of December 31, 2024. The agreement has a termination date of February 2, 2026.

The fair value of the interest rate caps as of December 31, 2024 was $109, which is included within Prepaid expenses and other current assets on the Combined Balance Sheet. For the years ended December 31, 2024 and 2023, the Company recorded a loss of $879 and $5,442, respectively, due to the change in fair value of the interest rate caps, which is included within Interest expense, net in the Combined Statements of Operations.

Note 12. Leases

The Company’s operating leases consist of rent commitments under various leases for office space, warehouses, land and buildings. The terms of most of these leases are in the range of three to ten years. The Company’s finance leases include machinery, equipment and furniture and fixtures. The terms of these leases range from three to five years. Certain of the Company’s leases include one or more options to extend the lease, for periods ranging from one year to twenty years.

Operating and finance lease balances were as follows:

	Classification	December 31, 2024
Assets
Operating lease assets	Operating lease right-of-use assets, net	$53,656
Finance lease assets	Property, plant, and equipment, net	1,353

Total lease assets		$55,009

Liabilities
Current:
Operating lease liabilities	Operating lease liabilities, current	$9,263
Finance lease liabilities	Accrued expenses and other current liabilities	1,127
Noncurrent:
Operating lease liabilities	Operating lease liabilities, noncurrent	43,588
Finance lease liabilities	Other noncurrent liabilities	178

Total lease liabilities		$54,156

The components of operating and finance lease cost were as follows:

	Year Ended December 31,
	2024	2023
Operating lease cost	$9,091	$6,816
Finance lease cost:
Amortization of assets	397	178
Interest on lease liabilities	28	19
Short term and variable lease cost	715	204
Sublease revenue	(131)	—

Total lease expense	$10,100	$7,217

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The weighted-average remaining lease term and discount rates were as follows:

December 31, 2024
Weighted-average remaining lease term (years)
Operating leases	6.2
Finance leases	1.5
Weighted-average discount rate
Operating leases	8.5%
Finance leases	3.9%

Supplemental cash flow information related to leases consisted of the following:

	Year Ended December 31,
	2024	2023
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows from operating leases	$9,414	$6,335
Operating cash flows from finances leases	40	19
Financing cash flows from finance leases	847	177
Non-cash lease disclosures:
Operating lease assets obtained in exchange for operating lease liabilities	9,350	1,517
Finance lease assets obtained in exchange for finance lease liabilities	196	132

The estimated minimum future lease payments were as follows:

Years Ending December 31:	Operating Leases	Finance Leases
2025	$13,389	$1,155
2026	11,411	67
2027	10,069	55
2028	8,385	35
2029	8,212	21
Thereafter	17,420	30

Total undiscounted lease obligation	68,886	1,363
Less: Imputed interest	(16,035)	(58)

Present value of lease obligations	$52,851	$1,305

Note 13. Restructuring and Severance Costs

In connection with the Arxis Businesses Transaction, the Company assumed liabilities related to restructuring efforts to increase efficiencies, improve working capital management, and focus on sustainable and consistent revenue and profit generating activities to be completed by the end of 2025. For the year ended December 31, 2024, the Company incurred $13,300 in severance costs.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The following table summarizes the accrual balances by cost type for the restructuring actions for the period:

Amount
Beginning balance as of January 1, 2024	$—
Assumed liabilities in connection with the Arxis Businesses Transaction	1,900
Provision	13,300
Cash payments	(349)
Other adjustments	(42)

Ending balance as of December 31, 2024 (1)	$14,809

(1)	The total accrual balance of $14,809 is included within Accrued expenses and other current liabilities on the Combined Balance Sheet as of December 31, 2024.

Note 14. Commitments and Contingencies

Asset Retirement Obligations

The Company has asset retirement obligations (“AROs”) that are conditional upon certain events.

These AROs generally include the removal and disposition of non-friable asbestos. The Company has not recorded a liability as of December 31, 2024, because the Company does not currently believe there is a reasonable basis for estimating a date or range of dates for major renovation or demolition of these facilities. In reaching this conclusion, the Company considered the historical performance of each facility and has taken into account factors such as planned maintenance, asset replacements, and upgrades, which, if conducted as in the past, can extend the physical lives of the facilities indefinitely. The Company also considered the possibility of changes in technology and risk of obsolescence in arriving at its conclusion.

Additionally, the Company leases various properties under contracts that give the lessor the right to make the determination as to whether the lessee must return the premises to their original condition, except for normal wear and tear. The Company does not normally make substantial modifications to leased property, and many of the Company’s leases either require lessor approval of planned improvements or transfer ownership of such improvements to the lessor at the termination of the lease. Historically the Company has not incurred significant costs to return leased premises to their original condition.

Environmental Costs

In connection with the Arxis Businesses Transaction, the Company assumed certain liabilities associated with potential obligations to perform environmental remediation. The following table displays the activity and balances associated with accruals related to these environmental costs included within Accrued expenses and other current liabilities and Other long-term liabilities on the Combined Balance Sheet:

Amount
Beginning balance as of January 1, 2024	$—
Assumed liabilities in connection with the Arxis Businesses Transaction	51,679
Additions to accrual	73
Payments	—

Ending balance as of December 31, 2024	$51,752

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Moosup

In connection with the Arxis Businesses Transaction, the Company assumed liabilities of Ovation TopCo L.P. related to a former manufacturing facility in Moosup, Connecticut, that was sold to TD Development, LLC (“TD”) in 2014. At the time of sale, TD assumed contractual and statutory responsibility for the environmental investigation and remediation work required at this site (subject to a cost-sharing arrangement). In September 2021, TD’s principal filed for personal bankruptcy protection, and during the course of that bankruptcy proceeding, the Company has learned that neither TD nor its principal is expected to have the means to undertake the investigation, remediation and abatement of the site. The Company has filed an objection to the issuance of a discharge in the bankruptcy proceeding.

In 2024, a settlement agreement with TD and related parties was signed, which provided the Company access to its former facility to update the environmental condition assessment of the property and remaining remediation efforts required, formalize the Company’s oversight of the investigation and remediation activities with the Connecticut Department of Energy and Environmental Protection (“CDEEP”) and enable such investigation and remediation to be performed to commercial/industrial standard rather than the more stringent residential standard. Under this settlement agreement, the Company will undertake the investigation, remediation and abatement of the site, with a modest contribution from TD’s principal. The Company engaged an environmental consultant to gather the appropriate data to calculate a range for the potential environmental obligation. The environmental consultant provided an estimate of the costs that are likely to be incurred in connection with these environmental investigation and remediation activities.

As of December 31, 2024, $45,272 is accrued for these environmental investigation and remediation activities in Other long-term liabilities. The aggregate undiscounted amount has been accrued because it represents the Company’s best estimate of the cost, but the timing of payments is not considered to be fixed and reliably determinable. There can be no assurance that this matter would not have an adverse impact on our business, financial condition, results of operation and/or cash flows.

Bloomfield

In connection with the Arxis Businesses Transaction, the Company assumed liabilities of Ovation TopCo L.P. related to a 2008 purchase of the portion of the Bloomfield campus that had been leased from Naval Air Systems Command. In connection with the purchase, the Company assumed responsibility for environmental investigation and remediation at the facility as may be required under the Connecticut Transfer Act and other environmental laws and it continues the effort to define the scope of the remediation that will be required by the CDEEP. This investigation and remediation process will take many years to complete. The total amount paid to date in connection with these environmental investigation and remediation activities was $15,554.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

As of December 31, 2024, the Company had $5,046 accrued for these environmental investigation and remediation activities, $261 of which is included in Accrued expenses and other current liabilities and the remaining balance is included in Other long-term liabilities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time. The following represents estimated future payments for the undiscounted environmental investigation and remediation liability related to the Bloomfield campus as of December 31, 2024, since the Arxis Businesses Transaction:

Years Ending December 31:	Amount
2025	$261
2026	192
2027	179
2028	273
2029	449
Thereafter	3,692

Total	$5,046

Other Matters

The Company is subject to legal proceedings and claims that arise in the normal course of business. While the outcome of the proceedings and claims cannot be predicted with certainty, the Company does not have any knowledge of any such matters that would have a material adverse effect to the combined financial statements, except as disclosed below.

K-Max Legal Contingency

In connection with the Arxis Businesses Transaction, the Company assumed liabilities of Ovation TopCo L.P. related to a helicopter crash where the helicopter utilized the Company’s K-Max blades. The Company is named in litigation seeking damages for loss of life, loss of property, and business interruption.

As of September 30, 2024, the Company recorded a $8,000 liability for the loss of life, which is included within Accrued expenses and other current liabilities in the Combined Balance Sheet. The liability for the loss of life is fully covered by insurance. The Company reflected the receivable for insurance proceeds within Prepaid expenses and other current assets on the Combined Balance Sheet. In addition, the Company assumed a $17,388 reserve representing the Company’s estimate of probable loss associated with the loss of property and business interruption portion of the case as of the Arxis Businesses Transaction. The Company, in coordination with insurance, estimates that a portion of the liability on the loss of property and business interruption portion of the case will fall within insurance coverage amounts. Accordingly, the Company recognized a receivable for the amount estimated to be recoverable through insurance related to the business interruption claims of $7,779 as of December 31, 2024. As of December 31, 2024, the Company had not recorded any changes in the estimates associated with these claims.

In May 2025, settlement was reached on the loss of life portion of the case. There were no adjustments made to the combined financial statements as the settlement amount was equal to the previously recorded amounts and fully covered by insurance. The remaining claims, related to loss of property and business interruption, proceeded to trial and there was a verdict awarding $22,000 to the plaintiff. Additional pre-judgment and post-judgment interest will apply. The jury found there was no design defect in the K-Max blades. The Company, along with the insurance carriers, are preparing to appeal the verdict.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Other than the above disclosed litigation matter, the Company is not involved in any pending, material legal proceedings other than routine legal proceedings occurring in the ordinary course of business.

Note 15. Income Taxes

The components of net loss before income taxes were as follows:

	Year Ended December 31,
	2024	2023
Domestic operations	$(58,287)	$(78,014)
Foreign operations	5,287	8,684

Net loss before income taxes	$(53,000)	$(69,330)

The components of income tax expense (benefit) were as follows:

	Year Ended December 31,
	2024	2023
Current:
Federal	$18,210	$5,878
State	2,605	853
Foreign	5,971	1,560

Total current	26,786	8,291

Deferred:
Federal	(18,532)	(12,362)
State	(3,430)	(5,701)
Foreign	(2,352)	360

Total deferred	(24,314)	(17,703)

Income tax expense (benefit)	$2,472	$(9,412)

The following table details how income tax expense (benefit) differs from that computed at the federal statutory corporate tax rate:

	Year Ended December 31,
	2024	2023
Income tax at federal statutory rate	$ (11,089)	$ (14,559)
Increases (decreases) in tax resulting from:
Foreign rate differential	2,069	96
Global intangible low-taxed income (“GILTI”)	1,950	1,685
State, net of federal benefit	(2,703)	(5,026)
Effect of flow-through entity	(238)	2,707
U.S. impact of double taxation on foreign branches	549	—
Foreign tax credit	(2,407)	(854)
Other	50	896
Change in federal valuation allowance	14,291	5,643

Income tax expense (benefit)	$2,472	$(9,412)

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The effective tax rate for the years ended December 31, 2024 and 2023, was (4.7)% and 13.6%, respectively.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows:

December 31, 2024
Deferred tax assets:
Net operating loss	$15,170
Disallowed interest	97,593
Operating lease liabilities	12,263
Capitalized research and experimental cost	13,019
Deferred employee benefits	25,578
Inventories	17,719
Environmental obligation	13,773
U.S. branch foreign tax credit	6,441
Other assets	14,123

Total deferred tax assets	215,679

Deferred tax liabilities:
Property, plant and equipment, net	(38,735)
Operating lease right of use asset	(12,572)
Intangible assets	(486,611)
Goodwill	(16,108)
Other liabilities	(1,019)

Total deferred tax liabilities	(555,045)

Valuation allowance	(27,388)

Net deferred tax liability	$ (366,754)

As of December 31, 2024, the Company had foreign tax loss carryforwards (tax effected) of $2,121, federal and state tax loss carryforwards (tax effected) of $13,049 and federal and state credit carryforwards of $5,710. The federal loss carryforward can be carried forward indefinitely. The state loss and credit carryforwards will expire between 2026 and 2046. As of December 31, 2024, the Company had disallowed interest (tax effected) of $97,593 with no expiration period. Utilization of the Company’s net operating loss, disallowed interest, and tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of state net operating loss and tax credit carryforwards before their utilization. The events that may cause ownership changes include, but are not limited to, a cumulative stock ownership change of greater than 50% over a three-year period.

In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning, reversal of existing temporary differences, and forecasts of future taxable income. A valuation allowance is required to be established unless management determines it is more likely than not that the Company will ultimately utilize the tax benefit associated with a deferred tax asset. As of December 31, 2024, the Company had federal and state valuation allowances of $27,243 and foreign valuation allowances of $145. There is no change to the Company’s prior year valuation allowance position. The increase is related to the 2024 activity and the valuation allowance added as part of the Arxis Businesses Transaction.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Given our current earnings and anticipated reorganization in the future, we believe that there is a reasonable possibility that within the next 12 months, sufficient sources of income may become available to allow us to reach a conclusion that a portion of the valuation allowance will no longer be needed. Release of the valuation allowance would result in the recognition of certain DTAs and a decrease to income tax expense for the period the release is recorded.

Management intends to continue to permanently reinvest any future foreign earnings in its foreign subsidiaries. The Company has not recognized a DTL for these unremitted earnings and related translation adjustments. Because such earnings have previously been subject to the one time transition tax on foreign earnings required by the 2017 Act or the GILTI tax, the amount of outside basis difference in our foreign subsidiaries is not material.

The Company records a benefit for uncertain tax positions in the combined financial statements only when it determines it is more likely than not that such position will be sustained upon examination by taxing authorities. Unrecognized tax benefits represent the difference between the position taken and the benefit reflected in the combined financial statements.

The change in the liability is explained as follows:

Amount
Beginning balance as of January 1, 2024	$—
Additions for prior year tax positions in connection with the Arxis Businesses Transaction	2,267
Lapse of statute of limitations	(533)

Ending balance as of December 31, 2024 (1)	$1,734

(1)	Including interest and penalties of $533 for the year ended December 31, 2024.

Included in unrecognized tax benefits as of December 31, 2024, were items approximating $1,734 that, if recognized, would favorably affect the Company’s effective tax rate in future periods. The Company files tax returns in numerous U.S. and foreign jurisdictions. The major jurisdictions where the Company is subject to potential examination include the U.S. and the U.S. state jurisdictions. U.S. and major state returns are open for examination for the 2016 tax year and onward. During the years ended December 31, 2024 and 2023, $115 and nil, respectively, of interest and penalties were recognized as a component of Income tax expense (benefit) in the Combined Statements of Operations. It is the Company’s policy to record interest and penalties on unrecognized tax benefits as income taxes. The Company does not anticipate any significant increases or decreases to unrecognized tax benefits during the next twelve months.

Note 16. Members’ Equity

As of December 31, 2024, the Company’s outstanding units consist of Class A-1 Units and Class A-2 Units (collectively, “Class A Units”), Class B Units (incentive units) and Growth Participation Units (equivalent Class B Units) of Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P., Connector TopCo, L.P., and Ovation TopCo L.P. Class A Units are considered preferred units and have one vote per unit. In the event of distributions, liquidation, dissolution or winding up of the Company, the holders of Class A Units have preference to any distribution over the holders of any other units whereby the Class A Unit holders are entitled to receive an amount equal to their original investments.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

As of December 31, 2024, there were 270,377,934 Class A Units issued and outstanding and 25,820,563 Class B Units have been reserved for issuance under the equity-based compensation plans available to certain employees and non-employee service providers.

Management Equity Plans

Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P., Connector TopCo, L.P., and Ovation TopCo L.P. established Management Equity Plans (the “ME Plans”) under which the Board of Directors of each entity’s plan had the authority to grant Management Incentive Units (“MIUs”). The ME Plans were established to provide the participants incentive compensation via an equity award of Class B Units. The awards are intended to be “profits interests” under IRS regulations.

Once vested, each MIU provides the holder with a right to share in the distribution preferences of the Company once the Class A Unit holders have received cumulative distributions greater than a predetermined participation threshold. Certain MIUs are subject to time vesting, ratably over a defined term (the “time-based vesting MIUs”). The remaining MIUs vest only upon the occurrence of a liquidity event and the Company’s investors realizing a return based upon a multiple of their original investment (the “performance-based vesting MIUs”). For these MIUs, in order to be eligible for distributions both time and performance vesting conditions must be met.

The MIUs have been accounted for as an equity award under ASC 718. Compensation cost is recognized over the service condition period for the time-vesting tranche or when it is probable that the performance conditions will be met for the performance vesting-tranche.

The Company has authorized issuance of 25,973,754 MIUs under the ME Plans of which 15,383,742 were granted and outstanding as of December 31, 2024.

The following table summarizes the MIU activity:

	Units	Weighted- average grant date fair value
Unvested MIUs as of January 1, 2023	7,223,795	$1.56
Granted	1,846,878	2.05
Vested	—	—
Forfeited	(1,249,264)	1.81

Unvested MIUs as of December 31, 2023	7,821,409	$1.63

Assumed in the Arxis Businesses Transaction	7,566,950	2.26
Granted	343,000	2.46
Vested	(177,500)	2.42
Forfeited	(170,117)	1.90

Unvested MIUs as of December 31, 2024	15,383,742	$1.94

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The Company utilizes the BSM option-pricing model to estimate the grant date fair value. The range of key assumptions in the ME Plans described above used in the determination of the grant date fair value are summarized as follows:

Expected annual dividend	—
Expected volatility rate	25.8% - 55%
Risk-free rate of return	2.7% - 4.7%
Expected term (years)	2.0 - 5.0
Discount for lack of marketability	27.4% - 31.8%

The risk-free interest rates used are based upon the 5-year U.S. treasury rate. Expected volatility is based upon historical volatility for publicly traded companies in the same industry sector as the Company. Expected term represents the period of time that MIUs are expected to be outstanding.

The Company recognized stock compensation expense of $406 related to MIUs during the year ended December 31, 2024. As of December 31, 2024, there was approximately $28,675 of total unrecognized compensation expense related to non-vested MIUs expected to vest, which is expected to be recognized over a weighted-average period of 4.0 years.

Growth Participation Plan

Arcline Engineered Polymer TopCo L.P., Hawkeye TopCo L.P., Connector TopCo, L.P., and Ovation TopCo L.P. established the Growth Participation Plan (the “GP Plan”) under which the Board of Directors of each had the authority to grant Growth Participation Units (“GPUs”) to employees. The GPUs expire on the earlier of the employee’s termination or the tenth anniversary of the grant date. Ten GPUs are equivalent to one Class B Unit. Each GPU provides the holder with a right to receive cash distributions upon a liquidity event once the Class A Unit holders have received cumulative distributions equal to or greater than two times their original capital contributions. The GPUs have been accounted for as an equity award under ASC 718. Compensation cost is only recognized when it is probable that the vesting conditions will be met. Compensation expense has not been recognized for the years ended December 31, 2024 and 2023.

The Company authorized issuance of 60,135,530 GPUs under the plan of which 30,772,750 were outstanding as of December 31, 2024.

The following table summarizes the GPU activity:

	Units	Weighted- average grant date fair value
Unvested GPUs as of January 1, 2023	660,450	$0.85
Granted	113,800	0.80
Vested	—	—
Forfeited	(98,900)	0.80

Unvested GPUs as of December 31, 2023	675,350	$0.88

Assumed in the Arxis Businesses Transaction	30,054,000	0.28
Granted	415,950	0.42
Vested	—	—
Forfeited	(372,550)	0.47

Unvested GPUs as of December 31, 2024	30,772,750	$0.29

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The Company utilizes the BSM option-pricing model to estimate the grant date fair value of the GPUs. The range of key assumptions in the GP Plan described above used in the determination of the grant date fair value are summarized as follows:

Expected annual dividend	—
Expected volatility rate	25.8% - 55.0%
Risk-free rate of return	2.7% - 4.3%
Expected term (years)	4.5 - 5.0
Discount for lack of marketability	27.4% - 31.8%

The risk-free interest rates used are based upon the 5-year US Treasury rate. Expected volatility is based upon historical volatility for publicly traded companies in the same industry sector as the Company. Expected term represents the period of time that GPUs are expected to be outstanding.

The unrecognized compensation expense related to the GPUs as of December 31, 2024 was $8,956.

Note 17. Employee Retirement Plans

Ovation Plans

Ovation TopCo L.P. has a non-contributory qualified defined benefit pension plan (the “Ovation Pension Plan”) that is closed to all new hires and is frozen with respect to future benefit accruals. The measurement date for this plan is December 31.

Ovation TopCo L.P. also has a Supplemental Employees’ Retirement Plan (“SERP”), which is considered a non-qualified pension plan. The SERP provides certain key executives, whose compensation is in excess of the limitations imposed by federal law on the qualified defined benefit pension plan, with supplemental benefits based upon eligible earnings, years of service and age at retirement. The Board’s Compensation Committee and the Board have not approved any new participants to the SERP since the acquisition date, and do not intend to do so at any time in the future. The measurement date for this plan is December 31. The SERP does not have a material impact on the combined financial statements for the periods presented. The Ovation Pension Plan and the SERP are collectively referred to as the Ovation Plan herein. The Ovation Plans were assumed in the 2024 Reorganization, described in “Note 3. Business Combinations.”

The changes in the actuarial present value of the projected benefit obligation and fair value of Ovation Pension Plan assets were as follows:

December 31, 2024
Projected benefit obligation, beginning balance	$607,033
Interest cost	7,373
Actuarial liability gain	(34,887)
Benefit payments	(10,449)

Projected benefit obligation, ending balance	$569,070

Fair value of plan assets, beginning balance	571,163
Actual return on plan assets	(40,097)
Employer contributions	—
Benefit payments	(10,449)

Fair value of plan assets, ending balance	$520,617
Underfunded status, ending balance	(48,453)

Accumulated benefit obligation	$569,070

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The liabilities related to the Ovation Pension Plan were as follows:

December 31, 2024
Current liabilities	$—
Noncurrent liabilities	(48,453)

Total	$(48,453)

The following table presents amounts included within Members’ equity on the Combined Balance Sheet for the Ovation Pension Plan that will be recognized as components of pension cost in future periods:

December 31, 2024
Unrecognized gain	$(10,717)
Amount included in Members’ equity	(10,717)

Components of the net periodic pension cost and other comprehensive loss for the Ovation Pension Plan were computed using the projected unit credit actuarial cost method and included the following components:

Year Ended December 31, 2024
Interest cost on projected benefit obligation	$7,373
Expected return on plan assets	(8,690)

Net pension benefit income	$(1,317)

Change in net gain	$(10,717)

Total recognized in other comprehensive loss	(10,717)

Total recognized in net periodic income and other comprehensive loss	$(12,034)

There were no contributions made to the Ovation Pension Plan during the year ended December 31, 2024 and there are no contributions expected to be made during 2025. The future benefits expected to be paid to the Ovation Pension Plan were as follows:

Years Ending December 31:	Amount
2025	$42,056
2026	42,817
2027	43,462
2028	43,735
2029	44,022
Next five years	215,339

Total expected benefit payments	$431,431

Mortality is a key assumption in developing actuarial estimates and, therefore, could significantly impact the valuation of the obligations under the qualified pension plan and SERP. The mortality data was reviewed and based on the size and demographics of the Ovation Plans’ participant population; it was determined that the Pri-2012 Blue Collar mortality table projected generationally with mortality improvement scale MP-2021 was the most appropriate assumption.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The Financial Times Stock Exchange Pension Discount Curve is used, as it is deemed to be the most appropriate basis for generating discount rate assumption, as the future cash flows of the plan are most closely aligned to the Above Median Double-A Curve. The discount rates used in determining benefit obligations of the pension plans were as follows:

December 31, 2024
Discount rate	5.6%

The actuarial assumptions used in determining the net periodic benefit cost of the Ovation Pension Plan was as follows:

December 31, 2024
Discount rate	4.9%
Expected return on plan assets	6.1%

Other

The Company utilizes a “spot rate approach” in the calculation of pension interest and service cost. The spot rate approach applies separate discount rates for each projected benefit payment in the calculation of pension interest and service cost.

Ovation Plan Assets

The expected return on plan assets rate was determined based upon historical returns adjusted for estimated future market fluctuations.

The Ovation Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities. The investment goals for pension plan assets are to improve and/or maintain the Ovation Plan’s funded status by generating long-term asset returns that exceed the rate of growth of the Ovation Plan’s liabilities. The Ovation Plan invests assets in a manner that seeks to (a) maximize return within reasonable and prudent levels of risk of loss of funded status; and (b) maintain sufficient liquidity to meet benefit payment obligations and other periodic cash flow requirements on a timely basis. As the plan’s funded status changes, the Pension Administrative Committee (the management committee that is responsible for plan administration), will act through an immediate or gradual process, as appropriate, to reallocate assets.

Under the current investment policy, no Investment Manager may invest in investments deemed illiquid by the Investment Manager at the time of purchase, development programs, real estate, mortgages or private equities without prior written authorization from the Pension Administrative Committee. In addition, with the exception of USG securities, managers’ holdings in the securities of any one issuer, at the time of purchase, may not exceed 7.5% of the total market value of that manager’s account.

The pension plan assets are valued at fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Short-term Investments – This investment category consists of cash and cash equivalents and futures and options contracts. Cash and cash equivalents are comprised of investments with maturities of three months or less when purchased, including certain short-term fixed-income securities, and are classified as Level 1 investments.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

Futures contracts and options contracts requiring the investment managers to receive from or pay to the broker an amount of cash equal to daily fluctuations are included in short-term investments and are classified as Level 2 investments.

Corporate Stock – This investment category consists primarily of domestic common stock issued by U.S. corporations. Common shares are traded actively on exchanges and price quotes for these shares are readily available. Holdings of corporate stock are classified as Level 1 investments.

Mutual Funds – Mutual funds are traded actively on public exchanges. The share prices for these mutual funds are published at the close of each business day. Holdings of mutual funds are classified as Level 1 investments.

Common Trust Funds – Common trust funds are comprised of shares or units in commingled funds that are not publicly traded. The values of the commingled funds are not publicly quoted and must trade through a broker. For equity and fixed-income commingled funds traded through a broker, the fund administrator values the fund using the net asset value (“NAV”) per fund share, derived from the value of the underlying assets. The underlying assets in these funds (equity securities, fixed income securities and commodity-related securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. Holdings of common trust funds are not subject to leveling. In accordance with Topic 820, Fair Value Measurement, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension plan assets.

Fixed Income Securities – For fixed income securities, multiple prices and price types are obtained from pricing vendors whenever possible, which enables cross-provider validations. A primary price source is identified based on asset type, class or issue for each security. The fair values of fixed income securities are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences, and are categorized as Level 2. These securities are primarily investment grade securities.

The fair values of the Ovation Plan assets as of December 31, 2024, were as follows:

	Total carrying value	Quoted price in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable input (Level 3)	Measured at NAV
Short-term investments:
Cash and cash equivalents	$10,119	$10,119	$—	$—	$—
Futures contracts – assets	3,157	—	3,157	—	—
Fixed income securities	220,543	—	220,543	—	—
Mutual funds	60,021	60,021	—	—	—
Common trust funds	202,220	—	—	—	202,220
Corporate stock	24,557	24,557	—	—	—

Total	$520,617	$94,697	$223,700	$—	$202,220

Hawkeye Pension Plans

One of the Hawkeye TopCo L.P.’s subsidiaries provides its employees with two qualified defined benefit plans (the “Hawkeye Pension Plans”) covering substantially all of the subsidiaries’ employees. The benefits are based on monthly amounts accrued upon the employee’s date of termination, the level of pension benefit in effect as

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

such time, and the employee’s credited years of service. The funding policy is to make contributions to the trustee of the Hawkeye Pension Plans for purposes of providing pension under the Hawkeye Pension Plans as required under accepted actuarial principles to maintain the Hawkeye Pension Plans and pension funds in sound condition.

The changes in the actuarial present value of the projected benefit obligation and fair value of plan assets were as follows:

December 31, 2024
Change in project benefit obligations:
Projected benefit obligation at beginning of year	$10,677
Service cost	213
Interest cost	467
Benefit payments	(779)
Effect of currency translation gain	(851)

Projected benefit obligation at end of year	$9,727
Change in plan assets:
Fair value of plan assets at beginning of year	$13,505
Actual return on plan assets	771
Employer contributions, net of administrative costs	135
Benefit payments	(779)
Effect of currency translation loss	(1,089)

Fair value of plan assets at end of year	12,543

Funded status at end of year	2,816

Amount recognized within Other assets on the Combined Balance Sheet	2,816

Amount recognized within Other comprehensive loss on the Combined Statement of Members’ Equity	$281

The Company’s overall investment strategy is to provide participants with the stipulated level of retirement income at a reasonable cost. The Company’s investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation is to ensure assets are invested with the intent to protect pension plan assets so that such assets are preserved for the provision of benefits to participants and their beneficiaries, and such long-term growth may maximize the amounts available to provide such benefits without undue risk. The target allocation for plan assets are 50% equity securities, 25% fixed income securities, and 25% real return bonds.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

As of December 31, 2024, the Hawkeye Pension Plan assets were invested in pooled investment funds valued using net asset value (“NAV”) as a practical expedient for estimating fair value. The NAV is based on the unit value of the underlying security. The fair values of the Hawkeye Pension Plan assets by asset category were as follows:

December 31, 2024
Equity funds	$3,158
Fixed income funds	9,385

Total	$12,543

Components of the net periodic pension cost and other comprehensive loss were as follows:

	Year Ended December 31,
	2024	2023
Net periodic pension cost:
Service cost	$213	$211
Interest cost	467	506
Expected return on plan assets	(577)	(566)
Amortization of prior service costs	—	9
Amortization of loss	—	8

Net periodic pension cost	$103	$168

Other pre-tax changes in plan asset and benefit obligations recognized in other comprehensive loss:
Actuarial gain	$(79)	$(350)
Amortization of prior service cost	(8)	(9)
Amortization of loss	—	(8)

Total pre-tax gain recognized in accumulated other comprehensive income	(87)	(367)

Total recognized in net periodic benefit cost and other comprehensive loss (pre-tax)	$16	$(199)

The weighted average assumptions used in the accounting for the Hawkeye Pension Plans were as follows:

	December 31, 2024
	Salaried Plan	Hourly Plan
Discount rate	4.65%	4.65%
Expected return on plan assets	5.05%	4.25%
Average compensation increase	N/A	N/A

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

The expected return on Hawkeye Pension Plan assets is set to equal the discount rate used to measure the fair value of the plan assets. No plan assets are expected to be returned to the Company during the year ended December 31, 2024.

The accumulated benefit obligation totaled $9,727 as of December 31, 2024.

The future benefits expected to be paid to the Hawkeye Pension Plans, were as follows:

Amount
Years Ending December 31:
2025	$713
2026	708
2027	702
2028	731
2029	775
Next five years	3,781

Total expected benefit payments	$7,410

Defined Contribution Plans

The Company sponsors defined contribution plans covering substantially all eligible employees. The plans permit participants to make elective deferrals, with the Company providing matching contributions. Company contributions vary depending on the date of hire, with the majority of employees eligible for employer matching on a portion of their contributions. Employer contributions to the defined contribution plans were approximately $4,549 and $2,262 for the years ended December 31, 2024 and 2023, respectively.

Note 18. Related Party Transactions

Consulting and Advisory Agreements

The Company has consulting and advisory agreements with Arcline. The Company pays advisory fees upon consummation of certain transactions. The agreements expire upon the mutual agreement of Arcline and the Company. For the years ended December 31, 2024 and 2023, the Company incurred $2,161 and $1,828 respectively, and paid $894 and $1,451, respectively, for consulting services. The costs are included within Selling, general and administrative expenses in the Combined Statements of Operations.

As of December 31, 2024, unpaid fees related to these agreements were $1,087.

Payables and Loans due to Related Parties

As of December 31, 2024, the Company had $49,623 of loans due to affiliates of Arcline which are recorded within Debt, noncurrent on the Combined Balance Sheet.

As part of the Arxis Businesses Transaction, the Company assumed an outstanding note payable due to an affiliate of Arcline of $5,500, which is unsecured and due in April 2030. The notes are interest-bearing at SOFR plus 3.50% and mature in six years on April 19, 2030 with outstanding principal and interest due at that time. Refer to “Note 3. Business Combinations” for further discussion on the Arxis Businesses Transaction.

As part of the Arxis Businesses Transaction, the Company assumed an outstanding payable due to an affiliate of Arcline of $8,000. During the year ended December 31, 2024, the Company entered into additional payables with

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

the affiliate of $15,000 and repaid $5,000. As of December 31, 2024, the outstanding payables of $18,000 are recorded in Accrued expenses and other current liabilities.

In March 2021, the Company entered into a note payable with an affiliate of Arcline in the amount of $5,000. This note matured and all principal and interest was paid in full in August 2023.

Receivables due from Related Parties

As part of the Arxis Businesses Transaction, the Company acquired certain notes receivable from an affiliate of Arcline of $5,000 which is included within Prepaid and other current assets on the Combined Balance Sheet.

The Company has entered into notes receivable with certain executives of the Company. In April 2023, the Company entered into a note receivable for $1,000. In October 2024, the Company entered into additional notes totaling $14,500. As part of the Arxis Businesses Transaction, the Company acquired additional notes receivable totaling $7,500. The notes are interest-bearing at the long-term applicable federal rate as of the date of issuance. The notes mature in ten years from the date of issuance, or earlier under certain triggering events, with outstanding principal and interest due at that time. The notes are secured with recourse to the equity interests of the respective executive. The notional of the outstanding notes as of December 31, 2024 was $23,000 and is recorded within Members’ equity on the Combined Balance Sheet.

Leases

The Company leases certain manufacturing facilities and transportation equipment under operating leases with affiliates of Arcline. Total related party lease payments were approximately $1,358 and $938 for the years ended December 31, 2024 and 2023, respectively.

Transition Services Agreements

As of December 31, 2024, the Company had $2,009 of receivables due from affiliates of Arcline recorded within Prepaid expenses and other current assets on the Combined Balance Sheet, for services provided under transition service agreements (“TSAs”). These amounts relate to technology, finance, human resources, and payroll support and are expected to be billed and collected within twelve months. The TSAs are valid through May 2026 or upon mutual agreement to terminate. During the year ended December 31, 2024 the Company recognized $2,835 of income related to these TSAs within Other income, net in the Combined Statements of Operations.

As described in “Note 2. Summary of Significant Accounting Policies,” certain entities within Ovation TopCo L.P., are excluded from these combined financial statements. The Company reflected the settlement of ongoing activities from and to those excluded entities as a change in Members’ equity on the Combined Balance Sheet.

Note 19. Subsequent Events

The Company evaluated events occurring after the date of the combined financial statements to consider whether the impact of such events needs to be reflected or disclosed in the combined financial statements. Such evaluation was performed through the date the combined financial statements are available for issuance, which was November 24, 2025.

On July 4, 2025, the President signed H.R. 1, the “One Big Beautiful Bill Act,” into law. The legislation includes several changes to federal tax law that generally allow for more favorable deductibility of certain business expenses beginning in 2025, including the restoration of immediate expensing of domestic research and

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Arxis Combined Financial Statements

(in thousands, except units and where explicitly stated)

development expenditures, reinstatement of 100% bonus depreciation, and more favorable rules for determining the limitation on business interest expense. These changes were not reflected in the income tax provision for the period ended December 31, 2024, as enactment occurred after the balance sheet date. The Company is in the process of evaluating the impacts, if any, on its financial statements in future periods.

Spira Manufacturing Corporation (“Spira”)

On January 8, 2025, the Company acquired Spira, which specializes in custom manufacturing of electromagnetic interference and radio-frequency interference shielding gaskets and products. Total consideration transferred was $50,287. The acquisition was funded by $42,000 of proceeds from the Company’s existing credit agreements and cash on hand. The Company incurred $1,003 in acquisition costs, which were expensed as incurred.

Oldham Group Seals Limited (“Oldham”)

On June 27, 2025, the Company acquired Oldham, which designs and manufactures polymer engineered products for the naval and civilian shipping industry, oil and gas and traction industries. Total consideration transferred was $103,438. The acquisition was funded by $24,000 of proceeds from the Company’s existing credit agreements and cash on hand. The Company incurred $2,146 in acquisition costs, which were expensed as incurred.

Debt Refinancing

On January 1, 2025, the Company received $385,000 from a related party under common control, which was used to repay $385,000 of term loans outstanding under Credit Facility 4.0.

On February 26, 2025, the Company entered into a credit agreement (the “2025 Credit Agreement”) refinancing its outstanding Credit Agreements. The Arxis Businesses entered into the 2025 Credit Agreement as co-borrowers. The 2025 Credit Agreement includes an aggregate term loan of $2,650,000 with a maturity date of February 26, 2032 and an aggregate revolving credit facility of $400,000 with a maturity date of February 26, 2030. Under the terms of the 2025 Credit Agreement, the Company also has available $250,000 delayed draw commitments for future acquisitions and funding general corporate needs. The Company incurred costs of $38,908 in connection with the debt refinancing. The proceeds from the 2025 Credit Agreement term loan were used to repay all the third-party debt and certain related party notes.

The term loan is due and payable in quarterly principal and interest payments and is adjusted based on new advances and the applicable interest rate. The initial principal payment was due on September 30, 2025. The 2025 Credit Agreement bears interest at SOFR or a Base Rate, as defined and at the Company’s election, plus an applicable interest rate. Interest is payable quarterly and the first payment was due on May 31, 2025. The 2025 Credit Agreement includes financial covenants effective beginning June 30, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Connector TopCo, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in members’ equity, and cash flows for the period from January 1, 2024 through September 29, 2024 and for the year ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements) of Connector TopCo, L.P. (the Company). In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of the Company and its cash flows for the period from January 1, 2024 through September 29, 2024 and for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor from 2022 to 2025.

Boston, MA

November 24, 2025

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Connector TopCo, L.P.

Consolidated Statements of Operations

(in thousands)

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Revenue	$251,461	$328,769
Cost of revenue	143,814	203,358

Gross profit	107,647	125,411
Selling, general and administrative expenses	35,342	52,574
Amortization of intangible assets	32,699	43,482

Operating income	39,606	29,355
Interest expense, net	63,791	84,605
Other expense, net	464	888

Net loss before income taxes	(24,649)	(56,138)
Income tax benefit	(4,817)	(11,314)

Net loss	$(19,832)	$(44,824)

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Connector TopCo, L.P.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Net loss	$(19,832)	$(44,824)
Other comprehensive income, net of tax:
Foreign currency translation gain	750	2,238

Other comprehensive income	750	2,238

Total comprehensive loss, net of tax	$(19,082)	$(42,586)

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Connector TopCo, L.P.

Consolidated Statements of Members’ Equity

(in thousands)

Members’ Equity
Balance as of January 1, 2023	$736,548
Net loss	(44,824)
Other comprehensive income	2,238
Issuance of members units	8,655
Share-based compensation expense	3,094

Balance as of December 31, 2023	$705,711
Net loss	(19,832)
Other comprehensive income	750
Notes receivable (a)	(7,636)
Share-based compensation expense	1,752

Balance as of September 29, 2024	$680,745

(a)	Refer to “Note 10. Related Party Transactions” for further information on related party arrangements.

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Connector TopCo, L.P.

Consolidated Statements of Cash Flows

(in thousands)

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Cash flow from operating activities:
Net loss	$(19,832)	$(44,824)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	39,718	53,993
Amortization of deferred financing cost and accretion of PIK interest	3,269	4,454
Amortization of inventory fair value adjustment	—	2,761
Asset impairment charges	—	1,150
Share-based compensation expense	1,752	3,094
Interest rate cap changes in fair value	1,182	2,169
Deferred income taxes	(12,567)	(19,590)
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(4,226)	(9,545)
Inventories	(1,273)	(4,793)
Prepaid expenses and other current assets	465	1,561
Accounts payable	274	2,719
Accrued expenses and other current liabilities	(2,510)	(3,239)
Contract assets and contract liabilities, net	(477)	(532)
All other assets and liabilities	40	325
Other operating activities, net	(93)	878

Net cash provided by (used in) operating activities	5,722	(9,419)

Cash flow from investing activities:
Capital expenditures	(3,560)	(4,874)
Proceeds from sale and disposal of assets and businesses, net of cash sold	46	170
Acquisition of businesses, net of cash acquired	—	(13,604)

Net cash used in investing activities	(3,514)	(18,308)

Cash flow from financing activities:
Proceeds from issuance of debt	19,000	27,700
Repayments of debt	(8,455)	(9,213)
Payments of debt financing fees	(443)	—
Issuances of related party notes receivables	(7,500)	—
Purchase of interest rate cap	—	(3,690)
Proceeds from issuance of member units	—	8,592

Net cash provided by financing activities	2,602	23,389
Effect of exchange rate changes on cash and cash equivalents	299	632

Net increase (decrease) in cash and cash equivalents	5,109	(3,706)
Cash and cash equivalents, beginning of period	13,654	17,360

Cash and cash equivalents, end of period	$18,763	$13,654

Supplemental disclosures of cash flow information:
Cash paid for taxes	$8,739	$9,542
Cash paid for interest	58,971	65,521
Supplemental schedule of non-cash investing activities:
Equity rollover in connection with acquisition of businesses	$—	$(130)

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Note 1. Organization and Nature of Operations

Connector TopCo, L.P., a limited partnership formed in 2022, and its wholly-owned subsidiaries (collectively, the “Company”) designs, manufactures and sells highly engineered electronic components primarily used in mission-critical applications. The Company serves diverse end markets including Defense and Space, Commercial Aerospace, and Industrial Technology, and operates highly specialized manufacturing facilities globally, with a focus on domestic manufacturing.

On September 30, 2024, the equity interests of Connector TopCo, L.P. and its affiliates Arcline Engineered Polymer Topco L.P., Hawkeye TopCo L.P., and Ovation TopCo, L.P. (together the “Arxis Businesses”), were contributed to a newly-formed limited partnership series-entity, as the legal acquirer, in a reorganization which brought the Arxis Businesses under common control (the “Arxis Businesses Transaction”). A series-entity is a business structure dividing assets and liabilities amongst the individual Arxis Businesses, under a single master fund. Each of these series are insulated from others until such point that the businesses are formally contributed which has not occurred. The Arxis Businesses Transaction changed investors’ economic interests and ownership structure, which is accounted for as a business combination within the scope of ASC 805, Business Combinations (“ASC 805”) as of September 30, 2024.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements cover the period from January 1, 2024 through September 29, 2024 and for the year ended December 31, 2023. The Company is a predecessor, as defined in applicable rules and regulations of the Securities and Exchange Commission, to the Arxis Businesses.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and reflect the Company’s accounts and operations and those of its subsidiaries in which it has a controlling financial interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates and assumptions include those related to the carrying amount of property, plant and equipment, goodwill and other intangible assets, fair value of assets acquired, the allowance for credit losses, the valuation of inventories, income taxes including valuation allowances on deferred tax assets and share-based compensation.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances.

Revenue Recognition

The Company recognizes revenue using the five-step model prescribed in ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company generates revenue primarily from the design, manufacture, and sale of highly engineered electronic components used in mission-critical, harsh-environment applications, as well as related repair and overhaul services. Revenue is recognized from the sale of products or services when obligations under the terms of the contract are satisfied and control of promised goods or services has transferred

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

to the customer. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. Revenue is measured at the amount of consideration the Company expects to be paid in exchange for goods or services.

A contract exists when the parties have approved the arrangement, rights and payment terms are identified, the contract has commercial substance, and collection of consideration is probable. Performance obligations are identified based on distinct goods or services promised to the customer.

A majority of the Company’s revenue is recognized at a point in time. The Company typically sells electronic components based on a customer purchase order, which generally includes a fixed price per unit. The Company satisfies the performance obligations generally upon shipment of the goods to the customer or delivery, depending on contractual terms, as this is when control transfers to the customer.

If a contract contains multiple performance obligations, the transaction price is allocated on a relative standalone selling price basis. Standalone selling price is determined using observable prices where available or estimated based on market conditions and internally approved pricing guidelines.

For certain contracts, revenue is recognized over time because control transfers continuously to the customer, or the products have no alternative use and contractual termination clauses entitle the Company to payment plus a reasonable profit for performance completed to date. For contracts with contractors of the U.S. Government, lien rights give the customer control over the work-in-progress as costs are incurred.

Based on our production cycle, it is generally expected that goods related to the revenue will be manufactured, shipped and billed within twelve months of the customer purchase order. Progress toward completion is generally measured using the cost-to-cost method, which best depicts the transfer of control to the customer. The Company estimates the amount of revenue attributable to a contract earned at a given point based on certain costs plus the expected profit. Costs include direct labor, materials, subcontractor costs, and other allocable expenses. Estimates of total contract costs require significant judgment due to program complexity, availability of materials and labor, and technical risks. The Company performs reviews and reflects adjustments to revenue and margin in the period changes occur. These adjustments, as well as any provisions for anticipated losses, apply only to contracts recognized over time. Provisions for anticipated losses on contracts are recorded when identified.

Revenue is recognized over time as work is performed, measured by costs incurred relative to total estimated costs, or at a point in time upon completion of service, depending on the nature of the arrangement.

Certain contracts include variable amounts such as award fees, incentive fees, penalties, or other adjustments. Variable consideration is included in the estimated transaction price when there is a basis to reasonably estimate the amount, including whether the estimate should be constrained based on determination of whether it is probable a significant reversal of revenue in a future period could occur. These estimates require judgment and consider historical performance, contractual terms, and expected outcomes.

Contract modifications are assessed to determine whether they create new, or change existing, enforceable rights and obligations. Modifications for goods or services that are not distinct are accounted for as part of the existing contract, with cumulative catch-up adjustments to revenue recorded as appropriate. Modifications for distinct goods or services are treated as separate contracts.

In the normal course of business, the Company does not accept product returns unless the items are defective as manufactured. In addition, the Company does not typically provide customers with the right to a refund. The

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Company establishes provisions for estimated returns due to defective products and warranties as required. Some products are covered by a standard assurance warranty, which promises that delivered products conform to contract specifications. The warranty periods typically extend for a limited duration following transfer of control of the product. The Company does not sell extended warranties and does not provide warranties outside of fixing defects that existed at the time of sale. As such, warranties are accounted for under ASC 460, Guarantees and not as a separate performance obligation.

Customers generally have payment terms between 30 and 60 days from the satisfaction of the performance obligations. The Company’s contracts with customers generally do not include significant financing components or non-cash consideration.

The Company has elected the following practical expedients and policy elections allowable under ASC 606:

•	The Company elected to exclude from its transaction price any amounts collected from customers for all sales taxes.

•

The Company elected to account for shipping and handling activities as fulfillment costs rather than as a separate performance obligation. Shipping and handling costs incurred are included within Cost of revenue in the Consolidated Statements of Operations. Amounts billed to a customer related to shipping and handling are included within Revenue in the Consolidated Statements of Operations.

•	The Company elected to not disclose remaining performance obligations with an original expected duration of one year or less.

•	The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset is one year or less.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development costs were $566 and $1,168 for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively, and are recorded within Selling, general and administrative expenses in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and liquid investments with original maturities of three months or less. The carrying amounts approximate fair value due to the high liquidity and short maturity of these instruments.

Accounts Receivable

Accounts receivable primarily consist of trade accounts receivable from third party customers. The amounts due are stated net of an allowance for credit losses. The allowance for credit losses is based on historical losses, current economic conditions, geographic considerations, and in some cases, evaluating specific customer accounts for risk of loss. All provisions for allowances for credit losses are included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

Inventories

Inventory is reported at the lower of cost using the first-in, first-out or net realizable value. Net realizable value adjustments for slow-moving and obsolete inventories are provided based on current assessments about future product demand and production requirements.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is computed primarily on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are as follows: buildings of 36 years, leasehold improvements, the shorter of the lease term or the estimated useful life from one to 8 years; and machinery, equipment and furniture and fixtures from one to 14 years. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated and any gain or loss is credited to or charged against operations. Maintenance and repairs are expensed as incurred; costs of major additions and betterments are capitalized. Depreciation expense was $7,019 and $10,511 for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively.

Leases

The Company evaluates whether a contract contains a lease at the inception of such contract. Specifically, the Company considers whether it controls the underlying asset and has the right to obtain substantially all the economic benefits or outputs of the asset. At lease commencement, the Company records a lease liability and corresponding right-of-use (“ROU”) asset. Options to extend or terminate the lease are included as part of the ROU asset and lease liability when it is reasonably certain the Company will exercise the option.

Lease liabilities are recognized at commencement based on the present value of the unpaid lease payments over the lease term. The initial measurement of the ROU asset is equal to the total of the initial measurement of the lease liability, incremental costs to obtain the lease and prepaid lease payments, less any lease incentives received. The Company uses the discount rate implicit in a lease contract, if available. As most of the Company’s leases do not provide an implicit rate, the present value of the lease liability is determined using the Company’s incremental borrowing rate at lease commencement based on information available, including relevant industry rates.

Amortization of these ROU assets is included within either Cost of revenue or Selling, general and administrative expenses in the Consolidated Statement of Operations depending on the nature of the expense. Variable lease payments are recognized as lease expense in the period in which the obligation for those payments is incurred.

The Company elected to combine lease and non-lease components for its real estate leases. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset. For leases with an initial term of 12 months or less, an ROU asset and lease liability are not recognized and lease expense is recognized on a straight-line basis over the lease term. The Company tests ROU assets whenever events or changes in circumstance indicate that the asset may be impaired.

Finite-Lived Intangible Assets

Intangible assets primarily represent acquired intangible assets including customer relationships, developed technology, trademarks, and patents. The Company amortizes finite-lived intangible assets on a straight-line basis over their estimated useful life, ranging from five to 26 years. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. If there is a change to the estimated useful life assumption for any asset, the remaining unamortized balance is amortized prospectively over the revised estimated useful life.

Amortization expense for intangible assets was $32,699 and $43,482 for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset or asset group to the carrying value of the asset or asset group. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no impairments of long-lived assets during the period from January 1, 2024 through September 29, 2024. During the year ended December 31, 2023, the Company recorded a $1,150 impairment on one of its lease contracts for a building the Company no longer expects to use. The impairment is included within Selling, general and administrative expenses in the Consolidated Statements of Operations.

Business Combinations

The Company accounts for business combinations under ASC 805 using the acquisition method of accounting to allocate costs of acquired businesses to the identifiable assets acquired (including intangible assets) and liabilities assumed based on their estimated fair values at the dates of acquisition. The total purchase consideration is generally measured as the fair value of the cash or non-cash assets transferred and equity instruments issued at the acquisition date. The Company recognizes goodwill if the fair value of the total purchase consideration is in excess of the fair value of the identifiable assets acquired net of liabilities assumed. The valuations of the assets acquired and liabilities assumed will impact future operating results. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of estimates and assumptions which may be significant, including assumptions with respect to future cash inflows and outflows, revenue growth rates and EBITDA margins, discount rates, and market multiples, among other items.

Fair value adjustments to the Company’s assets and liabilities are recognized and the results of operations of the acquired business are included within the consolidated financial statements from the effective date of the merger or acquisition. Costs incurred by the Company that are directly attributable to the acquisition are expensed within Selling, general and administrative expenses in the Consolidated Statements of Operations.

Goodwill and Other Intangible Assets

The Company does not amortize goodwill or intangible assets that are deemed to have indefinite useful lives. The Company reviews these assets at least annually for impairment on the first day of the fourth quarter. Additionally, goodwill is also reviewed for possible impairment whenever changes in circumstances indicate that the fair value of a reporting unit is more likely than not below its carrying value.

The Company first assesses qualitative factors to determine whether events and circumstances indicate that it is necessary to perform a quantitative goodwill impairment test. In the quantitative goodwill impairment test, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Fair value of the reporting unit is determined using an income or market approach based on estimates of cash flows for each reporting unit, with those cash flows discounted to present value using rates commensurate with the risks associated with those cash flows. No impairment charge was recorded for the period from January 1, 2024 through September 29, 2024 or the year ended December 31, 2023.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Debt

Debt issuance costs represent legal and other direct costs related to the Company’s debt. Debt issuance costs are amortized to Interest expense, net in the Consolidated Statements of Operations using the effective interest method through maturity date of the instrument.

Fair Value Measurements and Financial Instruments

The Company measures certain assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and a fair value hierarchy based on the observability of inputs. The fair value hierarchy is as follows: Level 1 – Quoted prices for identical assets or liabilities in active markets; Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be derived from or corroborated by observable market data or by correlation or other means; and Level 3 – Significant unobservable inputs that reflect the Company’s best estimate of fair value from the perspective of a market participant.

Interest Rate Caps

The Company uses interest rate caps to limit exposure to variability in cash flows on certain floating-rate debt instruments should interest rates rise above a certain level. Interest rate caps have been designated by the Company as an economic hedge rather than an accounting hedge. Interest rate caps are recognized at fair value every reporting period. The changes in the fair value of the interest rate caps are reported as a component of Interest expense, net in the Consolidated Statements of Operations. Fair value of the interest rate caps is calculated using Level 2 inputs. See “Note 6. Debt” for further information.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The carrying amounts of these items, as well as trade accounts payable, approximate fair value due to the short-term maturity of these instruments.

The Company maintains its cash in bank accounts that, at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk regarding cash. The Company’s three largest customers accounted for approximately 36% and 35% of revenue for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company elected to account for the tax effects of the global intangible low tax income provision as a current period expense. In addition, the Company releases the income tax effects of items recorded in AOCI using the aggregate portfolio approach.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

The Company records a benefit for uncertain tax positions in the financial statements only when it determines it is more likely than not that such a position will be sustained upon examination by taxing authorities based on the technical merits of the position. Unrecognized tax benefits represent the difference between the position taken in the tax return and the benefit reflected in the financial statements.

Equity-Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”), including certain receivables due from related parties, where recourse exists to the equity interests of the executive. The Company measures share-based awards at their grant date fair value and recognizes compensation expense over their requisite service period. Award forfeitures are accounted for as incurred at the time of the forfeiture. The fair value of each award is estimated on the date of grant using the Black-Scholes-Merton (“BSM”) option-pricing model. A number of assumptions are used to determine the fair value of awards granted. These include expected term, dividend yield, volatility of the awards and the risk-free interest rate. The Company has classified share-based compensation primarily within Selling, general and administrative expenses to correspond with the classification of employees that receive awards. See “Note 9. Members’ Equity” for further information.

Defined Contribution Plans

The Company sponsors defined contribution plans covering the majority of its employees. Company contributions vary depending on the date of hire, with the majority of employees being eligible for employer matching employee contributions. Employer contributions to the defined contribution plans were approximately $1,597 and $2,019 for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively.

Loss Contingencies

The Company is subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. When the Company becomes aware of environmental risk, it performs a site study to ascertain the potential magnitude of contamination and the estimated cost of investigation and remediation. Environmental costs are accrued when it is probable that a liability has been incurred, and the amount can be reasonably estimated. If there is any change in the cost and/or timing of investigation and the remediation, the accrual is adjusted accordingly.

At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings. The Company had not recognized any loss contingencies in the consolidated financial statements during the periods presented.

Foreign Currency Translation

The Company has certain operations outside the United States that prepare financial statements in currencies other than the U.S. dollar. For these operations, results of operations and cash flows are translated using the average exchange rate throughout the period. Assets and liabilities are generally translated at end of period rates. The gains and losses associated with these translation adjustments are included in Other comprehensive income within Members’ equity.

Gains and losses resulting from foreign currency transactions are included within Other expense, net in the Consolidated Statements of Operations. The Company recognized $626 and $669 in net foreign currency losses during the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires disclosure of the title and position of the Chief Operating Decision Maker (“CODM”), an explanation of how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources, and disclosure of significant expenses regularly provided to the CODM that are included within the reported measure of segment profit or loss. The amendments of ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard retrospectively to all prior periods presented in the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this standard in 2023 on a prospective basis and the adoption of this accounting pronouncement did not have a material effect on the consolidated financial statements.

Recent Accounting Pronouncements Yet to be Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220): Disaggregation of Income Statement Expenses”, which requires additional disclosures of certain amounts included in the expense captions presented on a company’s income statement as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its financial statement disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards”, which clarifies how an entity determines whether a profits interest or similar award is within the scope of ASC 718, “Stock Compensation”. It applies to all entities that account for profit interest awards as compensation to employees or non-employees in return for goods or services. The amendments in this update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Management does not believe the adoption of ASU 2024-01 will have a material impact on the accompanying financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, to enhance the transparency and decision usefulness of income tax disclosures primarily related to the tax rate reconciliation and income taxes paid information. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. The amendments should be applied on a prospective basis. Early adoption and retrospective application are permitted. Management does not believe the adoption of ASU 2023-09 will have a material impact on the accompanying financial statements and disclosures.

Note 3. Business Combinations

On March 7, 2023, the Company entered into a transaction to acquire 100% equity interest in Legacy Technologies, LLC (“Legacy”), which designs and manufactures glass to metal hermetic seal connectors and hi-reliability quartz crystal holders (the “LTI Acquisition”). In addition to other factors, the acquisition was completed to expand and complement the markets served by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

The total consideration was funded by debt proceeds of $6,445, rollover equity of $65 and cash of approximately $8,537. There was an additional $570 of transaction and debt issuance costs funded by debt proceeds. The Company accounted for the LTI Acquisition using the acquisition method of accounting, which requires, among other things, assets acquired and liabilities assumed to be recognized at their estimated fair values as of the acquisition date.

The following table summarizes the purchase price allocation to the underlying assets acquired and liabilities assumed based on their fair values at the acquisition date:

Estimated Fair Value
Cash and cash equivalents	$1,378
Accounts receivable	1,157
Inventories	2,523
Prepaid expenses and other current assets	67
Property, plant and equipment	642
Intangible assets	8,800
Goodwill	2,068
Operating lease right-of-use assets	925

Total assets acquired	17,560
Accounts payable	124
Operating lease liabilities, current	151
Accrued expenses and other current liabilities	1,464
Operating lease liabilities, noncurrent	774

Total liabilities assumed	2,513

Net assets and liabilities	$15,047

The excess of the consideration over the fair value of the net assets acquired was allocated to goodwill. Goodwill was primarily attributable to synergies and economies of scale expected from combining the operations of the Company and Legacy. The goodwill recognized was tax deductible.

Transaction expenses paid by the Company in connection with the LTI Acquisition amounted to $466 for the year ended December 31, 2023 and are included within Selling, general and administrative expenses in the Consolidated Statements of Operations.

Note 4. Revenue

The Company disaggregates revenue based on the method of measuring satisfaction of the performance obligation either at a point in time or over time. Additionally, the Company disaggregates revenue based on the end market where products and services are transferred to the customer. The Company’s principal operating segment and related revenue is discussed in “Note 5. Segment Information.”

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Disaggregation of Revenue

Disaggregated revenue satisfied at a point in time and over time was as follows:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Satisfied at a point in time	$227,721	$301,069
Satisfied over time	23,740	27,700

Total revenue	$251,461	$328,769

Disaggregated revenue by end market was as follows:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Defense and Space	$168,959	$216,009
Industrial Technology	79,821	110,264
Commercial Aerospace	2,681	2,496

Total revenue	$251,461	$328,769

Revenue by Geography

Revenue from external customers by geographic area based on the location of the customer was as follows:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
United States	$200,117	$262,822
All other countries	51,344	65,947

Total revenue	$251,461	$328,769

Note 5. Segment Information

The Company has one reportable segment. The Company’s segment reporting structure is consistent with how the CODM reviews the business, makes investing and resource decisions and assesses operating performance.

The Company’s CODM is its Chief Executive Officer. The CODM evaluates segment performance and allocates resources to it based on segment earnings before interest, taxes, depreciation and amortization adjusted for other non-cash or non-recurring items (“Segment Adjusted EBITDA”) that management believes are not reflective of the Company’s ongoing core operations. The CODM uses Segment Adjusted EBITDA to evaluate operating performance, review and assess the performance of the management team in connection with employee incentive programs and to prepare its annual budget and financial projections. The Company defines Segment Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, adjusted for certain non-core,

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

non-operating, non-recurring, or non-cash items, including transaction and other deal related expenses, acquisition and integration costs, restructuring costs for restructuring programs, refinancing costs, and non-cash share-based compensation expenses. In addition, the CODM receives Cost of revenue, Selling, general and administrative expenses, Capital expenditures, and assets of its segment regularly to monitor cash flow and asset needs.

The following table provides a reconciliation of the Company’s Segment Adjusted EBITDA to Net loss before income taxes:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Revenue	$251,461	$328,769
Significant segment expenses:
Segment cost of revenue (1)	138,536	192,417
Segment selling, general and administrative expenses (2)	30,249	39,280
Other segment items (3)	464	888

Segment Adjusted EBITDA	82,212	96,184
Interest expense, net	63,791	84,605
Depreciation and amortization	39,718	53,993
Acquisition and integration costs	556	4,685
Restructuring costs	1,079	3,196
Transaction and other deal related expenses	—	1,430
Share-based compensation expense	1,752	3,094
Refinancing costs	47	63
Other non-recurring adjustments	(82)	1,256

Net loss before income taxes	$(24,649)	$(56,138)

(1)	Represents cost of revenue adjusted to exclude depreciation and amortization.
(2)

Represents selling, general and administrative expenses adjusted to exclude depreciation, transaction and other deal related expenses, acquisition and integration costs, restructuring related costs and non-cash share-based compensation expense.

(3)	Represents other income and expense.

Note 6. Debt

Credit Facility

In November 2022, the Company entered into a credit agreement (“Credit Facility”), which consisted of a $606,000 term loan due November 2, 2029, a delayed draw term loan (“DDTL”) with a borrowing capacity of $159,000 due November 2, 2029 and a revolving line of credit with a borrowing capacity of $60,000 (“Revolver”). The Credit Facility is secured by substantially all the assets of Connector TopCo, L.P. and its subsidiaries and contains various financial and non-financial covenants.

The term loan requires principal payments of 1.0% per annum of the original principal balance with the remaining balance due November 2, 2029. Interest rates on the Credit Agreement are 7% plus SOFR for the term loan and delayed draw term loan and 3.5% plus SOFR for the revolving line of credit. The effective interest rate was 11.5% for September 29, 2024.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

In February 2023, in connection with the LTI Acquisition (see “Note 3. Business Combinations”) the Company drew $7,000 on the DDTL.

In June 2024, the Company entered into an amendment to the Credit Facility whereby the Company increased the revolving line of credit borrowing by $35,000 to $95,000. Commitment fees totaled $1,353 and $1,700 for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively, and are included within Interest expense, net in the Consolidated Statements of Operations.

Interest Rate Caps

In January 2023, the Company entered into an interest rate cap agreement as an economic hedge to the Company’s floating rate debt agreement, described above. The interest rate cap has a cap rate of 5.0% and notional amount of $448,819 as of September 29, 2024. In May 2023, the Company amended and restated that agreement. The agreement has a termination date of February 2, 2026. For the period from January 1, 2024 through September 29, 2024, and the year ended December 31, 2023, the Company recorded a loss of $1,182 and $2,169, respectively, due to the change in fair value of the interest rate cap, which is included within Interest expense, net in the Consolidated Statements of Operations.

Note 7. Leases

The Company’s operating leases consist of rent commitments under various leases for office space, warehouses, land and buildings. The terms of most of these leases are in the range of three to eight years. Certain of the Company’s leases include one or more options to extend the lease for periods ranging from one to ten years.

The components of lease cost were as follows:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Operating lease cost	$3,684	$4,889
Variable lease cost	246	764

Total lease expense	$3,930	$5,653

Supplemental consolidated cash flow information related to leases for the periods presented were as follows:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Cash paid for amounts included in measurement of operating lease liabilities	$3,765	$4,769
ROU assets obtained in exchange for operating lease liabilities	$1,740	$1,364

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Note 8. Income Taxes

The components of net loss before income taxes were as follows:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Domestic operations	$(33,781)	$(63,351)
Foreign operations	9,132	7,213

Net loss before income taxes	$(24,649)	$(56,138)

The components of income tax benefit were as follows:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Current:
Federal	$3,857	$3,117
State	1,650	1,743
Foreign	2,329	3,416

Total current	7,836	8,276

Deferred:
Federal	(10,792)	(16,580)
State	(1,732)	(2,644)
Foreign	(129)	(366)

Total deferred	(12,653)	(19,590)

Income tax benefit	$(4,817)	$(11,314)

The following table details how income tax expense (benefit) differs from that computed at the federal statutory corporate tax rate:

	Period from January 1, 2024 through September 29, 2024	Year Ended December 31, 2023
Income tax at federal statutory rate	$(5,176)	$(11,789)
Increases (decreases) in tax resulting from:
Foreign rate differential	432	1,570
State, net of federal benefit	(183)	(1,267)
U.S. impact of double taxation on foreign branches	1,918	1,515
Foreign tax credit	(1,937)	(2,438)
Other	129	1,095

Income tax benefit	$(4,817)	$(11,314)

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

The effective tax rate was 19.5% and 20.2%, for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively. For the period from January 1, 2024 through September 29, 2024, and year ended December 31, 2023, the Company’s effective tax rate differed from the United States federal statutory rate of 21% primarily due to state taxes, foreign tax credits, and U.S. impact of double taxation of foreign branches.

A valuation allowance is required to be established unless it is determined it is more likely than not that the Company will ultimately utilize the tax benefit associated with a deferred tax asset. Valuation allowances increased by $241 and was nil for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively. As of September 29, 2024, the Company had no federal and state valuation allowances and $241 of foreign valuation allowances. As of December 31, 2023, the Company had no federal and state valuation allowances and no foreign valuation allowances.

The Company may be audited by the Internal Revenue Service, various state tax authorities, and other foreign jurisdictions for varying periods, but generally back to and including 2017. Disputes may arise with these tax authorities involving issues of the timing and amount of deductions and allocations of income and expenses among various tax jurisdictions because of differing interpretations of tax laws and regulations. The Company evaluates its exposures associated with the tax filing positions and, while it believes its positions comply with applicable laws, may record liabilities based upon estimates of the ultimate outcome of these matters and the guidance provided in ASC 740. The Company has not recorded any unrecognized tax benefits during the period from January 1, 2024 to September 29, 2024 or the year ended December 31, 2023.

Note 9. Members’ Equity

The Company’s outstanding units consist of Class A-1 Units and Class A-2 Units (collectively, “Class A Units”), Class B Units (incentive units), and Growth Participation Units (equivalent Class B Units). Class A Units are considered preferred units and have one vote per unit. In the event of distributions, liquidation, dissolution or winding up of the Company, the holders of Class A Units have preference to any distribution over the holders of any other units whereby the Class A Unit holders are entitled to receive an amount equal to their original investments.

As of September 29, 2024, the Company had 76,013,579 Class A Units issued and outstanding and 6,958,670 Class B Units have been reserved for issuance under the equity-based compensation plans available to certain employees and non-employee service providers.

Management Equity Plan

The Company established the Management Equity Plan (“ME Plan”) under which the Board of Directors has the authority to grant Management Incentive Units (“MIUs”). The ME Plan was established to provide the participants incentive compensation via an equity award of Class B Units. The awards are intended to be “profits interests” under IRS regulations.

Once vested, each MIU provides the holder with a right to share in the distribution preferences of the Company once the Class A Unit holders have received cumulative distributions greater than a predetermined participation threshold. Certain MIUs are subject to time vesting, ratably over a defined term (the “time-based vesting MIUs”). The remaining MIUs vest only upon the occurrence of a liquidity event and the Company’s investors realizing a return based upon a multiple of their original investment (the “performance-based vesting MIUs”). For these MIUs, in order to be eligible for distributions both time and performance vesting conditions must be met.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

The MIUs have been accounted for as an equity award under ASC 718. Compensation cost is recognized over the service condition period for the time-vesting tranche or when it is probable that the performance condition will be met for the performance-vesting tranche.

The following table summarizes the MIU activity:

	Units	Weighted- average grant date fair value
Unvested MIUs as of January 1, 2023	1,097,982	$1.56
Granted	4,825,557	2.84
Vested	(721,031)	4.28
Forfeited	(20,000)	3.02

Unvested MIUs as of December 31, 2023	5,182,508	$2.37

Granted	400,000	2.78
Vested	(697,031)	2.67
Forfeited	(22,500)	3.27

Unvested MIUs as of September 29, 2024	4,862,977	$2.35

The Company utilizes BSM option-pricing model to estimate the grant date fair value of the MIUs. Key assumptions in the ME Plan described above used in the determination of the grant date fair value are summarized as follows:

Expected annual dividend	0.0%
Expected volatility rate	34% - 55%
Risk-free rate of return	2.7% - 4.3%
Expected term (years)	4.5 - 5.0
Discount for lack of marketability	27.4% - 31.8%

The risk-free interest rates used are based upon the 5-year U.S. treasury rate. Expected volatility is based upon historical volatility for publicly traded companies in the same industry sector as the Company. Expected term represents the period of time that MIUs are expected to be outstanding.

For the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, the Company recognized $1,752 and $3,094, respectively, in stock-based compensation expense related to time-based MIUs. No expense was recognized for performance-based MIUs as the performance condition was not deemed probable for the period from January 1, 2024 through September 29, 2024 or the year ended December 31, 2023.

Growth Participation Plan

During 2023, the Company established the Growth Participation Plan (the “GP Plan”) under which the Board of Directors has the authority to grant Growth Participation Units (“GPUs”) to employees. The GPUs expire on the earlier of the employee’s termination or the tenth anniversary of the grant date. Ten GPUs are equivalent to one Class B Unit. Each GPU provides the holder with a right to receive cash distributions upon a liquidity event once the Class A Unit holders have received cumulative distributions equal to or greater than two times their original capital contributions. The GPUs have been accounted for as an equity award under ASC 718. Compensation cost

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

is only recognized when it is probable that the vesting conditions will be met. Compensation expense has not been recognized for the period from January 1, 2024 through September 29, 2024 or the year ended December 31, 2023.

The following table summarizes the GPU activity:

	Units	Weighted-average grant date fair value
Unvested GPUs as of January 1, 2023	—	$—
Granted	27,155,000	0.28
Vested	—	—
Forfeited	—	—

Unvested GPUs as of December 31, 2023	27,155,000	$0.28

Granted	6,164,000	0.28
Vested	—	—
Forfeited	(3,265,000)	0.28

Unvested GPUs as of September 29, 2024	30,054,000	$0.28

The Company utilizes the BSM option-pricing model to estimate the grant date fair value of the GPUs. Key assumptions in the GP Plan described above used in the determination of the grant date fair value are summarized as follows:

Expected annual dividend	0.0%
Expected volatility rate	34% - 55%
Risk-free rate of return	2.7% - 4.3%
Expected term (years)	4.5 - 5.0
Discount for lack of marketability	27.4% - 31.8%

The risk-free interest rates used are based upon the 5-year US Treasury rate. Expected volatility is based upon historical volatility for publicly traded companies in the same industry sector as the Company. Expected term represents the period of time that GPUs are expected to be outstanding.

Note 10. Related Party Transactions

Consulting and Advisory Agreements

The Company has consulting and advisory agreements with Arcline Investment Management, L.P. (“Arcline”), an affiliate of its majority shareholder. The agreements expire upon the mutual agreement of Arcline and the Company. For the period from January 1, 2024 through September 29, 2024, the Company incurred $529 and paid $901 for consulting services and expense reimbursements. For the year ended December 31, 2023, the Company incurred $580 and paid $197 for consulting services and expense reimbursements.

Leases

The Company leases certain facilities and transportation equipment from related parties. Total related party lease payments totaled approximately $1,473 and $1,608 for the period from January 1, 2024 through September 29, 2024 and the year ended December 31, 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Notes to Connector TopCo, L.P. Consolidated Financial Statements

(in thousands, except units and where explicitly stated)

Receivables due from Related Parties

During the period from January 1, 2024 through September 29, 2024, the Company entered into notes receivable with certain executives of the Company totaling $7,500. The notes are interest-bearing at the long-term applicable federal rate as of the date of issuance. The notes mature in ten years from the date of issuance, or earlier under certain triggering events, with outstanding principal and interest due at that time. The notes are secured with recourse to the equity interests of the respective executive. The notes are recorded within Members’ equity.

Note 11. Subsequent Events

The Company evaluated events occurring after the date of the consolidated financial statements to consider whether the impact of such events needs to be reflected or disclosed in the consolidated financial statements. Such evaluation was performed through the date the consolidated financial statements are available for issuance, which was November 24, 2025.

On July 4, 2025, the President signed H.R. 1, the “One Big Beautiful Bill Act,” into law. The legislation includes several changes to federal tax law that generally allow for more favorable deductibility of certain business expenses beginning in 2025, including the restoration of immediate expensing of domestic research and development expenditures, reinstatement of 100% bonus depreciation, and more favorable rules for determining the limitation on business interest expense. These changes were not reflected in the income tax provision for the period ended December 31, 2024, as enactment occurred after the balance sheet date. The Company is in the process of evaluating the impacts, if any, on its financial statements in future periods.

Credit Agreement

On February 26, 2025, the Company entered into a credit agreement (the “2025 Credit Agreement”) refinancing its outstanding Credit Agreement. The Company entered into the 2025 Credit Agreement with co-borrowers of Integrated Polymer Solutions, Inc., Quantic Corporate Holdings, Inc., Qnnect, LLC, and Kaman Corporation which are related parties. The 2025 Credit Agreement includes an aggregate term loan of $2,650,000 with a maturity date of February 26, 2032 and an aggregate revolving credit facility of $400,000 with a maturity date of February 26, 2030. Under the terms of the 2025 Credit Agreement, the Company also has available $250,000 delayed draw commitments for future acquisitions and funding general corporate needs. The Company incurred costs of $10,253 in connection with the debt refinancing. The proceeds from the 2025 Credit Agreement term loan were used to repay all the third-party debt.

The term loan is due and payable in quarterly principal and interest payments and is adjusted based on new advances and the applicable interest rate. The Company’s initial principal payment was due on September 30, 2025. The 2025 Credit Agreement bears interest at SOFR or a Base Rate, as defined and at the Company’s election, plus an applicable interest rate. Interest is payable quarterly and the first payment was due on May 31, 2025. The 2025 Credit Agreement includes financial covenants effective beginning June 30, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

     Shares

Class A Common Stock

Preliminary Prospectus

Goldman Sachs & Co. LLC	Morgan Stanley	Jefferies

     , 2026

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Estimated expenses, other than underwriting discounts and commissions, of this offering and the Reorganization are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation provides for indemnification by the registrant of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for (i) a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our stockholders, (ii) a director’s or officer’s act or omission not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) a director’s unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit and (v) an officer in any action by or in the right of our company. Our certificate of incorporation provides for exculpation of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

Item 15.	Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act:

•

In connection with the Reorganization, we will issue (i)      shares of Class A common stock and      shares of Class B common stock to the holders of Class A units and vested MIUs, GPUs and VCBs of the Arxis Businesses, of which      shares of Class A common stock will be withheld by us at the initial public offering price to satisfy such recipients’ resulting tax remittance obligations that will be paid by us and (ii)      restricted shares of Class A common stock to holders of unvested MIUs, GPUs and VCBs of the Arxis Businesses. The transaction will be exempt from registration under Section 4(a)(2) of the Securities Act in that the transaction was between an issuer and sophisticated investors and does not involve any public offering.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement

3.1*	Form of amended and restated certificate of incorporation, to be in effect immediately prior to the consummation of this offering

3.2*	Form of amended and restated bylaws, to be in effect immediately prior to the consummation of this offering

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1*†	Credit Agreement, dated as of February 26, 2025, among Kaman Corporation, Quantic Electronics, LLC, Quantic Corporate Holdings, Inc., Qnnect, LLC, Sanders Industries Holdings, Inc., Ovation Parent, Inc., Hawkeye MidCo, LLC, Connector Intermediate HoldCo, LLC, SI Intermediate Holdings, Inc., the lenders from time to time party thereto, the L/C issuers party thereto and Citibank, N.A., as administrative agent and collateral agent

10.2*†	Security Agreement, dated as of February 26, 2025, among Kaman Corporation, Quantic Electronics, LLC, Quantic Corporate Holdings, Inc., Qnnect, LLC, Sanders Industries Holdings, Inc., Ovation Parent, Inc., Hawkeye MidCo, LLC, Connector Intermediate HoldCo, LLC, SI Intermediate Holdings, Inc., the other grantors from time to time party thereto and Citibank, N.A., as collateral agent

10.3*†	Holdings Guaranty, dated as of February 26, 2025, among Ovation Parent, Inc., Hawkeye MidCo, LLC, Connector Intermediate HoldCo, LLC, SI Intermediate Holdings, Inc. and Citibank, N.A., as administrative agent

10.4*	Form of Stockholders’ Agreement

10.5*	Form of Registration Rights Agreement

10.6*	Advisory Services agreement by and between the registrant and Arcline Investment Management LP

10.7*§	Offer Letter by and between the registrant and Azad Badakhsh

10.8*§	Form of Equity Incentive Plan

16.1*	Letter Regarding Change in Accountants

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

21.1*	List of subsidiaries

23.1*	Consent of KPMG LLP

23.2*	Consent of RSM US LLP

23.3*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1*	Powers of attorney (included on signature page to the registration statement)

107*	Filing fee table

*	To be filed by amendment.
#	Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated by the registrant as private or confidential.
†	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the SEC upon request.
§	Indicates a management contract or compensatory plan.

Financial Statements Schedules

All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 17.	Undertakings

The undersigned hereby undertakes:

(a)

for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED BY ARXIS, INC. PURSUANT TO 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bloomfield, Connecticut, on     , 2026.

Arxis, Inc.

By:
	Name:	Kevin Perhamus
	Title:	President, Chief Executive Officer and Director

Each person whose signature appears below constitutes and appoints Kevin Perhamus, Azad Badakhsh and Jennifer Allen, and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on     , 2026 in the capacities indicated:

Kevin Perhamus	President, Chief Executive Officer and Director (principal executive officer)

Azad Badakhsh	Chief Financial Officer and Treasurer (principal financial officer)

Ryan Jankowski	Chief Accounting Officer (principal accounting officer)

Rajeev Amara	Director

Shyam Ravindran	Director

II-4